United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2023

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Iron ore operation, S11D

Financial Statements

December 31, 2022

BRGAAP

VALE

31. Related parties	97
32. Commitments and guarantee	100

Independent auditor's report

on the parent company and

consolidated financial statements

To the Board of Directors and Shareholders

Vale S.A.

Opinion

We have audited the accompanying parent company financial statements of Vale S.A. (the "Company"), which comprise the statement of financial position as at December 31, 2022 and the income statement, statements of comprehensive income, changes in equity and cash flows for the year then ended, as well as the accompanying consolidated financial statements of Vale S.A. and its subsidiaries ("Consolidated"), which comprise the consolidated statement of financial position as at December 31, 2022 and the consolidated income statement, statements of comprehensive income, changes in equity and cash flows for the year then ended, and notes to the financial statements, including significant accounting policies and other explanatory information.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vale S.A. and of Vale S.A. and its subsidiaries as at December 31, 2022, and the financial performance and the cash flows, as well as the consolidated financial performance and the consolidated cash flows for the year then ended, in accordance with accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Parent Company and Consolidated Financial Statements section of our report. We are independent of the Company and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matters

Key Audit Matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current year. These matters were addressed in the context of our audit of the parent company and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

3

Why it is a Key Audit Matter	How the matter was addressed in the audit

Provisions for de-characterization of dams (Note 26 (a))

Resulting from the Brumadinho dam failure, the Company has been working on the de-characterization of its tailing dams built under the upstream method, as well as certain “centerline structures” and dikes located in Brazil. The provision for the de-characterization of dams balance as of December 31, 2022 is R$ 17,627 million.

The provision for the de-characterization of dams involves a high degree of critical judgment by management, as well as high degree of complexity in the determination of engineering solutions and assumptions, as the referred dams and structures present different characteristics and are under different stages of project engineering maturity, some of them on the conceptual engineering phase.

The measurement of the provision takes into consideration the evaluation of several significant assumptions like: (i) volume of waste to be removed; (ii) location availability and distance for disposal of waste; (iii) engineering methods and solutions; (iv) security levels; (v) productivity of the equipment used; (vi) advances in geological studies and new hydrological information; (vii) discount rate update.

In addition, for the determination of the provision, the Company relies on specialized engineering and geology advisors to carry on specific aspects of the de-characterization process, which are relevant for the determination and confirmation of the solutions and significant assumptions, as well as in relation to the estimate of future costs.

Due to the nature of the measurement uncertainties of this provision, the amounts recorded and disclosed as of December 31, 2022, must be reviewed and could come to be changed significantly in future periods, as new facts and circumstances come to be known.

Accordingly, this matter remains an area of focus in our audit.

Our audit procedures included, among others, the update of our understanding and evaluation of the design and operating effectiveness of the significant internal controls put in place by management in relation to the recognition and monitoring of the provision for the de-characterization of dams and corresponding disclosures in the financial statements.

We have discussed with management regarding the technical engineering rationale and main assumptions used on the most relevant de-characterization projects, aiming to evaluate the reasonableness of the future costs estimate made by the Company’s management.

With the support of our engineering specialists we have evaluated the competency, ability and objectivity of the engineering and geology specialists engaged by management to support certain aspects of the de-characterization process.

We have obtained, on a sample basis, the supporting documentation of the costs incurred, and we have evaluated the reasonableness of the calculation models and the significant assumptions used in the engineering projects and technical alternatives, with the involvement of our engineering specialists.

As a result of the procedures performed, we consider that the criteria and assumptions adopted by the Company’s management for the aim to calculate and account for these provisions are reasonable and consistent with the information obtained during our audit work and with the disclosures made in the financial statements.

4

Why it is a Key Audit Matter	How the matter was addressed in the audit
Provision for tax contingencies (Notes 8 (e) and 28)

The Company and its subsidiaries have relevant tax matters under discussion at several procedural levels, for which, based on the opinion of their internal and external legal advisors, a provision for tax contingencies in the amount of R$ 3,008 million was recorded.

The definition of the provided amount mentioned above, as well as the contingent liabilities and uncertain tax positions disclosed depend on critical judgments by management regarding the settlement term, likelihood of loss and amount.

In addition, considering the significance of the amounts involved, any changes in estimates or assumptions, which influence the determination of the likelihood of loss, could have significant impacts on the Company's financial statements.

Accordingly, this matter was maintained as an area of focus in our audit.

Our audit procedures included, among others, the evaluation of the design and operating effectiveness of the significant internal controls related to the process of determining tax contingencies, as well as the assessment of significant information technology systems that support this process.

For tax positions related to income taxes, we met with management to discuss and evaluate the circumstances of the relevant matters in relation to the Interpretation ICPC 22/IFRIC 23, as well as to understand the internal controls related to the identification and monitoring of uncertainty tax treatments and measurement and recognition of the obligation, when applicable.

Based on the list provided by management, we requested and obtained confirmation from all the legal advisors, internal and external, who are responsible for the Company's tax claims, confirming amounts and estimates used by the Company's management.

Also, when applicable, for the most significant tax proceedings, we obtained the opinions of other tax advisors, aiming to assess the reasonableness of the estimates determined by the lawyers responsible for the respective claims, and analyze the arguments and case law adopted by the Company's legal advisors.

We consider that the criteria and assumptions adopted by management for determining provisions, as well as disclosures, are consistent with the assessment of legal advisors.

5

Vale S.A

Other matters

Value Added Statement

The parent company and consolidated Value Added Statements for the year ended December 31, 2022, prepared under the responsibility of the Company's management and presented as supplementary information for IFRS purposes, were submitted to audit procedures performed in conjunction with the audit of the Company's financial statements. For the purposes of forming our opinion, we evaluated whether these statements are reconciled with the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09 - " Value Added Statement". In our opinion, these Value Added Statements have been properly prepared in all material respects, in accordance with the criteria established in the Technical Pronouncement, and are consistent with the parent company and consolidated financial statements taken as a whole.

Other information accompanying the parent company and consolidated financial statements and the auditor's report

The Company's management is responsible for the other information that comprises the Management Report.

Our opinion on the parent company and consolidated financial statements does not cover the Management Report, and we do not express any form of audit conclusion thereon.

In connection with the audit of the parent company and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the parent company and consolidated financial statements

Management is responsible for the preparation and fair presentation of the parent company and consolidated financial statements in accordance with accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the parent company and consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the financial reporting process of the Company and its subsidiaries.

6

Vale S.A

Auditor's responsibilities for the audit of the parent company and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the parent company and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the parent company and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Company and its subsidiaries.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Company to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the parent company and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the parent company and consolidated financial statements, including the disclosures, and whether these financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the parent company and consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

7

Vale S.A

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Rio de Janeiro, February 16, 2023

PricewaterhouseCoopers Patricio Marques Roche

Auditores Independentes Ltda. Contador CRC 1RJ081115/O-4

CRC 2SP000160/O-5

8

Income Statement

In millions of Brazilian reais, except earnings per share

		Consolidated			Parent Company
		Year ended December 31,
	Notes	2022	2021	2020	2022	2021
Continuing operations
Net operating revenue	4(d)	226,508	293,524	206,098	141,510	220,109
Cost of goods sold and services rendered	5(a)	(124,195)	(117,267)	(90,948)	(61,518)	(59,140)
Gross profit		102,313	176,257	115,150	79,992	160,969

Operating expenses
Selling and administrative	5(b)	(2,658)	(2,601)	(2,529)	(1,343)	(1,368)
Research and development		(3,411)	(2,964)	(2,151)	(1,663)	(1,477)
Pre-operating and operational stoppage	26	(2,466)	(3,467)	(4,517)	(2,344)	(2,609)
Equity results and others results from subsidiaries	15	-	-	-	41,110	13,729
Other operating expenses, net	5(c), 24 and 26	(8,901)	(16,591)	(31,218)	(8,768)	(16,407)
		(17,436)	(25,623)	(40,415)	26,992	(8,132)
Impairment reversal (impairment and disposals) of non-current assets, net	19	3,833	(2,352)	(6,968)	(1,056)	(398)
Operating income		88,710	148,282	67,767	105,928	152,439

Financial income	6	2,685	1,822	1,570	1,830	1,063
Financial expenses	6	(6,156)	(6,787)	(5,954)	(6,430)	(6,556)
Other financial items, net	6	14,849	22,777	(19,768)	6,235	(1,928)
Equity results and other results in associates and joint ventures	15 and 25	1,616	(6,947)	(5,210)	1,616	(6,947)
Income before income taxes		101,704	159,147	38,405	109,179	138,071

Income taxes	8	(15,185)	(25,320)	(4,627)	(13,255)	(16,843)

Net income from continuing operations		86,519	133,827	33,778	95,924	121,228
Net income (loss) attributable to noncontrolling interests		413	591	(11)	-	-
Net income from continuing operations attributable to Vale's shareholders		86,106	133,236	33,789	95,924	121,228

Discontinued operations	16(a)
Net income (loss) from discontinued operations		9,818	(12,484)	(8,875)	-	-
Loss attributable to noncontrolling interests		-	(476)	(1,799)	-	-
Net income (loss) from discontinued operations attributable to Vale's shareholders		9,818	(12,008)	(7,076)	-	-

Net income		96,337	121,343	24,903	95,924	121,228
Net income (loss) attributable to noncontrolling interests		413	115	(1,810)	-	-
Net income attributable to Vale's shareholders		95,924	121,228	26,713	95,924	121,228

Basic and diluted earnings per share attributable to Vale's shareholders:	9
Common share (R$)		20.67	24.18	5.21	20.67	24.18

As described in note 16(a), the coal segment is presented in these financial statements as a “discontinued operation”, therefore, the comparative financial information in the Income Statement were reclassified accordingly.

The accompanying notes are an integral part of these financial statements.

9

Statement of Comprehensive Income

In millions of Brazilian reais

		Consolidated			Parent Company
		Year ended December 31,
	Notes	2022	2021	2020	2022	2021
Net income		96,337	121,343	24,903	95,924	121,228
Other comprehensive income (loss):
Items that will not be reclassified to income statement
Retirement benefit obligations	29	1,380	2,631	(436)	105	736
Fair value adjustment to investment in equity securities	21	-	2,188	641	-	1,812
Equity results	15	-	-	-	1,275	2,271
		1,380	4,819	205	1,380	4,819

Items that may be reclassified to income statement
Translation adjustments		(7,696)	5,133	20,011	(7,666)	4,865
Net investment hedge	20	447	(646)	(2,732)	447	(646)
Cash flow hedge	20	50	47	(631)	(21)	-
Equity results	15	-	-	-	71	47
Reclassification of cumulative translation adjustment to income statement	15 and 16	(23,690)	(26,501)	(702)	(23,690)	(26,501)
		(30,889)	(21,967)	15,946	(30,859)	(22,235)
Total comprehensive income		66,828	104,195	41,054	66,445	103,812

Comprehensive income (loss) attributable to noncontrolling interests		383	383	(3,056)	-	-
Comprehensive income attributable to Vale's shareholders		66,445	103,812	44,110

Items above are stated net of tax and the related taxes are disclosed in note 8.

The accompanying notes are an integral part of these financial statements.

10

Statement of Cash Flows

In millions of Brazilian reais

		Consolidated			Parent Company
		Year ended December 31,
	Notes	2022	2021	2020	2022	2021
Cash flow from operations	10(a)	95,793	178,815	99,171	74,232	155,528
Interest on loans and borrowings paid	10(c)	(4,067)	(3,820)	(3,911)	(4,432)	(4,795)
Cash received (paid) on settlement of derivatives, net	20	(425)	(1,118)	(280)	771	(1,083)
Payments related to Brumadinho event	24	(5,604)	(7,633)	(2,651)	(5,604)	(7,633)
Payments related to de-characterization of dams	26	(1,806)	(1,822)	(1,521)	(1,806)	(1,822)
Interest on participative shareholders' debentures paid	22	(1,835)	(2,317)	(1,000)	(1,835)	(2,317)
Income taxes (including settlement program)		(24,068)	(23,607)	(9,138)	(22,662)	(21,384)
Net cash generated by operating activities from continuing operations		57,988	138,498	80,670	38,664	116,494
Net cash generated (used) in operating activities from discontinued operations	16(a)	213	(1,732)	(5,462)	-	-
Net cash generated by operating activities		58,201	136,766	75,208	38,664	116,494

Cash flow from investing activities:
Capital expenditures		(28,184)	(27,301)	(21,720)	(19,005)	(16,916)
Additions to investments	15(a)	(1)	(237)	(657)	(1,184)	(899)
Proceeds from the sale of investments, net	10(b)	3,062	3,835	2,120	863	6,094
Dividends received from associates and joint ventures	15	1,154	1,043	904	11,588	20,489
Short-term investment		1,309	2,671	(1,247)	896	519
Other investments activities, net		(982)	(2,823)	(2,965)	(7,427)	(12,412)
Net cash used in investing activities from continuing operations		(23,642)	(22,812)	(23,565)	(14,269)	(3,125)
Net cash used in investing activities from discontinued operations	16(a)	(534)	(12,476)	(669)	-	-
Net cash used in investing activities		(24,176)	(35,288)	(24,234)	(14,269)	(3,125)

Cash flow from financing activities:
Loans and borrowings from third-parties	10(c)	6,764	5,165	34,023	2,016	3,226
Payments of loans and borrowings from third-parties	10(c)	(11,764)	(10,759)	(33,207)	(3,783)	(9,051)
Payments of leasing	23	(1,154)	(1,152)	(1,051)	(410)	(396)
Dividends and interest on capital paid to shareholders	30(d)	(34,092)	(73,112)	(18,637)	(34,092)	(73,112)
Dividends and interest on capital paid to noncontrolling interest		(65)	(175)	(72)	-	-
Shares buyback program	30(c)	(30,640)	(29,121)	-	(14,581)	(15,574)
Transactions with noncontrolling shareholders of PTVI	16(k)	-	-	1,560	-	-
Transactions with noncontrolling shareholders of MBR	16(m)	-	-	(579)	-	-
Net cash used in financing activities from continuing operations		(70,951)	(109,154)	(17,963)	(50,850)	(94,907)
Net cash used in financing activities from discontinued operations	16(a)	(54)	(72)	(78)	-	-
Net cash used in financing activities		(71,005)	(109,226)	(18,041)	(50,850)	(94,907)

Increase (reduction) in cash and cash equivalents		(36,980)	(7,748)	32,933	(26,455)	18,462
Cash and cash equivalents in the beginning of the year		65,409	70,086	29,627	34,266	14,609
Effect of exchange rate changes on cash and cash equivalents		(3,657)	3,071	7,605	-	-
Cash and cash equivalents from subsidiaries sold, net	15	(61)	-	(79)	85	1,195
Cash and cash equivalents at end of the year		24,711	65,409	70,086	7,896	34,266

The accompanying notes are an integral part of these financial statements.

11

Statement of Financial Position

In millions of Brazilian reais

		Consolidated		Parent Company
	Notes	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents	23	24,711	65,409	7,896	34,266
Short-term investments	23	320	1,028	15	906
Accounts receivable	11	22,537	21,840	47,380	47,912
Other financial assets	14	1,788	619	1,160	410
Inventories	12	23,386	24,429	7,817	7,246
Recoverable taxes	8(f)	6,639	4,809	5,270	3,519
Other		1,628	1,198	1,906	1,867
		81,009	119,332	71,444	96,126
Non-current assets held for sale	16	-	5,468	-	35
		81,009	124,800	71,444	96,161
Non-current assets
Judicial deposits	28(c)	6,338	6,808	6,092	6,543
Other financial assets	14	1,462	796	1,125	480
Recoverable taxes	8(f)	5,793	5,220	3,564	2,650
Deferred income taxes	8(a)	56,195	63,847	48,697	54,119
Other		5,316	3,604	2,579	894
		75,104	80,275	62,057	64,686

Investments	15	9,381	9,771	122,573	143,640
Intangibles	17	53,421	50,287	36,640	29,440
Property, plant, and equipment	18	234,472	233,995	136,322	123,959
		372,378	374,328	357,592	361,725
Total assets		453,387	499,128	429,036	457,886

Liabilities
Current liabilities
Suppliers and contractors	13	23,278	19,393	14,248	10,603
Loans, borrowings and leases	23	2,552	6,720	1,098	3,415
Other financial liabilities	14	8,725	12,899	31,681	11,954
Taxes payable	8(f)	2,454	12,150	1,828	11,129
Settlement program ("REFIS")	8(d)	1,934	1,810	1,934	1,810
Liabilities related to associates and joint ventures	25	9,973	9,964	9,973	9,964
Provisions	27	5,402	5,830	3,932	4,019
Liabilities related to Brumadinho	24	4,926	6,449	4,926	6,449
De-characterization of dams and asset retirement obligations	26	3,450	3,468	2,954	3,126
Dividends payable	30	7,214	-	7,200	-
Other		2,570	4,153	2,608	2,744
		72,478	82,836	82,382	65,213
Liabilities associated with non-current assets held for sale	16	-	1,978	-	-
		72,478	84,814	82,382	65,213
Non-current liabilities
Loans, borrowings, and leases	23	63,778	70,189	16,062	16,520
Participative shareholders' debentures	22	14,218	19,078	14,218	19,078
Other financial liabilities	14	14,835	14,344	63,176	95,636
Settlement program ("REFIS")	8(d)	9,753	10,962	9,753	10,962
Deferred income taxes	8(a)	7,372	10,494	-	-
Provisions	27	12,759	19,082	8,141	7,496
Liabilities related to Brumadinho	24	12,356	13,288	12,356	13,288
De-characterization of dams and asset retirement obligations	26	34,019	41,753	23,421	23,658
Liabilities related to associates and joint ventures	25	7,355	7,407	7,355	7,407
Streaming transactions	7	8,411	9,927	-	-
Other		1,159	732	5,060	6,225
		186,015	217,256	159,542	200,270
Total liabilities		258,493	302,070	241,924	265,483

Equity	30
Equity attributable to Vale's shareholders		187,112	192,403	187,112	192,403
Equity attributable to noncontrolling interests		7,782	4,655	-	-
Total equity		194,894	197,058	187,112	192,403
Total liabilities and equity		453,387	499,128	429,036	457,886

The accompanying notes are an integral part of these financial statements.

12

Statement of Changes in Equity

In millions of Brazilian reais

	Notes	Share capital	Capital reserve	Profit reserves	Treasury stocks	Other reserves	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale’s shareholders	Equity attributable to noncontrolling interests	Total equity
Balance at December 31, 2019		77,300	3,634	28,577	(6,520)	(5,673)	64,162	-	161,480	(4,331)	157,149
Net income (loss)		-	-	-	-	-	-	26,713	26,713	(1,810)	24,903
Other comprehensive income		-	-	-	-	(453)	17,850	-	17,397	(1,246)	16,151
Interest on capital of Vale's shareholders		-	-	(12,350)	-	-	-	(6,342)	(18,692)	-	(18,692)
Dividends of noncontrolling interest		-	-	-	-	-	-	-	-	(42)	(42)
Acquisitions and disposal of noncontrolling interest	16(k) and (m)	-	-	-	-	(1,181)	-	-	(1,181)	2,559	1,378
Capitalization of noncontrolling interest advances		-	-	-	-	-	-	-	-	71	71
Appropriation to undistributed retained earnings		-	-	20,371	-	-	-	(20,371)	-	-	-
Treasury shares utilized		-	-	-	68	-	-	-	68	-	68
Balance at December 31, 2020		77,300	3,634	36,598	(6,452)	(7,307)	82,012	-	185,785	(4,799)	180,986
Net income		-	-	-	-	-	-	121,228	121,228	115	121,343
Other comprehensive income		-	-	-	-	4,660	(22,076)	-	(17,416)	268	(17,148)
Fair value reclassification of Mosaic shares	16(l)	-	-	-	-	(2,911)	-	2,911	-	-	-
Dividends and interest on capital of Vale's shareholders		-	-	(22,935)	-	-	-	(43,834)	(66,769)	(148)	(66,917)
Acquisitions and disposal of noncontrolling interest	16(a)	-	-	-	-	(1,666)	-	-	(1,666)	9,219	7,553
Appropriation to undistributed retained earnings		-	-	80,305	-	-	-	(80,305)	-	-	-
Shares buyback program	30(c)	-	-	-	(29,121)	-	-	-	(29,121)	-	(29,121)
Share-based payment program	29(c)	-	-	-	-	325	-	-	325	-	325
Treasury shares used and canceled	30(b)	-	-	(6,347)	6,384	-	-	-	37	-	37
Balance at December 31, 2021		77,300	3,634	87,621	(29,189)	(6,899)	59,936	-	192,403	4,655	197,058
Net income		-	-	-	-	-	-	95,924	95,924	413	96,337
Other comprehensive income		-	-	-	-	1,541	(31,020)	-	(29,479)	(30)	(29,509)
Dividends and interest on capital of Vale's shareholders	30(d)	-	-	(17,849)	-	-	-	(23,428)	(41,277)	-	(41,277)
Dividends of noncontrolling interest		-	-	-	-	-	-	-	-	(36)	(36)
Acquisitions and disposal of noncontrolling interest (i)	16(a)	-	-	-	-	-	-	-	-	2,780	2,780
Appropriation to undistributed retained earnings		-	-	72,496	-	-	-	(72,496)	-	-	-
Shares buyback program	30(c)	-	-	-	(30,640)	-	-	-	(30,640)	-	(30,640)
Treasury shares used and canceled	30(b)	-	-	(34,055)	34,154	-	-	-	99	-	99
Share-based payment program	29(c)	-	-	-	-	82	-	-	82	-	82
Balance at December 31, 2022		77,300	3,634	108,213	(25,675)	(5,276)	28,916	-	187,112	7,782	194,894

(i) Includes mainly the derecognition of noncontrolling interest due to the sale of coal operations in the amount of R$2,783 (US$585 million) (note 16a).

The accompanying notes are an integral part of these financial statements.

13

Value Added Statement

In millions of Brazilian reais

	Consolidated		Parent Company
	Year ended December 31,
	2022	2021	2022	2021
Generation of value added
Gross revenue
Revenue from products and services	228,850	296,805	143,747	223,182
Revenue from the construction of own assets	8,405	9,684	6,652	4,348
Other revenues	1,922	2,684	1,357	1,912
Less:
Cost of products, goods and services sold	(40,875)	(38,587)	(23,510)	(22,343)
Material, energy, third-party services and other	(51,861)	(46,797)	(18,849)	(14,598)
Impairment reversal (impairment and disposals) of non-current assets, net	3,833	(2,352)	(1,056)	(398)
Brumadinho event	(5,581)	(4,632)	(5,581)	(4,632)
De-characterization of dams	(375)	(9,747)	(375)	(9,747)
Other costs and expenses	(16,086)	(17,625)	(11,086)	(9,498)
Gross value added	128,232	189,433	91,299	168,226
Depreciation, amortization and depletion	(16,386)	(16,379)	(8,761)	(8,510)
Net value added	111,846	173,054	82,538	159,716

Received from third parties
Equity results from entities	1,616	(6,947)	42,726	6,782
Financial income	(606)	3,389	(1,029)	5,132
Total value added from continuing operations to be distributed	112,856	169,496	124,235	171,630
Value added from discontinued operations to be distributed	(1,733)	(15,637)	-	-
Total value added to be distributed	111,123	153,859	124,235	171,630

Personnel and charges
Direct compensation	6,944	6,874	3,818	4,207
Benefits	2,502	3,039	1,637	1,274
FGTS	461	425	414	402
Taxes and contributions
Federal taxes	22,625	34,933	19,859	25,894
State taxes	4,461	2,973	3,970	3,424
Municipal taxes	138	141	78	86
Remuneration of third-party capital
Interest (net derivatives and monetary and exchange rate variation)	(12,809)	(14,964)	(3,441)	12,163
Leasing	2,015	2,248	1,976	2,952
Remuneration of own capital
Reinvested net income from continuing operations	86,106	133,236	95,924	121,228
Net income attributable to noncontrolling interest	413	591	-	-
Distributed value added from continuing operations	112,856	169,496	124,235	171,630
Distributed value added from discontinued operations	(1,733)	(15,637)	-	-
Distributed value added	111,123	153,859	124,235	171,630

The accompanying notes are an integral part of these financial statements.

14

1.	Corporate information

Vale S.A. (the “Parent Company”) is a public company headquartered in the city of Rio de Janeiro, Brazil with securities traded on the stock exchanges of São Paulo – B3 S.A. (VALE3), New York - NYSE (VALE) and Madrid – LATIBEX (XVALO).

Vale S.A. and its subsidiaries (“Vale” or the “Company”) are global producers of: (i) iron ore and iron ore pellets, which are key raw materials for steelmaking, (ii) nickel, that is used to produce stainless steel, electric vehicles and metal alloys employed in the production process of several products, (iii) copper, used in the construction sector to produce pipes and electrical wires, and (iv)platinum, gold, silver, and cobalt as by-products of nickel and copper.

Most of the Company’s products are sold to international markets, through the Company's main trading Company, Vale International S.A. (“VISA”), a wholly owned subsidiary located in Switzerland. To outflow its production, Vale also operates a railroad and port logistics system in Brazil.

Additionally, Vale has equity investments and energy assets to reduce energy costs, minimize the risk of shortages and meet its energy consumption needs through renewable sources.

The Company also used to produce and sell thermal and metallurgical coal until April 2022, when Vale concluded the sale of this operation (note 16a). The results from the coal operation by the closing of the disposal process are presented in these financial statements as “discontinued operations”.

2.	Basis of preparation of financial statements

The consolidated and individual financial statements of the Company (“financial statements”) have been prepared and are presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), as implemented in Brazil by the Brazilian Accountant Pronouncements Committee ("CPC"), approved by the Brazilian Securities Exchange Commission ("CVM"). All relevant information for the preparation of these financial statements, and only this information, are presented and correspond to those used by the Company's Management.

The financial statements have been prepared on a historical cost basis and adjusted to reflect: (i) the fair value of certain financial assets and liabilities (including derivative instruments), as well as pension plans assets and (ii) assets impairment. Assets held for sale are measured at the lower of carrying amount and fair value less costs to sell.

These financial statements were authorized for issue by the Board of Directors on February 16, 2023.

a) Statement of Value Added

The presentation of the parent company and consolidated statements of value added is required by the Brazilian corporate legislation and the accounting practices adopted in Brazil for listed companies, while it is not required by IFRS. Therefore, under the IFRS, the presentation of such statements is considered supplementary information, and not part of the set of financial statements. The Statement of Value Added was prepared in accordance with the criteria defined in Technical Pronouncement CPC 09 - "Statement of Value Added".

b) Principles for consolidation

The Company's financial statements reflect the assets, liabilities and transactions of the Parent Company and its direct and indirect subsidiaries (“subsidiaries”). Intercompany balances and transactions, which include unrealized profits, are eliminated. A list of the most relevant companies, including subsidiaries, associates and joint ventures, and the accounting policies applied in the preparation of the consolidated financial statements are described in note 15.

c) Functional currency and presentation currency

The functional currency of the Parent Company and its associates and joint ventures in Brazil, is the Brazilian real (“R$”), which is the currency of the primary economic environment in which the entity operates (“functional currency”). The functional currency of direct subsidiaries operating in an international economic environment is the US dollar (“US$”).

15

The income statement and cash flows statements of the investees, with a different functional currency from the Parent Company, are translated into Brazilian real at the average monthly exchange rate, the assets and liabilities are translated at the final rate and the other equity items are translated at the historical rate. All monetary exchange differences are recognized in comprehensive income as “Translation adjustments”.

When a foreign operation is totally or partially disposed, the monetary exchange differences that were recorded in the equity are recognized in the income statement for the year, see accounting policy in note 15 of these financial statements.

The main exchange rates used by the Company to translate its foreign operations are as follows:

	Closing rate			Average rate
	2022	2021	2020	2022	2021	2020
US Dollar ("US$")	5.2177	5.5805	5.1967	5.1655	5.3956	5.1578
Canadian dollar ("CAD")	3.8550	4.3882	4.0771	3.9705	4.3042	3.8480
Euro ("EUR")	5.5694	6.3210	6.3779	5.4420	6.3784	5.8989

d) Critical accounting estimates and judgments

The preparation of financial statements requires the use of critical accounting estimates and Management also needs to exercise judgement in applying the Company’s accounting policies.

The Company makes estimates about the future based on assumptions. Accounting estimates and judgments are continually evaluated and are based on management's experience and knowledge, information available at the date of the financial statements and other factors, including expectations of future events that are considered reasonable under the circumstances. Accounting estimates, by definition, will seldom equal the actual results.

The areas involving significant estimates or judgements or complexity, and of items which are more likely to be materially adjusted due to estimates and assumptions are presented in the following notes:

Note	Significant estimates and judgments
7	Streaming transactions
8	Deferred income taxes and uncertain tax positions
15	Consolidation
18	Mineral reserves and mines useful life
19	Impairment of non-current assets
20	Fair values estimate
24	Liabilities related to Brumadinho
25	Liabilities related to associates and joint ventures
26	Provision for de-characterization of dam structures and asset retirement obligations
28	Litigation
29	Employee post retirement obligation

e) Accounting impacts related to environmental, social and governance initiatives (“ESG”)

The Company has assumed commitments to integrate sustainability into its business through a comprehensive approach, based on systematic planning and execution. Prioritizing risk and impact management and establishing a social, economic and environmental legacy in the locations where Vale operates.

Investments announced by the Company's and its strategy for ESG initiatives were assessed in the context of the Company's critical accounting judgments and key estimates. Future changes in this strategy or in the global scenario may affect the Company's main estimates and may result in material impacts on the income statement and on assets and liabilities accounting balances of the Company in successive fiscal years.

16

The main actions taken or announced to date, which have already resulted or will result in a direct impact on the Company's financial statements are described below. Other initiatives are detailed in the Integrated Report, made available on the Company's website, which were not incorporated by reference.

17

Environmental pillar

Climate changes

•	The Company is committed to reduce carbon emissions from its mining activities, in line with the Paris Agreement objective of limiting global warming to well below 2°C (3.6 °F). The Company's strategy considers as main objectives: (i) 33% reduction by 2030 of the emissions released into the atmosphere as a direct result of its operations ("scope 1") and of indirect emissions, from the electric energy acquired by the Company (“scope 2”), already considering the increase in production levels projected for the upcoming years; (ii) 100% of electricity consumption from renewable sources by 2030; (iii) 15% reduction by 2035 of indirect emissions not included in scope 2 (“scope 3”); and (iv) neutrality of scope 1 and 2 emissions by 2050.

•	To achieve the scope 1 and 2 commitments, the Company announced investments between R$21 billion (US$4 billion) and R$31 billion (US$6 billion) up to 2030 to develop low carbon solutions, such as electrification, use of biofuels and generation and use of renewable energy. The effective disbursements with these investments will be capitalized or expensed, depending on its nature and function, in the period in which they are incurred.

Low carbon products and renewable energy

•	In April 2022, Vale completed the sale of its coal operations located in Mozambique and Malawi, in line with its commitment of decarbonization and sustainable mining. As a result, the Company has no longer coal operations (note 16a).

•	In June 2022, the Company announced the creation of an operation of Corporate Venture Capital (“Vale Ventures”), the objective is to invest approximately R$524 (US$100 million) in sustainable mining initiatives. The Company's objective is to acquire minority stakes in startups that are focused on decarbonization initiatives within the mining process, mining without waste, energy transition metals and other technologies.

•	In October 2022, the Company entered into three agreements with local authorities and customers to jointly study the development of industrial complexes in the United Arab Emirates and Oman, to build plants for low-carbon products aimed at the steel industry. In addition, Vale also signed a memorandum of understanding with the steelmaker Stahl-Holding-Saar GmbH (“SHS”), to seek solutions focused on the carbon-neutral steel production process, including the use of Vales green iron ore briquette. Investments made will be accounted for when they are incurred.

•	In November 2022, the Company started the Sol do Cerrado project, for construction of a solar energy plant located in Minas Gerais, the capacity will represent approximately 16% of the energy consumed by Vale in Brazil. The start of operation is expected for July 2023, it will contribute to Vale's renewable energy commitments and reduction of carbon emissions. As at December 31, 2022, the Company invested R$1,030 (US$197 million) as property, plant and equipment (note 18).

•	In February 2021, the Company concluded an investment of R$33 (US$6 million) in Boston Electrometallurgical Company (note 14) to acquire a minority interest and promote the development of a technology focused on reducing carbon dioxide emissions in the steel production.

Forest conservation

•	In November 2022, Vale announced the creation of the company Biomas, in which it will hold a 14.28% stake, together with Itaú Unibanco, Marfrig, Rabobank, Santander and Suzano. The Company will invest R$20 (US$4 million) to set up this company, which will carry out restoration, conservation and preservation activities for 4 million hectares of forests in Brazil, in line with the forest protection strategy. Completion of the transaction is subject to customary regulatory approvals.

•	In 2021, Vale signed partnerships with three Conservation Units managed by the Chico Mendes Institute for Biodiversity Conservation. Together, these Biological Reserves help to protect more than 62 thousand hectares of Atlantic Forest, in three Brazilian states. Additionally, Vale supported the development of five agroforestry businesses that implemented productive recovery models in 5,125 hectares in a pilot phase, totaling, between 2020 and 2021, an area of more than 6 thousand hectares. Investments made will be accounted for when they are incurred.

18

Social pillar

Sustainable mining

•	In 2019, the Company invested R$1,884 (US$496 million) in the acquisition of New Steel, a company that develops iron ore processing and beneficiation technology through dry magnetic iron ore concentration, which results in a completely dry process. In this transaction, Vale recorded an intangible asset related to the development of this technology, which will be used in the Company's iron ore operations (note 17).

•	The implementation and execution of future use projects, after the decommissioning, is not required by law. However, the Company has been studying a governance to assess the future use, considering its aptitudes, post-operational usage intention, socio-economic development of the community and the characteristics of the physical and biotic environments in which Vale operates. Any future commitments, if assumed by Vale, may result in material impact on the amount of the provision (note 26).

•	Within the scope for community safety, as a preventive step, Vale considers social data on all people inserted in the self-rescue zones of its flood spots and carries out preventive relocation or emergency evacuation of communities located in these zones when the dam emergency level rises. In 2022, the Company recorded a provision in the amount of R$292 (US$57 million), related to the Nova Lima dam self-rescue zones (note 26).

Communities

•	In 2022, the Company recorded a provision in the amount of R$39 (US$7 million) referring to two indemnity agreements with indigenous communities impacted by the Brumadinho dam failure (note 24), belonging to the Pataxó and Pataxó Hã-Hã-Hãe communities.

•	In 2022, the Company also entered into an indemnity agreement with the indigenous communities Xikrin do Cateté and Kayapó (note 28b). The Company will make annual payments until it operates certain assets in the State of Pará. These expenses will be recorded in the period in which they occur.

•	To contribute with its suppliers’ development, the Company has created a website with financial institutions aiming to enable small and medium suppliers to anticipate their receivables with better interest rates. As at December 31, 2022 the outstanding balances related to these suppliers were R$1.058 (US$202 million) (note 13).

Governance pillar

•	The Company is committed to aligning compensation programs with the business strategy and to the objective of making Vale a safer company. Since 2020, the Company has been following new standards for remuneration of its key-personnel. For short-term compensation, at least 30% of performance targets are driven by ESG metrics and directly related to safety, risk management and sustainability goals, and for long-term compensation target is at least 25% of targets performance should be based on ESG metrics (note 29).

f) Significant accounting policies

The significant accounting policies applied in the preparation of these financial statements have been included in the respective notes and are consistent for all years presented, except for the adoption in 2021 of accounting policies to reflect new circumstances and transactions that occurred in that year: (i) the reclassification of cumulative translation adjustments from partial disposals of investments in subsidiaries (note 15), and (ii) the share-based payment programs were modified and, since then, treated as “equity-settled” (note 29).

19

Certain new accounting standards and interpretations have been published that are not mandatory for December 31, 2022, reporting periods or have not impacted these financial statements. The Company did not early adopt any of these standards and does not expect them to have a material impact on the entity in future reporting periods.

20

3.	Significant events in the current year

a) Relevant events and transactions

	Notes	Income Statement	Cash Flow
Discontinued operations (Coal)	16(a)	9,818	(375)
Capital reduction in a foreign subsidiary	15(a)	7,938	-
Sale of Midwestern System	16(b)	5,808	745
Sale of California Steel Industries	16(c)	1,520	2,269
Shareholder’s remuneration	30(d)	-	(34,157)
Shares buyback	30(c)	-	(30,640)
Sale of Companhia Siderúrgica do Pecém	16(d)	(685)	-

Discontinued operations (Coal) - In April 2022, the Company concluded the sale of the Coal operation to Vulcan Resources for a total consideration of R$1,285 (US$270 million). Following the completion of the transaction, the Company recorded an income from discontinued operations of R$9,818 (US$2,060 million), mainly due to the reclassification of the cumulative translation adjustments of R$14,636 (US$3,072 million), which was partially offset by the disposals of the carrying value of noncontrolling interest in the amount of R$2,783 (US$585 million) and impairment of R$2,867 (US$589 million).

Capital reduction in a foreign subsidiary - In August 2022, the Company approved a capital reduction of VISA in the amount of R$7,885 (US$1,500 million), which generated a gain of R$7,938 (US$1,543 million), due to the reclassification of the cumulative translation adjustments from equity to the income statement, recorded as “Other financial items, net”.

Sale of Midwestern System - In July 2022, the Company concluded the sale of the Midwestern System to J&F Mineração Ltda. (“J&F”) and received R$745 (US$140 million), in addition to transferring to J&F the obligations related to the take-or-pay logistics contracts. These assets were classified as held for sale and a gain of R$5.620 (US$1,121 million) was recorded in the year ended December 31, 2022, due to the reversal of the impairment of property, plant and equipment and the remeasurement of the onerous contract liability. In addition, the Company recognized a gain R$188 (US$37 million) due to the reclassification of the cumulative translation adjustments from equity to the income statement, as “Other financial items, net”.

Sale of California Steel Industries (“CSI”) - In February 2022, the Company concluded the sale of its 50% interest in CSI to Nucor Corporation (“Nucor”) for R$2,269 (US$437 million). The Company recorded a gain of R$1,520 (US$292 million) due to the reclassification of the cumulative translation adjustments from the equity to the income statement, recorded as “Equity results and other results in associates and joint ventures”.

Shareholder’s remuneration - During 2022, the Company paid dividends and interest on capital to its shareholders in the amount of R$34,157 (US$6,615 million).

Shares buyback program - During 2022, the Company repurchased 357,442,577 common shares or their respective ADRs, corresponding to the total amount of R$30.640 (US$6,036 million).

Sale of Companhia Siderúrgica do Pecém (“CSP”) - In July 2022, the Company and the other shareholders of CSP signed a binding agreement with ArcelorMittal for the sale of CSP for approximately R$11,500 (US$2,200 million), which will be received at the closing of the transaction, and it will be fully used for the early settlement of CSP's net debt in the amount of approximately R$11,500 (US$2,200 million). The Company has already recognized an impairment loss of R$685 (US$135 million) for the year ended December 31, 2022 and does not expect any material impact at closing.

b) Russia-Ukraine conflict

The Company’s business is subject to external risk factors related to our global operations and the global profile of our client portfolio and supply chains. Global markets are experiencing volatility and disruption following the escalation of geopolitical tensions in connection with the military conflict between Russia and Ukraine.

The resulting economic sanctions imposed by the United States, Canada, the European Union, the UK and other countries as a direct consequence of this conflict may continue to significantly impact supply chains, lead to market disruptions including significant volatility in commodities’ prices and bring heightened near-term uncertainty to the global financial system, including through instability of credit and of capital markets.

21

At this time, the effects of the Russia-Ukraine conflict have not caused significant impacts on the Company’s operations nor on the fair value of its assets and liabilities. However, escalation of the Russia-Ukraine conflict may adversely affect the Company’s business, such as disruption of international trade flows, extreme market pricing volatility, with particular impact on the energy sector, industrial and agricultural supply chains, shipping, and regulatory and contractual uncertainty, and increased geopolitical tensions around the world.

4.	Information by business segment and geographic area

The segments are aligned with products and reflect the structure used by Management to evaluate the Company’s performance. The responsible bodies for making operational decisions, allocating resources and evaluating performance are the Executive Boards and Board of Directors. Accordingly, the performance of the operating segments is assessed based on a measure of adjusted LAJIDA (EBITDA), among other measures.

The Company renamed its main operating segments starting from these financial statements. The operating segment previously named “Ferrous Minerals” is now disclosed as “Iron Solutions” while the “Base Metals” operating segment is now disclosed as “Energy Transition Materials”. There were no changes in the allocation criteria for these operating segments and, therefore, no adjustments were made to the comparative financial information.

In addition, during 2022, the Company has allocated the financial information of the Midwestern System to “Other” as this operation is no longer analyzed by the chief operating decision maker as part of to the performance of the Ferrous Minerals business segment due to the binding agreement to sell this operation (note 16b). The comparative information was reclassified to reflect the revision in the allocation criteria.

Therefore, the Company operates the following reportable segments:

Segment	Main activities
Iron Solutions	Comprise of the production and extraction of iron ore, iron ore pellets, manganese, other ferrous products, and its logistic related services.
Energy Transition Materials	Includes the production and extraction of nickel and its by-products (gold, silver, cobalt, precious metals and others), and copper, as well as its by-products (gold and silver).
Coal (discontinued operation)	Comprise of the production and extraction of metallurgical and thermal coal and its logistic related services. The set of assets related to this segment is classified as “Non-current assets and liabilities related to assets held for sale” (note 16a).
Other	Includes the revenues and cost of other products, services, research and development, investments in joint ventures and associates of other business and unallocated corporate expenses and costs related to the Brumadinho event.

22

a) Adjusted LAJIDA (EBITDA)

The definition of Adjusted LAJIDA (EBITDA) for the Company is the operating income or loss plus dividends received and interest from associates and joint ventures, and excluding the amounts charged as (i) depreciation, depletion and amortization and (ii) impairment reversal (impairment and disposals) of non-current assets.

	Consolidated
	Year ended December 31, 2022
	Iron ore	Iron ore pellets	Other ferrous products and services	Iron Solutions	Nickel and other products	Copper	Energy Transition Materials	Other (i)	Total of continuing operations	Coal (note 16a)	Total
Net operating revenue	145,714	32,251	2,425	180,390	34,226	9,235	43,461	2,657	226,508	2,308	228,816
Cost of goods sold and services rendered	(61,650)	(13,837)	(1,723)	(77,210)	(23,559)	(5,421)	(28,980)	(2,252)	(108,442)	(1,370)	(109,812)
Sales, administrative and other operating expenses	(266)	(7)	20	(253)	(197)	(101)	(298)	(10,797)	(11,348)	(57)	(11,405)
Research and development	(1,077)	(17)	(16)	(1,110)	(592)	(658)	(1,250)	(1,049)	(3,409)	(7)	(3,416)
Pre operating and operational stoppage	(1,763)	(109)	(94)	(1,966)	(2)	(65)	(67)	(13)	(2,046)	-	(2,046)
Dividends received and interest from associates and joint ventures	85	528	-	613	-	-	-	181	794	-	794
Adjusted LAJIDA (EBITDA)	81,043	18,809	612	100,464	9,876	2,990	12,866	(11,273)	102,057	874	102,931

Depreciation, depletion and amortization	(6,939)	(2,303)	(507)	(9,749)	(4,704)	(1,698)	(6,402)	(235)	(16,386)	-	(16,386)
Equity results and other results in associates and joint ventures	(156)	711	(44)	511	1,505	-	1,505	(400)	1,616	-	1,616
Dividends received and interest from associates and joint ventures	(85)	(528)	-	(613)	-	-	-	(181)	(794)	-	(794)
Impairment reversal (impairment and disposals) of non-current assets, net	(775)	(71)	(71)	(917)	(92)	(78)	(170)	4,920	3,833	(2,867)	966
	73,088	16,618	(10)	89,696	6,585	1,214	7,799	(7,169)	90,326	(1,993)	88,333
Unallocated items:
Financial results									11,378	14,603	25,981
Income taxes									(15,185)	(9)	(15,194)
Derecognition of noncontrolling interest									-	(2,783)	(2,783)
Net income									86,519	9,818	96,337
Net income attributable to noncontrolling interests									413	-	413
Net income attributable to Vale's shareholders									86,106	9,818	95,924

(i) Includes the reclassification of the EBITDA of Midwestern System in the amount of R$381 (US$77 million).

23

	Consolidated
	Year ended December 31, 2021
	Iron ore	Iron ore pellets	Other ferrous products and services	Iron Solutions	Nickel and other products	Copper	Energy Transition Materials	Other (i)	Total of continuing operations	Coal (Note 16a)	Total
Net operating revenue	206,218	37,951	2,950	247,119	29,148	13,977	43,125	3,280	293,524	5,877	299,401
Cost of goods sold and services rendered	(60,410)	(12,051)	(2,145)	(74,606)	(19,480)	(4,733)	(24,213)	(3,018)	(101,837)	(7,145)	(108,982)
Sales, administrative and other operating expenses	(731)	164	45	(522)	(36)	(47)	(83)	(18,362)	(18,967)	(141)	(19,108)
Research and development	(1,073)	(15)	(21)	(1,109)	(416)	(437)	(853)	(996)	(2,958)	(39)	(2,997)
Pre operating and operational stoppage	(1,784)	(254)	(91)	(2,129)	(573)	(22)	(595)	(25)	(2,749)	-	(2,749)
Dividends received and interest from associates and joint ventures	55	386	-	441	-	-	-	602	1,043	424	1,467
Adjusted LAJIDA (EBITDA)	142,275	26,181	738	169,194	8,643	8,738	17,381	(18,519)	168,056	(1,024)	167,032

Depreciation, depletion and amortization	(6,785)	(2,099)	(571)	(9,455)	(4,536)	(2,005)	(6,541)	(383)	(16,379)	(359)	(16,738)
Equity results and other results in associates and joint ventures	(8,961)	654	(218)	(8,525)	7	-	7	1,571	(6,947)	(144)	(7,091)
Dividends received and interest from associates and joint ventures	(55)	(386)	-	(441)	-	-	-	(602)	(1,043)	(424)	(1,467)
Impairment and disposals of non-current assets, net	(490)	(37)	(192)	(719)	(148)	(103)	(251)	(1,382)	(2,352)	(17,178)	(19,530)
	125,984	24,313	(243)	150,054	3,966	6,630	10,596	(19,315)	141,335	(19,129)	122,206
Unallocated items:
Financial results									17,812	4,336	22,148
Income taxes									(25,320)	2,309	(23,011)
Net income (loss)									133,827	(12,484)	121,343
Net income (loss) attributable to noncontrolling interests									591	(476)	115
Net income (loss) attributable to Vale’s shareholders									133,236	(12,008)	121,228

(i) Includes the reclassification of the LAJIDA (EBITDA) of Midwestern System in the amount of R$578 (US$109 million).

	Consolidated
	Year ended December 31, 2020
	Iron ore	Iron ore pellets	Other ferrous products and services	Iron Solutions	Nickel and other products	Copper	Energy Transition Materials	Other (i)	Total of continuing operations	Coal (note 16a)	Total
Net operating revenue	141,637	22,043	2,844	166,524	24,112	11,356	35,468	4,106	206,098	2,431	208,529
Cost of goods sold and services rendered	(41,641)	(8,562)	(2,216)	(52,419)	(14,242)	(4,087)	(18,329)	(4,896)	(75,644)	(7,536)	(83,180)
Sales, administrative and other operating expenses	(982)	52	14	(916)	(115)	(35)	(150)	(32,429)	(33,495)	(83)	(33,578)
Research and development	(663)	(25)	(19)	(707)	(209)	(351)	(560)	(883)	(2,150)	(142)	(2,292)
Pre operating and operational stoppage	(2,700)	(390)	(159)	(3,249)	(156)	(4)	(160)	(68)	(3,477)	-	(3,477)
Dividends received and interest from associates and joint ventures	117	608	8	733	-	-	-	171	904	434	1,338
Adjusted EBITDA	95,768	13,726	472	109,966	9,390	6,879	16,269	(33,999)	92,236	(4,896)	87,340

Depreciation, depletion and amortization	(6,595)	(1,994)	(519)	(9,108)	(4,746)	(2,241)	(6,987)	(502)	(16,597)	(82)	(16,679)
Equity results and other results in associates and joint ventures	(5,320)	187	(88)	(5,221)	1	-	1	10	(5,210)	(226)	(5,436)
Dividends received and interest from associates and joint ventures	(117)	(608)	(8)	(733)	-	-	-	(171)	(904)	(434)	(1,338)
Impairment and disposals of non-current assets, net	(406)	-	(432)	(838)	(674)	(72)	(746)	(5,384)	(6,968)	(4,851)	(11,819)
	83,330	11,311	(575)	94,066	3,971	4,566	8,537	(40,046)	62,557	(10,489)	52,068
Unallocated items:
Financial results									(24,152)	1,602	(22,550)
Income taxes									(4,627)	12	(4,615)
Net income (loss)									33,778	(8,875)	24,903
Loss attributable to noncontrolling interests									(11)	(1,799)	(1,810)
Net income (loss) attributable to Vale's shareholders									33,789	(7,076)	26,713

24

(i) Includes the reclassification of the LAJIDA (EBITDA) of Midwestern System in the amount of R$107 (US$19 million).

b)       Assets by segment

	Consolidated
	December 31, 2022				December 31, 2021
	Iron Solutions	Energy Transition Materials	Other (ii)	Total	Iron Solutions	Energy Transition Materials	Other (ii)	Total
Investments in associates and joint ventures	6,762	-	2,619	9,381	6,214	95	3,462	9,771
Property, plant and equipment and intangibles	172,435	102,552	12,906	287,893	161,770	112,317	10,195	284,282

Capital expenditures
Sustaining capital (i)	11,610	7,886	525	20,021	13,470	8,239	191	21,900
Project execution	4,464	1,740	1,959	8,163	2,869	1,854	678	5,401
	195,271	112,178	18,009	325,458	184,323	122,505	14,526	321,354

(i) According to the Company's shareholder remuneration policy, dividends are calculated based on 30% of the adjusted EBITDA less sustaining capital investments. The calculation also considered the investments made on the coal operation (discontinued operation, note 16a), which was R$201 (US$38 million) for the year ended December 31, 2022 (2021: R$1,056 (US$194 million)).

(ii) The sustaining capital investments related to the Midwestern System were reclassified from “Iron Solutions” to “Other” for the year ended December 31, 2022 in the amount of R$25 (US$5 million) (2021: R$81 (US$15 million)).

c) Assets by geographic area

	Consolidated
	December 31, 2022				December 31, 2021
	Investments in associates and joint ventures	Intangible	Property, plant and equipment	Total	Investments in associates and joint ventures	Intangible	Property, plant and equipment	Total
Brazil	9,381	43,783	147,191	200,355	9,656	39,339	132,772	181,767
Canada	-	9,624	58,325	67,949	-	10,927	69,429	80,356
Americas, except Brazil and Canada	-	-	20	20	-	-	15	15
Europe	-	-	3,897	3,897	-	-	4,124	4,124
Indonesia	-	6	14,251	14,257	-	8	15,197	15,205
Asia, except Indonesia and China	-	-	4,102	4,102	115	-	4,879	4,994
China	-	5	98	103	-	11	117	128
Oman	-	3	6,588	6,591	-	2	7,462	7,464
Total	9,381	53,421	234,472	297,274	9,771	50,287	233,995	294,053

d) Net operating revenue by shipment destination

	Consolidated
	Year ended December 31, 2022
	Iron Solutions (i)	Energy Transition Materials	Other (ii)	Total
Americas, except United States and Brazil	2,463	3,081	625	6,169
United States of America	1,121	7,347	3	8,471
Germany	1,912	5,997	-	7,909
Europe, except Germany	8,801	10,970	-	19,771
Middle East, Africa, and Oceania	13,405	137	121	13,663
Japan	14,287	3,952	-	18,239
China	106,593	8,367	-	114,960
Asia, except Japan and China	12,534	3,300	225	16,059
Brazil	19,274	310	1,683	21,267
Net operating revenue	180,390	43,461	2,657	226,508

25

	Consolidated
	Year ended December 31, 2021
	Iron Solutions	Energy Transition Materials	Other (ii)	Total
Americas, except United States and Brazil	4,078	2,180	656	6,914
United States of America	2,107	6,216	-	8,323
Germany	3,337	7,666	-	11,003
Europe, except Germany	12,698	12,602	-	25,300
Middle East, Africa, and Oceania	11,520	80	-	11,600
Japan	21,446	2,953	-	24,399
China	148,153	5,914	-	154,067
Asia, except Japan and China	19,023	5,217	-	24,240
Brazil	24,757	297	2,624	27,678
Net operating revenue	247,119	43,125	3,280	293,524

	Consolidated
	Year ended December 31, 2020
	Iron Solutions	Energy Transition Materials	Other (ii)	Total
Americas, except United States and Brazil	1,385	384	2,086	3,855
United States of America	1,270	4,066	-	5,336
Germany	1,604	6,082	162	7,848
Europe, except Germany	6,206	12,292	65	18,563
Middle East, Africa and Oceania	7,400	82	-	7,482
Japan	9,295	2,068	-	11,363
China	116,126	4,827	172	121,125
Asia, except Japan and China	10,747	4,881	-	15,628
Brazil	12,491	786	1,621	14,898
Net operating revenue	166,524	35,468	4,106	206,098

(i) In 2022, the revenue from Iron Solutions decreased from prior year, among other factors, due to the decline of 23.5% in the average realized price of iron ore, following the decrease in the international price of this product.

(ii) Includes the reclassification of the revenues of Midwestern System in the amount of R$ 1,161 (US$231 million), for the year ended December 31, 2022 (2021: R$2,024 (US$377 million) and 2020: R$841 (US$162 million)).

Accounting policy

Revenue from sales - Revenue from sales - Revenue is recognized when the control of a good or service is transferred to a customer. Since Vale’s sales are under different shipping terms, revenue could be recognized when (i) the product is available at the loading port, (ii) loaded on the ship, (iii) at the port of discharge or (iv) at the customer’s warehouse.

A relevant proportion of Vale’s sales are under Cost and Freight (“CFR”) and Cost, Insurance and Freight (“CIF”) Incoterms, in which the Company is responsible for providing shipping services after the date that Vale transfers control of the goods to the customers. Shipping services for CFR and CIF contracts are considered as a separate performance obligation in which a proportion of the transaction price is allocated and recognized over time as the shipping services are provided.

In general, the contract payment terms consider the upfront payments or the use of letters of credit. The payment terms do not have a significant financing component. In some cases, the sale price is determined on a provisional basis at the date of sale and adjustments to the sale price subsequently occur based on movements in the quoted market or contractual prices up to the date of final pricing.

Revenue is recognized based on the estimated fair value of the total consideration receivable, and the provisionally priced sale mechanism embedded within these sale arrangements has the character of a derivative. Accordingly, the fair value of the final sale price adjustment is re-estimated continuously and changes in fair value are recognized as operational revenue in the income statement.

26

5. Costs and expenses by nature

a)    Cost of goods sold, and services rendered

	Consolidated			Parent Company
	Year ended December 31,
	2022	2021	2020	2022	2021
Freight (i)	24,494	24,744	17,845	212	241
Materials and services (ii)	18,797	15,705	14,432	11,001	9,976
Maintenance	16,029	15,167	13,049	11,393	11,245
Depreciation, depletion and amortization	15,753	15,430	15,304	8,254	7,896
Acquisition of products (ii)	13,247	12,214	5,009	5,885	6,023
Personnel	9,384	9,218	8,380	5,689	5,747
Fuel oil and gas (iii)	8,446	5,472	4,339	5,996	3,951
Royalties	6,576	7,372	4,383	6,199	7,004
Energy	3,709	3,446	3,460	1,784	1,762
Other	7,760	8,499	4,747	5,105	5,295
Total	124,195	117,267	90,948	61,518	59,140

Cost of goods sold	121,195	114,102	87,966	59,731	57,337
Cost of services rendered	3,000	3,165	2,982	1,787	1,803
Total	124,195	117,267	90,948	61,518	59,140

(i) In 2021, the increase , among other factors, is due to higher volumes sold in CFR sales, and higher international freight reference price and the effect of the devaluation of the R$ against the US$.

(ii) In 2021,the increase, among other factors, is due to the significant increase in the iron ore reference price.

(iii) In 2022, the increase, among other factors, is due to higher fuel prices and inflation of other inputs and services.

Mineral Resources Inspection Fare ("TFRM") – In some Brazilian states, including Minas Gerais, Pará and Mato Grosso do Sul, there is a specific fare named TFRM, which is calculated based on production. TFRM expenses are presented as "Royalties" in these financial statements. In March 2021, a State Law increased the TFRM rate in the State of Pará from R$4.37 to R$13.11 (US$0.83 to US$2.51) per metric ton. However, the Company had not adopted the new rate in 2021 based on the Constitutional Principle of mandatory notice period, which sets out the tax increase would become in force only in the subsequent year of its enactment.

In November 2022, Vale joined the "Pará Structure Program”, which aims to promote infrastructure investments in the State of Pará, by converting 50% of the TFRM payments into the execution of infrastructure investments, at a rate of R$13.11 (US$2.51) per metric ton of ore produced in the State of Pará. Those investments will be made in connection with social programs and so, the assets that would be built by Vale will not be part of the Company’s property, plant and equipment. To join the program, the Company paid R$1,176 (US$224 million) related to the TFRM for the whole year of 2022, which was calculated based on a rate of R$13.11 (US$2.51) per metric ton and will continue to apply this rate in the TFRM calculation for the State of Pará prospectively.

b)       Selling and administrative expenses

	Consolidated			Parent Company
	Year ended December 31,
	2022	2021	2020	2022	2021
Personnel	955	924	857	616	592
Services	643	579	593	312	368
Selling	445	425	421	102	82
Depreciation and amortization	211	227	251	91	91
Advertisement	114	145	90	109	141
Other	290	301	317	113	94
Total	2,658	2,601	2,529	1,343	1,368

27

c)       Other operating expenses, net

		Consolidated			Parent Company
		Year ended December 31,
	Notes	2022	2021	2020	2022	2021
Expenses related to Brumadinho event	24	5,581	4,632	23,841	5,581	4,632
Expenses related to de-characterization of dam	26(a)	375	9,747	3,175	375	9,747
Asset retirement obligations	26(b)	115	682	1,605	200	-
Provision for litigations	28	793	531	388	753	438
Profit sharing program		677	674	874	456	444
Disposals of materials and inventories		240	22	102	183	78
COVID-19 expenses (i)		-	238	592	-	238
Other		1,120	65	641	1,220	830
Total		8,901	16,591	31,218	8,768	16,407

(i) The Company assisted the communities where the Company operates through humanitarian aid programs, especially in the Brazilian communities that were more adversely affected by the pandemic. The resources were used to provide needed support such as medical supplies and equipment.

The breakdown of research and development expenses by operating segment is presented in note 4(a).

6.        Financial results

		Consolidated			Parent Company
		Year ended December 31,
	Notes	2022	2021	2020	2022	2021
Financial income
Short-term investments		2,272	1,222	646	1,660	830
Other		413	600	924	170	233
		2,685	1,822	1,570	1,830	1,063
Financial expenses
Loans and borrowings gross interest	23	(3,158)	(3,628)	(3,814)	(4,807)	(4,448)
Capitalized loans and borrowing costs		240	318	345	240	318
Interest on REFIS		(788)	(294)	(275)	(788)	(295)
Interest on lease liabilities	23	(325)	(338)	(333)	(69)	(73)
Bond premium repurchase	10	(568)	(354)	-	-	(354)
Other		(1,557)	(2,491)	(1,877)	(1,006)	(1,704)
		(6,156)	(6,787)	(5,954)	(6,430)	(6,556)
Other financial items, net
Net foreign exchange gains (losses)		(2,195)	2,172	(2,741)	(1,854)	1,815
Participative shareholders' debentures (i)	22	3,285	(3,691)	(8,250)	3,285	(3,691)
Financial guarantees (i)	32(b)	2,488	1,536	(2,462)	2,488	1,536
Derivative financial instruments	20	6,018	(153)	(5,526)	5,442	(680)
Reclassification of cumulative translation adjustments to the income statement	15 and 16	8,275	24,367	-	-	-
Indexation losses, net		(3,022)	(1,454)	(789)	(3,126)	(908)
		14,849	22,777	(19,768)	6,235	(1,928)
Total		11,378	17,812	(24,152)	1,635	(7,421)

(i) Items reclassified in comparative to maintain consistency of disclosure.

Accounting policy

Transactions in foreign currencies are translated into the functional currency using the exchange rate effective on the date of the transaction. The foreign exchange gains and losses resulting from the translation at the exchange rates prevailing at the end of the year are recognized in the income statement as “financial income or expense”. The exceptions are transactions related to qualifying net investment hedges or items that are attributable to the net investment in a foreign operation, for which gains, and losses are recognized as a component of other comprehensive income.

The accounting policies related to the other items of the financial result are shown in the notes, “15. Investments in subsidiaries, associates, and joint ventures”, “22. Participative shareholders’ debentures” and “23. Loans, borrowing, leases, cash and cash equivalents and short-term investments”.

28

7.	Streaming transactions

The Company entered into separate transactions to sell the cobalt and gold by-product streams mined in the Energy Transition Materials operations:

	Consolidated
	December 31, 2022		December 31, 2021
	Current liabilities	Non-current liabilities
Cobalt streaming	145	2,232	2,817
Gold streaming	278	6,179	7,110
Contract liabilities	423	8,411	9,927

a)       Details of the agreements

	Cobalt streaming	Gold streaming
Contract date	June, 2018	From 2013 to 2016
Product delivery	Product delivery started in January 2021, after the mine's ramp-up.	The product was delivered from the contract signature, because the plant was already operational.
Subject	75% of cobalt extracted as by-product from Voisey's Bay mine (Canada).	75% of gold contained in the copper concentrate from the Salobo (Brazil) mine and 70% of the gold extracted as a by-product from the Sudbury nickel mines (Canada).
Deadline	Until the mine's exhaustion, estimated for 2035.	Until the mine's exhaustion, estimated for 2043 and 2053 for Salobo and Sudbury, respectively.
Counterparts	Wheaton Precious Metals Corp and Anglo Pacific Group	Wheaton Precious Metals Corp.
Remuneration	US$690 received on the contract date. Furthermore, the Company receives an amount equal to 20% (average) of the market reference price of cobalt for each pound of cobalt delivered.	US$3,600 received from 2013 to 2016. Furthermore, the Company receives an amount equal to the lower of (i) $400 per ounce of refined gold delivered and (ii) the reference market price on the delivery date.

b)	Effects on the income statement
	Consolidated
	Year ended December 31,
	2022	2021	2020
Cobalt streaming	252	297	-
Gold streaming	192	232	309
Fixed revenue - Contract liabilities realized	444	529	309

Cobalt streaming	55	65	-
Gold streaming	382	442	588
Variable revenue - Additional payments received	437	507	588

Accounting policy

The Company bifurcates both streaming transactions in two identifiable components: (i) the sale of the mineral rights and (ii) extraction services.

Sale of mineral rights - The amount allocated to this component is recognized as revenue in the income statement when the Company transfers ownership of the mineral rights to the counterparty. The cost related to the component sold is recognized in the income statement at the same moment.

Extraction services - The Company recognizes contract liabilities in the event it receives payments from customers before a sale meets criteria for revenue recognition. Proceeds received under the terms of the streaming transaction allocated to this component are accounted for as “streaming transactions” and included within liabilities.

Contract liability is initially recognized at fair value, net of transaction costs incurred, and is subsequently carried at amortized cost and updated using the effective interest rate method. Contract liability is released to the income statement based on the units of production, that is, revenue is calculated based on volume produced compared to the total proved and probable reserves of gold or cobalt, which are reviewed and remeasured annually.

29

Critical accounting estimates and judgments

Defining the result on sale of mineral interest and the contractual liabilities portion of the streaming transaction it is required the use of critical accounting estimates including, but not limited to: (i) allocation of costs between the product and the by-product based on relative prices; (ii) expected margin for the independent components (sale of mineral rights and service for gold and cobalt extraction); and (iii) discount rates used to measure the present value of future inflows and outflows.

8.	Income taxes

a)       Income tax reconciliation

The reconciliation of the taxes calculated according to the nominal tax rates and the amount of taxes recorded is shown below:

	Consolidated			Parent Company
	Year ended December 31,
	2022	2021	2020	2022	2021
Income before income taxes	101,704	159,147	38,405	109,179	138,071
Income taxes at statutory rate (34%)	(34,579)	(54,110)	(13,058)	(37,121)	(46,944)
Adjustments that affect the taxes basis:
Income tax benefit from interest on capital	2,828	1,400	1,660	2,828	1,400
Tax incentives	6,414	15,092	1,184	5,890	14,187
Equity results	431	896	(113)	14,916	5,555
Addition (reduction) of tax loss carryforward	4,718	3,629	3,984	(321)	8,755
Unrecognized tax losses of the year	(1,014)	(622)	(1,096)	-	-
Reclassification of cumulative adjustments to the income statement	2,814	8,285	-	-	-
Other	3,203	110	2,812	553	204
Income taxes	(15,185)	(25,320)	(4,627)	(13,255)	(16,843)
Current tax	(10,259)	(30,079)	(17,828)	(8,845)	(27,938)
Deferred tax	(4,926)	4,759	13,201	(4,410)	11,095
Income taxes	(15,185)	(25,320)	(4,627)	(13,255)	(16,843)

b)	Deferred income tax assets and liabilities

Tax loss carryforward does not expire in the Brazilian jurisdiction and their compensation is limited to 30% of the taxable income for the year. The local profits of foreign subsidiaries are also taxed in Brazil and there is no restriction on their offset against tax losses generated previously by the foreign entity.

	Consolidated		Parent Company
	Year ended December 31,
	2022	2021	2022	2021
Taxes losses carryforward	30,827	32,128	22,254	22,777
Temporary differences:
Employee post retirement obligation	2,149	2,812	1,022	1,028
Provision for litigation	1,896	1,933	1,891	1,928
Asset retirement obligations and other provisions	22,692	24,463	21,147	23,106
Fair value of financial instruments	4,378	7,664	4,403	7,664
Fair value of property, plant and equipment in business combination	(12,486)	(15,944)	-	-
Other	(633)	297	(2,020)	(2,384)
	48,823	53,353	48,697	54,119
Assets	56,195	63,847	48,697	54,119
Liabilities	(7,372)	(10,494)	-	-
	48,823	53,353	48,697	54,119

30

The following table shows the changes in deferred tax assets and liabilities:

	Consolidated			Parent Company
	Assets	Liabilities	Deferred taxes, net	Deferred taxes, net
Balance at December 31, 2020	53,711	9,198	44,513	42,760
Taxes losses carryforward	4,347	-	4,347	9,285
Asset retirement obligations and other provisions	1,337	-	1,337	1,503
Fair value of financial instruments	319	-	319	319
Fair value of property, plant and equipment in business combination	-	731	(731)	-
Other	(513)	-	(513)	(12)
Effect in income statement	5,490	731	4,759	11,095
Transfers between assets and liabilities	(786)	(786)	-	-
Merger of Ferrous Resources do Brasil	-	-	-	338
Translation adjustment	1,177	575	602	-
Other comprehensive income	(77)	776	(853)	(74)
Transfer to Held for sale	(4)	-	(4)	-
Tax loss carryforward from coal operations - Discontinued operations	4,336	-	4,336	-
Balance at December 31, 2021	63,847	10,494	53,353	54,119
Taxes losses carryforward	(331)	-	(331)	(523)
Timing differences arising from assets and liabilities	(1,656)	-	(1,656)	(1,959)
Fair value of financial instruments	(3,240)	-	(3,240)	(3,240)
Fair value of property, plant and equipment in business combination	-	(1,755)	1,755	-
Other	(1,454)	-	(1,454)	1,312
Effect in income statement	(6,681)	(1,755)	(4,926)	(4,410)
Transfers between assets and liabilities	(660)	(660)	-	-
Translation adjustment	(608)	(1,059)	451	-
Other comprehensive income	297	499	(202)	(77)
Sale of California Steel Industries	-	(147)	147	-
Merger	-	-	-	(935)
Balance at December 31, 2022	56,195	7,372	48,823	48,697

c)	Tax incentives

In Brazil, the Company has tax incentives to partially reduce the income tax generated by the operations conducted in the North and Northeast regions that includes iron ore, copper, and nickel. The incentive is calculated based on the taxable income of the incentive activity (tax operating income) and considers the allocation of tax operating income into different incentives applicable to different tranches of production during specified periods for each product, usually 10 years. The Company’s tax incentives are expected to expire substantially in 2024 and the last tax incentive will expire in 2027.

In addition to these incentives, the income tax payable can be reduced by investing in the acquisition of new machinery and equipment, subject to subsequent approval by the responsible regulatory agency, Superintendence for the Development of the Amazon (“SUDAM”). This subsidy is expected to expire in 2023.

As determined by the Brazilian law, the tax savings obtained as a result of these incentives must be appropriated in retained earnings reserve account in equity and cannot be distributed as dividends to shareholders.

d)	Income taxes - Settlement program (“REFIS”)

	Consolidated
	December 31, 2022	December 31, 2021
Current liabilities	1,934	1,810
Non-current liabilities	9,753	10,962
REFIS liabilities	11,687	12,772

SELIC rate	13.75%	9.25%

The balance is mainly related to the settlement program of claims regarding the collection of income tax and social contribution on equity gains of foreign subsidiaries and affiliates from 2003 to 2012. This amount bears SELIC interest rate (Special System for Settlement and Custody) and will be paid in monthly installments until October 2028. The impact of the SELIC over the liability is recorded under the Company’s financial results.

31

e)   Uncertain tax positions (“UTP”)

The Company is engaged in administrative and judicial discussions with tax authorities in Brazil in relation to certain tax positions adopted by the Company for calculating income tax and social contribution on net income. The final determination is uncertain and depends on factors not controlled by the Company, such as changes in case law and changes in tax laws and regulations. The Company is subject to the assessment of income tax by local tax authorities in a range up to 10 years depending on jurisdiction where the Company operates.

The amount under discussion with the tax authorities is R$19,090 (US$3,659 million) as at December 31, 2022 (2021: R$17,423 (US$3,122 million)), as detailed below. In addition, if the tax authority does not accept the tax treatment adopted by the Company in relation to these matters, there would also be a reduction of tax losses in the amount of R$2,942 (US$564 million) as at December 31, 2022 (2021: R$2,942 (US$527 million)).

	Year ended December 31,
	2022	2021
UTPs not recorded on balance sheet (i)
Transfer pricing over the exportation of ores to a foreign subsidiary	4,324	3,732
Expenses of interest on capital	6,021	5,477
Proceeding related to income tax paid abroad	2,288	2,255
Goodwill amortization	2,698	1,703
Payments to Renova Foundation	126	115
Other	3,633	4,141
	19,090	17,423

UTPs recorded on balance sheet
Deduction of CSLL in Brazil	813	-
Gain related to incidence of IRPJ and CSLL on SELIC rate in the repetition of undue payment	-	192
	813	192

(i) Based on the assessment of its internal and external legal advisors, the Company believes that the tax treatment adopted for these matters will be accepted in decisions of the higher courts on last instance.

Transfer pricing over the exportation of ores to a foreign subsidiary - The Company was assessed for the IRPJ and CSLL, for the years of 2015, 2016 and 2017 since the tax agent has disregarded the intermediation cost and other adjustments used in the calculation of the transfer pricing over the exportation of iron ore, pellets, nickel and copper to its foreign controlled company. The Company is challenging these assessments in the administrative level and a decision is pending.

The Company maintains the method of calculating the transfer price, as it considers it to be the most appropriate tax treatment for interpreting the rules in force and applicable to the subject and is discussing the aforementioned charges at the administrative level.

The total amount in dispute is R$4,324 (US$829 million) as at December 31, 2022 (R$3,732 (US$669 million) as at December 31, 2021). In addition, there was a reduction of the tax losses from 2015, 2016 and 2017, with the corresponding tax impact of R$1,883 (US$361 million) as at December 31, 2022 (2021: R$1,883 million (US$377 million)). The amount involved for the 2018 to 2022 years, which are not in dispute, is R$13,525 (US$2,592 million) (2021: R$10,519 (US$1,885 million)).

Expenses of interest on capital (“JCP”) - In 2021, Vale received assessments for the collection of IRPJ, CSLL and fines, on the grounds that the deduction of JCP was improper, referring to the base years of 2017 and 2018. The amount under discussion is R$6,021 (US$1,154 million) as at December 31, 2022 (R$5,477 (US$981 million) as at December 31, 2021). In addition, the tax effect of the potential reduction in the tax loss carryforward is R$699 (US$134 million) as at December 31, 2022 (2021: R$699 (US$125 million)). The Company presented administrative defenses for these assessments and is awaiting a decision.

Proceeding related to income tax paid abroad - Vale received a tax assessment for the collection of R$2,288 (US$439 million) (2021: R$2,255 (US$399 million)) due to the disregard of taxes paid abroad that were offset by the IRPJ debt in 2016. Tax authorities allege the Company has failed to comply with the applicable rules relating to the offset, in Brazil, of income taxes paid abroad. The Company had filed an administrative appeal and a decision is pending.

Goodwill amortization - The Company received tax assessments for the collection of IRPJ and CSLL for the periods between 2013 and 2018, due to the deduction of goodwill amortization expenses recorded in the acquisition of controlled companies, after its merger by the Company. One of the assessments is the goodwill generated in the privatization of the Company and recorded by Valepar, merged into the Parent Company in 2017.

32

The Company is discussing the charges at the administrative level in the amount of R$2,698 (US$517 million) as at December 31, 2022 (R$1,703 (US$305 million) as at December 31, 2021). In addition, the tax effect of the potential reduction in the tax loss carryforward is R$320 (US$61 million) as at December 31, 2022 (2021: R$320 (US$57 million)). The amount involved for the 2019 to 2022 years, which are not assessed, is R$ 1,162 (US$223 million).

Payments to Renova Foundation - The Company deducts payments made to Fundação Renova arising from the obligation entered into the Transaction and Conduct Adjustment Agreement (“TTAC”) and from its subsidiary liability in the agreement when Samarco does not make these payments directly. Vale understands that the deduction of such expenses is adequate, since its liability is objective, arising from the obligation entered into in the TTAC and its status as a shareholder.

The Company received a tax assessment notice for the collection of IRPJ and CSLL alleging that the expenses incurred with Renova Foundation were improperly deducted from the computation of the Company’s income tax, as they understand that these expenses are supposedly not necessary for Vale's operational activities. The total amount assessed is R$126 (US$24 million) for the year ended December 31, 2022 (2021: R$115 (US$21 million)). In addition, the tax effect of the potential reduction in the tax loss carryforward is R$24 (US$5 million) as at December 31, 2022 (2021: R$24 (US$4 million). For the fiscal years 2018 to 2022, the amount under discussion is R$2,763 (US$530 million) as at December 31, 2022 (2021: R$2,376 (US$426 million).

Deduction of CSLL in Brazil - In 2004, a definitive decision of the Superior Court of Justice (“STJ”) granted to the Company the right to deduct the Social Contribution on Net Income (“CSLL”) from the taxable base of the corporate income tax (“IRPJ”). The Federal Government filed a rescission action (“ação rescisória”) in 2006, seeking to reverse the 2004 decision. In 2019, the Federal Court of Appeals (“TRF”) upheld the rescission action and, although the decision was not final, the Company decided not to deduct the CSLL from the taxable income since then.

Meanwhile, the Federal Supreme Court (“STF”) is judging two extraordinary appeals with impact to all taxpayers. These appeals are discussing how long a court decision related with a tax matter would remain valid if the STF had subsequently issued a contrary decision. Due to the developments of this matter in the STF during 2023, and based on the updated assessment of its legal advisors, the Company concluded that the tax treatment previously adopted will probably not be accepted by the tax authority and, therefore, it recognized a liability in the amount of R$813 (US$155 million) as “Taxes payable” for the year ended December 31, 2022.

.

Gain related to incidence of IRPJ and CSLL on SELIC rate in the repetition of undue payment - In September 2021, the Federal Supreme Court (“STF”) decided in a judgment with general repercussion, that the incidence of IRPJ and CSLL on amounts referring to the SELIC rate received as a result of repetition of tax overpayment is unconstitutional. After the publication of the decision of the leading case judgment with a conclusion favorable to the taxpayers, the Company recognized a gain of R$192 (US$34 million) in the income statement for the year ended December 31, 2021.

f) Recoverable and payable taxes

						Consolidated
	December 31, 2022			December 31, 2021
	Current assets	Non-current assets	Current liabilities	Current assets	Non-current assets	Current liabilities
Value-added tax ("ICMS")	1,364	5	242	1,209	60	906
Brazilian federal contributions ("PIS and COFINS")	3,602	3,861	182	2,903	2,851	66
Income taxes	1,614	1,927	1,156	630	2,309	10,385
Financial compensation for the exploration of mineral resources ("CFEM")	-	-	284	-	-	328
Other	59	-	590	67	-	465
Total	6,639	5,793	2,454	4,809	5,220	12,150

						Parent Company
	December 31, 2022			December 31, 2021
	Current assets	Non-current assets	Current liabilities	Current assets	Non-current assets	Current liabilities
Value-added tax ("ICMS")	404	-	2	217	-	451
Brazilian federal contributions ("PIS and COFINS")	3,290	3,564	153	2,730	2,650	47
Income taxes	1,518	-	880	516	-	9,935
Financial compensation for the exploration of mineral resources ("CFEM")	-	-	265	-	-	306
Other	58	-	528	56	-	390
Total	5,270	3,564	1,828	3,519	2,650	11,129

33

ICMS included in PIS and COFINS computation tax base - Vale discussed the issue of the exclusion of ICMS from the taxable basis of the contribution to PIS and COFINS in two lawsuits filed before March 2017. One of the lawsuits includes the triggering events from March 2012 onwards and has a favorable definitive decision. This lawsuit resulted in the recognition of a gain in the amount of R$313 (US$60 million) in the income statement for the year ended December 31, 2020. This amount was calculated based on the assumption that the ICMS to be excluded from the taxable bases is the one paid. With the definition of the subject by the Federal Supreme Court in the leading case, with binding effects to all taxpayers, which determined that the ICMS to be excluded is the one highlighted in the invoices, the Company recognized an additional gain of R$146 (US$26 million) for the year ended December 31, 2021.

The lawsuit that covers the triggering events that occurred between December 2001 and February 2012, resulted in the recognition of a gain in the amount of R$808 for the year ended December 31, 2021 due to the favorable decision obtained by the Company and in line with the judgment of the Federal Supreme Court in the aforementioned leading case.

Accounting policy

The Brazilian corporate tax law requires the taxation on the income generated from foreign subsidiaries and, therefore, income tax charge is calculated using the tax rate enacted at the end of the reporting period in Brazil. The effects of the income tax calculation in the consolidated financial statements are calculated by applying the differential between the Brazilian income tax rate and the local income tax rate of each jurisdiction where the Company’s subsidiaries operate and generate taxable income.

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and it establishes provisions, where appropriate, on the basis of amounts expected to be paid to the tax authorities. The liabilities related to uncertain tax positions are recorded only after determining, based on the position of its internal and external legal advisors, a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from taxing authorities.

Deferred income taxes are recognized based on temporary differences between carrying amount and the tax basis of assets and liabilities as well as tax losses carryforward. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss. Deferred tax assets and liabilities are offset where there is a legally enforceable right to offset current tax assets and liabilities and where the deferred tax balances relate to the same taxation authority.

The deferred tax assets arising from tax losses and temporary differences are not recognized when it is not probable that future taxable profit will be available against which temporary differences and/or tax losses can be utilized.

Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

Critical accounting estimates and judgments

Deferred income tax - Significant judgements, estimates and assumptions are required to determine the amount of deferred tax assets that are recognized based on the likely timing and future taxable profits. Deferred tax assets arising from tax losses carryforward and temporary differences are recognized considering assumptions and projected cash flows. Deferred tax assets may be affected by factors including, but not limited to: (i) internal assumptions on the projected taxable income, which are based on production and sales planning, commodity prices, operational costs and planned capital costs; (ii) macroeconomic environment; and (iii) trade and tax scenarios.

Uncertain tax positions - The Company applies significant judgement in identifying uncertainties over income tax treatments, which could impact the consolidated financial statements. The Company operates in multiple jurisdictions where uncertainties arise in the application of complex tax regulations. The Company and its subsidiaries are subject to reviews of income tax filings and other tax payments, and disputes can arise with the taxing authorities over the interpretation of the applicable laws and regulations.

34

9.	Basic and diluted earnings (loss) per share

The basic and diluted earnings (loss) per share are presented below:

	Year ended December 31,
	2022	2021	2020
Net income attributable to Vale's shareholders
Net income from continuing operations	86,106	133,236	33,789
Net income (loss) from discontinued operations	9,818	(12,008)	(7,076)
Net income	95,924	121,228	26,713

Thousands of shares
Weighted average number of common shares outstanding	4,637,794	5,012,424	5,129,585
Weighted average number of common shares outstanding and potential ordinary shares	4,642,432	5,016,848	5,132,962

Basic and diluted earnings per share from continuing operations
Common share (US$)	18.57	26.58	6.59
Basic and diluted earnings (loss) per share from discontinued operations
Common share (US$)	2.12	(2.40)	(1.38)
Basic and diluted earnings per share:
Common share (US$)	20.67	24.18	5.21

10.	Cash flows reconciliation

a) Cash flow from operating activities:

		Consolidated			Parent Company
		Year ended December 31,
	Notes	2022	2021	2020	2022	2021
Cash flow from operating activities:
Income before income taxes		101,704	159,147	38,405	109,179	138,071
Adjusted for:
Equity results and others results from subsidiaries	15	-	-	-	(41,110)	(13,729)
Equity results and others results in associates and joint ventures	15 and 25	(1,616)	6,947	5,210	(1,616)	6,947
Impairment and disposals (impairment reversal) of non-current assets, net	19	(3,833)	2,352	6,968	1,056	398
Provisions related to Brumadinho	24	2,078	1,140	21,255	2,078	1,140
Provision for de-characterization of dams	26	375	9,747	3,175	375	9,747
Depreciation, depletion and amortization		16,386	16,379	16,597	8,761	8,510
Financial results, net	6	(11,378)	(17,812)	24,152	(1,635)	7,421
Changes in assets and liabilities:
Accounts receivable	11	(1,812)	4,604	(14,155)	(1,175)	1,881
Inventories	12	211	(2,572)	(691)	(69)	(503)
Suppliers and contractors	13	2,283	1,286	(766)	3,647	(291)
Other assets and liabilities, net		(8,605)	(2,403)	(979)	(5,259)	(4,064)
Cash flow from operations		95,793	178,815	99,171	74,232	155,528

b) Cash flow from investing activities

		Consolidated			Parent Company
		Year ended December 31,
	Notes	2022	2021	2020	2022	2021
Disbursement related to VNC sale	16(f)	-	(3,134)	-	-	-
Proceeds from sale of CSI	16(c)	2,269	-	-	-	-
Proceeds from sale of Midwestern System, net of cash	16(b)	745	-	-	815	-
Proceeds from disposal of Mosaic shares	16(l)	-	6,919	-	-	6,044
Proceeds from sale of Vale Florestar	-	48	50	54	48	50
Proceeds from disposal of VLI shares	16(h)	-	-	1,223	-	-
Proceeds from sale of Longyu	16(j)	-	-	843	-	-
Proceeds from disposal of investments, net		3,062	3,835	2,120	863	6,094

35

c) Reconciliation of debt to cash flows arising from financing activities

	Consolidated
	Quoted in the secondary market	Debt contracts in Brazil	Debt contracts on the international market	Total
December 31, 2020	47,010	4,980	17,436	69,426
Additions	-	-	5,165	5,165
Payments (i)	(5,944)	(2,023)	(2,792)	(10,759)
Interest paid (ii)	(2,791)	(723)	(306)	(3,820)
Cash flow from financing activities	(8,735)	(2,746)	2,067	(9,414)

Effect of exchange rate	3,684	(772)	1,564	4,476
Interest accretion	2,542	658	279	3,479
Non-cash changes	6,226	(114)	1,843	7,955

December 31, 2021	44,501	2,120	21,346	67,967
Additions	-	-	6,764	6,764
Payments (i)	(7,338)	(1,151)	(3,275)	(11,764)
Interest paid (ii)	(3,353)	(237)	(477)	(4,067)
Cash flow from financing activities	(10,691)	(1,388)	3,012	(9,067)
Effect of exchange rate	(2,417)	(86)	(1,829)	(4,332)
Interest accretion	2,507	815	451	3,773
Non-cash changes	90	729	(1,378)	(559)
December 31, 2022	33,900	1,461	22,980	58,341

	Parent Company
	Quoted in the secondary market	Debt contracts in Brazil	Debt contracts on the international market	Total
December 31, 2020	10,396	4,471	8,297	23,164
Additions	-	-	3,226	3,226
Payments (i)	(5,772)	(1,997)	(1,282)	(9,051)
Interest paid (ii)	(740)	(364)	(142)	(1,246)
Cash flow from financing activities	(6,512)	(2,361)	1,802	(7,071)

Effect of exchange rate	669	(297)	617	989
Interest accretion	629	310	121	1,060
Non-cash changes	1,298	13	738	2,049

December 31, 2021	5,182	2,123	10,837	18,142
Additions	-	-	2,016	2,016
Payments (i)	(871)	(630)	(2,282)	(3,783)
Interest paid (ii)	(610)	(218)	(204)	(1,032)
Cash flow from financing activities	(1,481)	(848)	(470)	(2,799)
Effect of exchange rate	(198)	-	(478)	(676)
Interest accretion	367	185	263	815
Non-cash changes	169	185	(215)	139
December 31, 2022	3,870	1,460	10,152	15,482

(i)	Includes bond premium repurchase.
(ii)	Classified as operating activities in the statement of cash flows.

Funding

•	In November 2022, the Company contracted a loan with the Export-Import Bank of China of R$1,582 (US$300 million) indexed to the Secured Overnight Financing Rate (“SOFR”) and maturing in 2025. The Company also drawdown R$1,055 (US$200 million) from a line of credit with Japan Bank International Cooperation (“JBIC”), which is maturing in 2032.

•	In July 2022, the Company contracted a loan of R$805 (US$150 million) with SMBC Bank indexed to SOFR and maturing in 2027.

•	In May 2022, the Company contracted a loan of R$967 (US$200 million) with MUFG Bank indexed to SOFR and maturing in 2027.

36

•	In January 2022, the Company contracted two loans indexed to LIBOR, in the amount of R$2,361 (US$425 million) with maturity in 2027 with the Bank of Nova Scotia. Vale is in discussions to replace the reference interest rate from LIBOR to SOFR and does not expect a material change in the costs of this transaction.

•	In October and December 2021, the Company contracted a loan indexed to LIBOR in the amounts of R$1,953 (US$350 million) and R$1,563 (US$280 million), maturing in 2027 and 2032, with a commercial bank and a Japanese development bank, respectively. Vale is in discussions to replace the reference interest rate from LIBOR to SOFR and does not expect a material change in the costs of this transaction.

•	In January 2021, the Company contracted a loan of R$1,633 (US$300 million) with The New Development Bank maturing in 2035 and indexed to LIBOR + 2.49% per year. Vale is in discussions to replace the reference interest rate from LIBOR to SOFR and does not expect a material change in the costs of this transaction.

Payments

•	In January 2023 (subsequent event), the Company paid principal and interest of debentures, in the amount of R$124 (US$24 million).

•	In August 2022, the Company settle its infrastructure debentures of the 2nd series, by a payment of R$865 (US$170 million).

•	In June 2022, the Company repurchased R$6,520 (US$1,291 million) of its bonds and paid a premium of R$568 (US$113 million), which has been recorded and is presented as “bond premium repurchase” under the financial results for the year ended December 31, 2022.

•	In January 2022, the Company prepaid R$993 (US$200 million) of a line of credit maturing in 2023 with the Bank of Nova Scotia.

•	In March 2021, the Company redeemed all of its 3.75% bonds due January 2023, in the total amount of R$4,946 (US$884 million) (EUR750 million) and paid a premium of R$354 (US$63 million), which was recorded and is presented as “bond premium repurchase” under the financial results for the year ended December 31, 2021.

d) Non-cash transactions

	Consolidated			Parent Company
	Year ended December 31,
	2022	2021	2020	2022	2021
Non-cash transactions:
Additions to property, plant and equipment - capitalized loans and borrowing costs	240	318	345	240	318

11.	Accounts receivable

		Consolidated		Parent Company
	Notes	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Receivables from customer contracts
Related parties	31	1,102	608	46,700	46,044
Third parties
Iron Solutions		16,346	16,868	634	1,897
Energy Transition Materials		5,135	3,730	7	9
Other		180	900	100	23
Accounts receivable		22,763	22,106	47,441	47,973
Expected credit loss		(226)	(266)	(61)	(61)
Accounts receivable, net		22,537	21,840	47,380	47,912

No customer individually represented 10% or more of the Company’s accounts receivable or revenues in the periods presented above.

37

Provisionally priced commodities sales – The Company is mainly exposed to iron ore and copper price risk. The final sales price of these commodities is calculated based on the pricing period stipulated in the sales contracts, which generally is later than the revenue recognition date. Therefore, the Company initially recognizes revenue based on a provisional invoice and the receivables of the provisionally priced products are subsequently measured at fair value through profit or loss (note 20), with these changes in the value of the receivables recorded in the Company's sales revenue.

The sensitivity of the Company’s risk on final settlement of provisionally priced accounts receivables is presented below:

	Year ended December 31, 2022
	Thousand metric tons	Provisional price (US$/ton)	Change	Effect on Revenue (US$ million)
Iron ore	25,052	112	+/-10%	+/-1,480
Iron ore pellets	83	164	+/-10%	+/-7
Copper	79	10,236	+/-10%	+/-424

Accounting policy

Accounts receivable is the total amount due from sale of products and services rendered by the Company. Accounts receivable is recognized at fair value and subsequently measured at amortized cost using the effective interest method, except for component of provisionally priced commodities sales that are subsequently measured at fair value through profit or loss.

The Company applies the IFRS 9/CPC 48 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all accounts receivable. The Company has established a provision matrix that is based on historical credit loss experience, adjusted for forward-looking factors specific to the economic environment and by any financial guarantees related to these accounts receivables.

12.	Inventories

	Consolidated		Parent Company
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Finished products
Iron Solutions	11,091	12,249	4,927	4,495
Energy Transition Materials	3,396	3,246	224	190
Other	-	120	-
	14,487	15,615	5,151	4,685

Work in progress	4,175	4,566	144	148
Consumable inventory	5,272	4,777	2,790	2,624

Allowance to net realizable value (i)	(548)	(529)	(268)	(211)
Total of inventories	23,386	24,429	7,817	7,246

(i) In 2022, the effect of provision for net realizable value was R$229 (US$44 million) (2021: R$4 (US$1 million)).

The cost of goods sold is presented in note 5(a).

Accounting policy

Inventories are stated at the lower of cost and net realizable value. Inventory production cost comprises variable and fixed costs, direct and indirect costs of production and are assigned to individual items of inventory based on weighted average costs method. At the end of the reporting period, net realizable value of inventories are assessed and a provision for losses on obsolete or slow-moving inventory may be recognized. The write-downs and reversals are recognized as “Cost of goods sold, and services rendered”.

38

13.	Suppliers and contractors
		Consolidated		Parent Company
	Notes	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Third parties – Brazil		14,042	9,856	13,184	8,979
Third parties – Abroad		8,342	9,029	85	1,006
Related parties	31	894	508	979	618
Total		23,278	19,393	14,248	10,603

The Company has transactions with certain suppliers, which allows them to anticipate their receivables and the Company to extend its payment term within the short term, that is, during its operational cycle. The outstanding balance related to those transactions was R$3,877 (US$743 million) as at December 31, 2022 (2021: R$3,291 (US$589 million)), of which R$1,058 US$202 million (2021: R$1,158 (US$207 million)) relates to the structure created by the Company with the exclusive purpose of enabling small and medium suppliers to anticipate their receivables with better interest rates, in line with Vale’s social pillar.

Accounting policy

The Company assesses whether the payment term extension arrangement substantially modifies the original liability based on qualitative and quantitative aspects. If the original liability has been substantially modified, the Company derecognizes the original liability (suppliers) and recognizes a new financial liability (other financial liabilities), any gain/loss is recognized in income statement. If the original liability has not been substantially modified, the original liability (suppliers) remains.

14.	Other financial assets and liabilities

		Consolidated
		Current		Non-Current
	Notes	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Other financial assets
Restricted cash		-	-	404	653
Derivative financial instruments	20	1,788	619	1,022	110
Investments in equity securities (i)		-	-	36	33
		1,788	619	1,462	796
Other financial liabilities
Derivative financial instruments	20	470	1,355	972	3,301
Other financial liabilities - Related parties	31	2,086	2,192	-	-
Financial guarantees provided (ii)	32(b)	-	-	537	3,026
Liabilities related to the concession grant	14(a)	2,169	4,241	13,326	8,017
Contract liability and other advances (iii)		4,000	5,111	-	-
		8,725	12,899	14,835	14,344

		Parent Company
		Current		Non-Current
	Notes	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Other financial assets
Restricted cash		-	-	22	358
Derivative financial instruments	20	1,160	410	1,022	46
Investments in equity securities (i)		-	-	31	33
Other financial assets		-	-	50	43
		1,160	410	1,125	480
Other financial liabilities
Derivative financial instruments	20	128	879	848	3,042
Loans - Related parties	31	25,691	4,574	48,465	81,551
Other financial liabilities - Related parties	31	3,660	2,235	-	-
Financial guarantees provided (ii)	32(b)	-	-	537	3,026
Liabilities related to the concession grant	14(a)	2,169	4,241	13,326	8,017
Contract liability and other advances (iii)		33	25	-	-
		31,681	11,954	63,176	95,636

(i) Corresponding to a 3.24% non-controlling interest in Boston Electrometallurgical Company, whose objective is to promote the development of a technology focused on reducing carbon dioxide emissions in steel production.

(ii) In July 2022, the Company signed a binding agreement with ArcelorMittal for the sale of CSP. At the closing, CSP's debt will be settled and the financial liability related to the guarantee granted will be derecognized by Vale.

(iii) Includes advances received from customers that meets the definition of contract liability described in IFRS 15/CPC 47 – Revenue from Contracts with Customers and other financial advances received that meet the definition of a financial liability described in IAS 32/CPC 49 - Financial Instruments: Presentation.

39

a) Liabilities related to the concession grant

In December 2020, the Company entered into an agreement with the Federal Government to continue operating its concessions of the Estrada de Ferro Carajás (“EFC”) and Estrada de Ferro Vitória a Minas (“EFVM”) for thirty years more, extending the maturity date from 2027 to 2057.

In 2022, the Company reviewed the cash disbursement estimates for the execution of investments in infrastructure, mainly due to inflation of the costs of inputs and services, and the physical inventory review, resulting in an addition to the provision in the amount of R$ 4,448 (US$849 million).

	Consolidated
	December 31, 2021	Addition	Present value adjustment	Disbursements	December 31, 2022
Payment obligation	3,271	2,302	498	(1,096)	4,975
Infrastructure investment	8,987	2,146	239	(852)	10,520
	12,258	4,448	737	(1,948)	15,495

Current liabilities	4,241				2,169
Non-current liabilities	8,017				13,326
Liabilities	12,258				15,495

Discount rate in nominal terms - Payment obligation	11.04%				11.04%
Discount rate in nominal terms - Infrastructure investment	5.11% - 5.75%				6.08% - 6.23%

(a.i) Payment obligation

The Company will make payments for the concession grants in quarterly installments through the concession period. This commitment is updated annually by the readjustment index for monetary exchange (“IRT”), which was 6.47% for the year ended December 31, 2022 (2021: 12.34%).

In addition, the National Land Transport Agency (“ANTT”) may require, at their discretion, further investments on the concession network. Furthermore, there is a requirement for the Company to complete a minimum percentage of certain investments by 2027. In these circumstances, discussions on the economic and financial rebalancing of the contracts will be required and depending on the result of the physical inventory review and if new investments are demanded, the carrying amount of grant payable may have a material impact in the future.

(a.ii) Infrastructure investment

Midwest Integration Railroad ("FICO") - Construction of 383 km of FICO, between the municipalities of Mara Rosa, in Goiás, and Água Boa, in Mato Grosso. The construction started in 2021 and the execution period is expected to take 5 years. As at December 31, 2022, the Company has a provision in the amount of R$7,385 (US$1,415 million) (2021: R$6,730 (US$1,206 million).

Infrastructure program - Comprises over 450 separate projects designed to improve safety and reduce trespass where the railways pass through urban areas. The program will benefit 25 and 33 municipalities intercepted by EFC and EFVM, respectively. As at December 31, 2022, the Company has a provision in the amount of R$3,135 (US$601 million) (2021: R$1,910 (US$404 million)).

West-East Integration Railway (“FIOL”) - Acquisition and delivery of rails and sleepers, which the Federal Government will use for construction of section II of the FIOL, which will connect the municipalities of Caetité and Barreiras, in Bahia, and other miscellaneous commitments. In 2022, ANTT issued the definitive Discharge Term regarding the rails and sleepers acquired for FIOL, as established in an amendment to the EFVM concession contract. Therefore, this obligation was settled in 2022 (2021: R$347 (US$62 million)).

40

The construction of FICO and the execution of the Infrastructure Program are Vale's responsibility and changes in relation to the original budgets may materially change the balance of the provision in the future.

41

(a.iii) Guarantee

In addition, as a condition for signing the contracts, the Company contracted a guarantee with coverage of R$1,026 (US$180 million) as at December 31, 2021. These insurance contracts guarantee compensation, up to the amount established in the policy, for any losses arising from non-compliance of the contractual obligations assumed by Vale in the concession contracts.

Accounting policy

Concessions – Railway concessions liabilities consist of the following future payments discounted at present value: (i) fixed payments for the concession; (ii) amounts expected to be disbursed for constructing railways and infrastructure; (iii) cost of acquiring equipment to be made available for the granting authority; and (iv) other miscellaneous obligations and commitments that complement the early extension of the railway concessions agreement.

Grant payments are discounted using the regulatory weighted average cost of capital (“WACC”), which is the interest rate explicit in the concession agreement as determined by the ANTT, and payments related to other investment obligations are discounted at an incremental rate to reflect the time value of money, that is, a risk-free interest rate applicable to the economic environment in which the Company operates and with terms and conditions equivalent to the obligations assumed.

The amounts payable in relation to the concession granted accounted for as intangible in accordance with the accounting policy, disclosed in note 17.

42

15.	Investments in subsidiaries, associates, and joint ventures

				Investments		Equity results in the income statement			Dividends received
				December 31,		Year ended December 31,			Year ended December 31,
	Business	% ownership	% voting capital	2022	2021	2022	2021	2020	2022	2021	2020
Direct and indirect subsidiaries
In Brazil
Companhia Portuária da Baía de Sepetiba	Iron ore	100.00	100.00	310	313	119	133	145	128	120	81
Mineração Corumbaense Reunida S.A.	Iron ore and manganese	100.00	100.00	-	-	2,899	(89)	(670)	-	-	-
Minerações Brasileiras Reunidas S.A.	Iron ore	100.00	100.00	2,086	2,425	167	1,314	1,875	-	-	445
Minerações Brasileiras Reunidas S.A. – Goodwill	Iron ore	-	-	4,060	4,060	-	-	-	-	-	-
Vale Manganês S.A.	Manganese	100.00	100.00	-	11	(118)	(369)	(384)	-	-	-
Salobo Metais S.A.	Cooper	100.00	100.00	13,880	14,183	2,231	3,932	3,616	2,842	2,717	1,562
Tecnored Desenvolvimento Tecnológico S.A.	Iron ore	100.00	100.00	117	81	(176)	(193)	(184)	-	-	-
Valepar – Goodwill	Iron ore	-	-	3,073	3,073	-	-	-	-	-	-
Other		-	-	431	293	(118)	(499)	(852)	-	-	75
Abroad
Vale Holdings B.V.	Holding	100.00	100.00	2,523	5,238	(504)	(153)	(2,163)	7,885	17,109	-
Vale Canada Limited	Nickel	100.00	100.00	21,726	18,546	4,618	(611)	(4,407)	-	-	-
Vale International S.A.	Trading and holding	100.00	100.00	57,877	75,923	33,484	10,007	14,543	-	-	-
Vale Malaysia Minerals Sdn. Bhd.	Iron ore	100.00	100.00	6,755	7,527	291	41	181	-	-	-
Other		-	-	354	2,196	(291)	216	(257)	-	-	-
				113,192	133,869	42,602	13,729	11,443	10,855	19,946	2,163
Associates and joint ventures
In Brazil
Aliança Geração de Energia S.A.	Energy	55.00	55.00	1,772	2,046	162	277	140	179	140	126
Aliança Norte Energia Participações S.A.	Energy	51.00	51.00	553	586	(34)	(20)	(40)	-	-	-
Companhia Coreano-Brasileira de Pelotização	Pellets	50.00	50.00	415	284	191	247	36	84	185	178
Companhia Hispano-Brasileira de Pelotização	Pellets	50.89	50.00	250	211	95	7	57	30	34	144
Companhia Ítalo-Brasileira de Pelotização	Pellets	50.90	50.00	323	270	156	212	50	120	127	119
Companhia Nipo-Brasileira de Pelotização	Pellets	51.00	50.00	759	720	269	214	43	295	41	164
Samarco Mineração S.A. (note 25)	Pellets	50.00	50.00	-	-	-	-	-	-	-	-
Companhia Siderúrgica do Pecém	Steel	50.00	50.00	-	553	-	316	(655)	-	-	-
Mineração Rio do Norte S.A.	Bauxite	40.00	40.00	-	-	-	(29)	(7)	-	-	45
MRS Logística S.A.	Logistics	48.16	47.09	2,656	2,334	421	394	185	79	49	115
VLI S.A.	Logistics	29.60	29.60	2,234	2,278	(44)	(218)	(88)	-	-	8
Other	Other	-	-	419	374	35	16	15	7	5	2
Abroad
California Steel Industries, Inc.	Steel	50.00	50.00	-	-	-	1,226	(31)	360	462	-
Other		-	-	-	115	16	11	(34)	-	-	3
Equity results in associates and joint ventures				9,381	9,771	1,267	2,653	(329)	1,154	1,043	904
Parent Company's total investment				122,573	143,640	43,869	16,382	11,114	12,009	20,989	3,067
Other results in investments				-	-	(1,143)	(9,600)	(5,562)	-	-	-
Equity results and other results				122,573	143,640	42,726	6,782	5,552	12,009	20,989	3,067

43

 The amounts of the investments by segments are presented in note 4(b).

a) Changes in the year

		Consolidated		Parent Company
	Notes	2022	2021	2022	2021
Balance at January 1,		9,771	10,557	143,640	181,319
Capital contribution to CSP		1	237	1,184	899
Disposals		-	-	(210)	(38)
Sale of Midwestern System	16(b)	-	-	(1,399)	-
Equity results in income statement		1,267	2,653	43,869	16,382
Dividends declared		(991)	(1,238)	(3,585)	(2,752)
Translation adjustment		(22)	138	(34,365)	(18,216)
Capital reduction of VISA		-	-	(7,885)	(17,109)
Share buyback programs	30(c)	-	-	(16,059)	(13,547)
Mergers		-	-	(2,002)	(3,547)
Transfer the equity results to discontinued operations	16(a)	-	(144)	-	-
Transfer of CSI to assets held for sale	16(c)	-	(2,131)	-	-
Share-based payment		-	-	29	86
Impairment of CSP	16(d)	(553)	-	(553)	(338)
Other		(92)	(301)	(91)	501
Balance at December 31,		9,381	9,771	122,573	143,640

Capital reduction in a foreign subsidiary – In August 2022, the Company approved a capital reduction in the amount of R$7,885 (US$1,500 million) of Vale International SA (“VISA”), a wholly-owned foreign subsidiary, leading to a reduction in the absolute value of the investment held by the Parent Company, leading to a gain of R$7,938 (US$1,543 million) presented as “Other financial items, net” (note 6). The remaining balance of cumulative translation adjustments of VISA represents R$24,120 (US$4,623 million) as at December 31, 2022.

In December 2021, the Company approved a capital reduction in the amount of R$17,109 (US$3,000 million) in VISA, generating a gain of R$13.634 (US$2,413 million) related to the reclassification of the cumulative translation adjustments of this investment, recorded in the equity to the income statement for year ended December 31, 2021, presented as “Other financial items, net” (note 6).

b) Summarized financial information

The summarized financial information about relevant associates and joint ventures for the Company are as follow. The stand-alone financial statements of those entities may differ from the financial information reported herein, which is prepared considering Vale’s accounting policies and using the most recent financial information available adjusted for the effects of significant transactions or events that occur between the date of the financial information and the date of the Company’s financial statements. The summarized financial information about Samarco is presented in note 25.

	December 31, 2022
	Aliança Geração de Energia	Aliança Norte Energia Participações	CSP	Pelletizing plants (i)	MRS Logística	VLI S.A.
Current assets	728	-	4,316	2,594	2,019	3,966
Non-current assets	4,804	1,092	14,134	1,710	12,513	19,041
Total assets	5,532	1,092	18,450	4,304	14,532	23,007

Current liabilities	839	-	2,564	855	2,660	4,227
Non-current liabilities	1,471	8	12,783	4	6,358	11,234
Total liabilities	2,310	8	15,347	859	9,018	15,461
Equity	3,222	1,084	3,103	3,445	5,514	7,546

Net revenue	1,109	-	12,392	2,171	5,592	7,107
Net income (loss)	294	(66)	1,998	1,403	874	(149)

44

	December 31, 2021
	Aliança Geração de Energia	Aliança Norte Energia Participações	CSP	Pelletizing plants (i)	MRS Logística	VLI S.A.
Current assets	624	-	3,157	2,369	2,776	2,759
Non-current assets	4,600	1,149	14,596	1,489	10,660	19,814
Total assets	5,224	1,149	17,753	3,858	13,436	22,573

Current liabilities	257	-	2,443	926	2,495	3,239
Non-current liabilities	1,247	-	14,205	3	6,094	11,637
Total liabilities	1,504	-	16,648	929	8,589	14,876
Equity	3,720	1,149	1,105	2,929	4,847	7,697

Net revenue	1,000	-	12,097	2,138	4,427	5,981
Net income (loss)	504	(39)	4,681	1,342	818	(736)

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização, and Companhia Nipo-Brasileira de Pelotização.

c) Noncontrolling interest

Summarized financial information

The summarized financial information, prior to the eliminations of the intercompany balances and transactions, of subsidiaries with material noncontrolling interest are as follow. The stand-alone financial statements of those entities may differ from the financial information reported herein, which is prepared considering Vale’s accounting policies.

	December 31, 2022
	PTVI	Vale Oman Pelletizing (note 16n)	Other	Total
Current assets	4,450	440	-	-
Non-current assets	11,199	3,032	-	-
Related parties – Shareholders	592	420	-	-
Total assets	16,241	3,892	-	-

Current liabilities	954	499	-	-
Non-current liabilities	1,300	776	-	-
Related parties – Shareholders	-	1,550	-	-
Total liabilities	2,254	2,825	-	-

Equity	13,987	1,067	-	-
Equity (negative reserves) attributable to noncontrolling interests	7,785	320	(323)	7,782

Net income	842	147	-	-
Net income (loss) attributable to noncontrolling interests	469	44	(100)	413

Dividends paid to noncontrolling interests	-	65	-	65

	December 31, 2021
	PTVI	Vale Moçambique	Vale Oman Pelletizing	Other	Total
Current assets	4,300	2,348	512	-	-
Non-current assets	10,462	1,085	3,534	-	-
Related parties – Shareholders	459	32	139	-	-
Total assets	15,221	3,465	4,185	-	-

Current liabilities	972	1,251	548	-	-
Non-current liabilities	388	415	875	-	-
Related parties – Shareholders	-	67,364	1,651	-	-
Total liabilities	1,360	69,030	3,074	-	-

Equity (negative reserves)	13,861	(65,565)	1,111	-	-
Equity (negative reserves) attributable to noncontrolling interests	7,715	(3,278)	333	(115)	4,655

Net income	1,083	1,537	148	-	-
Net income (loss) attributable to noncontrolling interests	603	(475)	44	(57)	115

Dividends paid to noncontrolling interests	98	-	77	-	175

45

	December 31, 2020
	PTVI	VNC	Vale Moçambique	Vale Oman Pelletizing	Other	Total
Current assets	3,090	11	1,827	304	-	-
Non-current assets	9,773	-	868	3,377	-	-
Related parties - Shareholders	318	256	151	243	-	-
Total assets	13,181	267	2,846	3,924	-	-

Current liabilities	844	3	1,766	191	-	-
Non-current liabilities	273	2	510	1,028	-	-
Related parties - Shareholders	-	1,458	63,323	1,691	-	-
Total liabilities	1,117	1,463	65,599	2,910	-	-

Equity (negative reserves)	12,064	(1,196)	(62,753)	1,014	-	-
Equity (negative reserves) attributable to noncontrolling interests	6,715	(60)	(12,111)	304	353	(4,799)

Net income (loss)	443	(3,504)	(9,347)	101	-	-
Net income (loss) attributable to noncontrolling interests	184	(175)	(1,799)	30	(50)	(1,810)

Dividends paid to noncontrolling interests	-	-	-	72	-	72

Accounting policy

Subsidiaries – The Company consolidates all entities over which it has control, that is, when: (i) the Company is exposed or has rights over variable returns from its involvement with the investee; and (ii) has the ability to direct the investee’s significant activities. Subsidiaries are fully consolidated from the date on which control is acquired by the Company. Consolidation is interrupted from the date on which the Company ceases to have control over the investee.

Transactions with noncontrolling interests – Investments held by other investors in Vale’s subsidiaries are classified as noncontrolling interests (“NCI”). The Company treats transactions with noncontrolling interests as transactions with the Company’s shareholders. For purchases or disposals of non-controlling interests, the difference between the consideration paid and the book value of the acquired portion of the subsidiary's net assets is recorded directly in equity under “Acquisitions and disposals of non-controlling interests”.

Loss of control – When the Company ceases to have control, any interest retained in the entity is remeasured at its fair value, with the change in the carrying amount recognized in profit or loss. Amounts previously recognized in other comprehensive income are reclassified to the income statement.

Investments in associates and joint arrangements – Associates are all entities over which the Company has significant influence, but not control, generally through an equity interest of 20% to 50% of the voting rights. If the equity interest in the associate is reduced, but significant influence is retained, only a proportionate portion of the amounts previously recognized in other comprehensive income will be reclassified to profit or loss, when appropriate. Dilution gains and losses, incurred on interests in associates, are recognized in the income statement.

Joint arrangements are all entities over which the Company has shared control with one or more parties. Joint arrangement investments are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor.

The joint operations are recorded in the financial statements to represent the Company’s contractual rights and obligations. Accordingly, the assets, liabilities, income and expenses related to the joint operation are recorded individually in the financial statements.

Interests in joint ventures are accounted for using the equity method, after initially being recognized at cost. The Company investment in joint ventures includes the goodwill identified in the acquisition, net of any impairment loss. The Company interest in the profits or losses of its joint ventures is recognized in the income statement and participation in the changes in reserves is recognized in the Company's reserves. When the Company’s interest in the losses of an associate or joint venture is equal to or greater than the carrying amount of the investment, including any other receivables, the Company does not recognize additional losses, unless it has incurred obligations or made payments on behalf of the joint venture.
46

In addition, the financial information of associates and joint ventures used to account for their impact in these financial statements may differ from the stand-alone financial statements of those entities due to adjustments to Vale's accounting policy and the length of the reporting periods.

Cumulative translation adjustments - IAS 21 defines that exchange differences arising from transactions and balances of foreign operations are recognized in other comprehensive income and accumulated in equity until this operation is fully or partially disposed. “Partial disposal” of an investment can be interpreted as (i) reduction in the percentage of equity interest; or (ii) reduction in the absolute value of the investment through the reduction of the investee's capital, even if the investor’s percentage of ownership interest is not changed. Therefore, there is an accounting policy choice regarding the definition of partial disposal.

Thus, the Company has determined as its accounting policy that a capital reduction in an investment in a foreign operation should be treated under the absolute value approach as described in ii) above. Therefore, the exchange differences recorded in equity are reclassified to the income statement in the same proportion as the reduction in the net investment held in the foreign operation.

Critical accounting estimates and judgments

Judgment is required in some circumstances to determine whether after considering all relevant factors, the Company has either control, joint control or significant influence over an entity. Significant influence includes situations of collective control.

The Company holds the majority of the voting capital in five joint arrangements (Aliança Geração de Energia S.A., Aliança Norte Energia Participações S.A., Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização), but management has concluded that the Company does not have a sufficiently dominant voting interest to have the power to direct the activities of these entities. As a result, these entities are accounted under equity method due to shareholder’s agreements where relevant decisions are shared with other parties.

Vale and Sumitomo Metal Mining Co. Ltd. (“SMM”) own a 44.3% and 15% equity interest in PT Vale Indonesia Tbk (“PTVI”), respectively, for a total of 59.3% interest in PTVI. Vale and SMM have a Shareholders' Agreement ("Block voting agreement"), establishing that SMM will follow Vale's guidelines in decision-making on financial and operational matters relevant to the management of PTVI and, therefore, the Company consolidates PTVI in its financial statements.

16.	Acquisitions and divestitures

Effects on the balance sheet

	December 31, 2022	December 31, 2021
	Total	Coal (Discontinued operation)	Manganese assets	CSI	Other	Total
Assets
Accounts receivable	-	2	59	-	-	61
Inventories	-	933	66	-	-	999
Taxes	-	2,031	95	-	-	2,126
Investments	-	-	-	2,131	-	2,131
Property, plant and equipment	-	-	-	-	35	35
Other assets	-	112	4	-	-	116
	-	3,078	224	2,131	35	5,468
Liabilities
Suppliers and contractors	-	613	54	-	-	667
Other liabilities	-	1,292	19	-	-	1,311
	-	1,905	73	-	-	1,978

47

Effects on the income statement

		Year ended December 31, 2022
		Cumulative translation adjustments			Result of the transaction
	Reference	Other financial items, net	Equity results and other results in associates and joint ventures	Total recycling from OCI	Impairment reversal (impairment) of non-current assets	Equity results and other results in associates and joint ventures
Midwestern System	16(b)	188	-	188	5,620	-
California Steel Industries	16(c)	-	779	779	-	741
Companhia Siderúrgica do Pecém (i)	16(d)	-	-	-	-	(685)
Manganese	16(e)	-	-	-	(56)	-
Other		149	-	149	-	(40)
		337	779	1,116	5,564	16
Discontinued operations (Coal)	16(a)	14,636	-	14,636	(2,867)	-
		14,973	779	15,752	2,697	16

(i) Includes impairment of the investment in the amount of R$553 (US$111 million) and a provision for accounts receivable with CSP in the amount of R$132 (US$24 million).

		Year ended December 31, 2021
		Cumulative translation adjustments			Result of the transaction
	Reference	Other financial items, net	Equity results and other results in associates and joint ventures	Total recycling from OCI	Impairment of non-current assets	Equity results and other results in associates and joint ventures
Midwestern System	16(b)	-	-	-	(540)	-
Vale Nouvelle-Calédonie S.A.S.	16(f)	6,391	-	6,391	(549)	-
Vale Shipping	16(g)	4,284	-	4,284	-	-
Manganese	16(e)	-	-	-	(192)	-
Other		58	-	58	-	(384)
		10,733	-	10,733	(1,281)	(384)
Discontinued operations (Coal)	16(a)	2,134	-	2,134	(17,178)	-
		12,867	-	12,867	(18,459)	(384)

		Year ended December 31, 2020
		Cumulative translation adjustments			Result of the transaction
	Reference	Other financial items, net	Equity results and other results in associates and joint ventures	Total recycling from OCI	Impairment of non-current assets	Equity results and other results in associates and joint ventures
Vale Nouvelle-Calédonie S.A.S.	16(f)	-	-	-	(4,728)	-
VLI	16(h)	-	-	-	-	885
Biopalma	16(i)	-	-	-	(681)	-
Longyu	16(j)	-	598	598	-	-
Manganese	16(e)	-	-	-	(412)	-
Other		-	104	104	-	(53)
		-	702	702	(5,821)	832
Discontinued operations (Coal)	16(a)			-	(4,851)
		-	702	702	(10,672)	832

a)    Discontinued operations (Coal) - The Company has metallurgical and thermal coal mining and processing operations through Vale Moçambique S.A. (“Vale Moçambique”) which was a company controlled by Vale, that had a non-controlling interest held by Mitsui & Co. Ltd. (“Mitsui”). Coal products are transported from the Moatize mine to the maritime terminal by the Nacala Logistics Corridor (“NLC”), which was a joint venture between Vale and Mitsui. The NLC’s main assets are the railways and port concessions located in Mozambique and Malawi.

As part of the sustainable mining strategic agenda, the Company announced in 2021 its intention to divest from coal assets. To achieve this objective, it was necessary to carry out the corporate reorganization through the acquisition of the interests held by Mitsui in these assets, which, upon completion, allowed an agreement with Vulcan Minerals (“Vulcan”), for the sale of all coal assets. Following the signing of the agreement in December 2021, the Company started to treat coal as a discontinued operation. Below is a summary of the main events:

48

Acquisition of non-controlling interest in Vale Moçambique

On June 22, 2021, the Company acquired 15% interest held by Mitsui in Vale Moçambique for an immaterial consideration, which resulted in a loss of R$1,666 (US$331 million) due to the negative reserves of Vale Moçambique at the conclusion of the transaction. This transaction with non-controlling interests was recognized in the equity as “Acquisition and disposal of non-controlling interest”. After the acquisition of the interests previously held by Mitsui, the Company holds 95% of the share capital of Vale Moçambique and the remaining interest is held by the government of Mozambique.

Business combinations – NLC

The Company also concluded the acquisition of NLC’s control on June 22, 2021, through the disbursement of R$12,665 (US$2,517 million) to settle NLC’s loans with third parties (“Project Finance”), satisfying all conditions for acquiring the additional 50% held by Mitsui. Therefore, the Company started consolidating the NLC’s assets and liabilities on its balance sheet.

Following the closing, the Company assessed the fair value of the acquired business, resulting in a loss of R$3,880 (US$771 million) on the fair value of the loans receivable from NLC, presented as “Impairment and disposals of non-current assets, net” in the loss of discontinued operations for the year ended December 31, 2021. The loss recognized was due to the decrease in the long-term price assumption for both metallurgical and thermal coal as well as the reduction in the expected production to reflect the operational challenges to reach the ramp-up of the coal business.

The fair values of identifiable assets acquired, and liabilities assumed as a result of the NLC’s acquisition were as follows:

June 22, 2021
Acquired assets
Cash and cash equivalents	865
Inventory, recoverable tax and other assets	2,128
Intangible	11,166
Property, plant, and equipment	6,858
Assumed liabilities	(795)
Net identifiable assets acquired	20,223
Fair value adjustments (i)	(8,001)
Total identifiable net assets at fair value	12,222

Pre-existing relation (Loans receivable from NLC)	4,322
Loss on pre-existing relation	(3,880)
12,665

Cash consideration	12,665
(-) Balances acquired
Cash and cash equivalents	865
Net cash outflow	11,800

(i) Of this amount, R$2,218 (US$441 million) was allocated to property, plant, and equipment and R$3,978 (US$791 million) was allocated to intangible and the remaining amount was allocated to other assets.

Fair value adjustments

Following the decision to divest from the coal segment, the Company initiated interactions with potential interested parties in acquiring these assets, and the negotiations that were underway at the time, resulted in the decision to provision in full the book value of these assets, mainly due to the difficulties to prove the expected productivity levels of metallurgical coal and thermal coal, due to the delays that occurred to implement the mining plan and the strategy for the plant to reach the ramp-up of the asset. The Company recorded the impact of R$13,298 (US$2,511 million) in the net income from discontinued operations for the year ended December 31, 2021, presented as “Impairment and disposal of non-current assets”.

Binding agreement with Vulcan Minerals (“Vulcan”)

In December 2021, the Company entered into a binding agreement with Vulcan Resources (formerly Vulcan Minerals - “Vulcan”) for the sale of these assets. Under the sale agreement Vulcan has committed to pay the gross amount of R$1,285 (US$270 million), in addition of a 10-year royalty agreement subject to certain mine production and coal price conditions and so, due to the nature and uncertainties related to the measurement of these royalties, gains will be recognized as incurred. Up to this date, the Company has not recognized any gain in relation to these royalties.

49

In April 2022, the transaction was completed and the Company recorded a net income from discontinued operations of R$9,818 (US$2,060 million) for the year ended December 31, 2022, which is mainly driven by the reclassification of the cumulative translation adjustments of R$14,636 (US$3,072 million), from the equity to the income statement, which was partially offset by the derecognition of noncontrolling interest of R$2.783 (US$585 million) due to the deconsolidation of the coal assets. Additionally, until the closing of the transaction, the Company recorded losses of R$2,867 (US$589 million) due to the impairment of assets acquired in the period and working capital adjustments. These effects are presented below:

Net income and cash flows from discontinued operations

	Year ended December 31,
	2022	2021	2020
Net income from discontinued operations
Net operating revenue	2,308	5,877	2,431
Cost of goods sold and services rendered	(1,370)	(7,504)	(7,619)
Operating expenses	(64)	(180)	(224)
Impairment and disposals of non-current assets, net	(2,867)	(17,178)	(4,851)
Operating loss	(1,993)	(18,985)	(10,263)
Cumulative translation adjustments (i)	14,636	2,134	-
Other financial results, net	(33)	175	12
Derecognition of noncontrolling interest	(2,783)	-	-
Equity results in associates and joint ventures	-	(144)	(226)
Net income (loss) before income taxes	9,827	(16,820)	(10,477)
Income taxes	(9)	4,336	1,602
Net income (loss) from discontinued operations	9,818	(12,484)	(8,875)
Loss attributable to noncontrolling interests	-	(476)	(1,799)
Net income (loss) attributable to Vale's shareholders	9,818	(12,008)	(7,076)

(i) In 2021, the Company assessed that its Australian subsidiaries (part of the coal business), which were no longer operational, were considered "abandoned" under IAS 21/CPC 02 and, therefore, the Company recognized a gain related to the cumulative translation adjustments in the amount of R$2,134 (US$424 million), which was reclassified to the net income as “Other financial items, net”.

	Consolidated
	Year ended December 31,
	2022	2021	2020
Cash flow from discontinued operations
Operating activities
Net income (loss) before income taxes	9,827	(16,820)	(10,477)
Adjustments:
Equity results in associates and joint ventures	-	144	226
Depreciation, amortization and depletion	-	359	82
Impairment and disposals of non-current assets, net	2,867	17,178	4,851
Derecognition of noncontrolling interest	2,783	-	-
Financial results, net	(14,603)	(2,309)	(12)
Decrease in assets and liabilities	(661)	(284)	(132)
Net cash generated (used) by operating activities	213	(1,732)	(5,462)

Investing activities
Additions to property, plant and equipment	(201)	(1,056)	(1,007)
Acquisition of NLC, net of cash	-	(11,800)	-
Disposal of coal, net of cash	(333)	-	-
Other		380	338
Net cash used in investing activities	(534)	(12,476)	(669)

Financing activities
Payments	(54)	(72)	(78)
Net cash used in financing activities	(54)	(72)	(78)
Net cash used by discontinued operations	(375)	(14,280)	(6,209)

b)    Midwestern System – In April 2022, the Company entered into an agreement with J&F Mineração (“J&F”) for the sale of Vale’s iron ore, manganese and logistics assets in the Centro-Oeste System, through equity interests in Mineração Corumbaense Reunida S.A., Mineração Mato Grosso S.A., International Iron Company, Inc. and Transbarge Navegación S.A.

50

The carrying amount of those assets were fully impaired in past years and the Company had a liability related to take-or-pay logistics contracts that were deemed onerous contracts under the Company’s business model for the Midwestern System.

However, these offers received during the sale process of the assets represented an objective evidence of impairment reversal and the remeasurement of the existing provision, which led to a gain of R$5,620 (US$1,121 million) recorded as “Impairment reversal (impairment and disposals) of non-current assets, net”, of which R$1,121 (US$214 million) relates to the property, plant and equipment and R$4,554 (US$916 million) is due to the onerous contract liability, partially offset by losses in working capital adjustments at the closing of the transaction in the amount of R$55 (US$9 million).

In July 2022, the Company completed the transaction and received R$745 (US$140 million). With the disposal of the investment, the Company recorded a gain of R$188 (US$37 million) related to the reclassification of the cumulative translation adjustments from the equity to the income statement, recorded in “Other financial items, net”.

c)    California Steel Industries (“CSI”) - In December 2021, the Company entered into a binding agreement with Nucor Corporation (“Nucor”) for the sale of its 50% interest in CSI for R$2,269 (US$437 million). In February 2022, the Company concluded the sale and recorded a gain of R$1,520 (US$292 million), as “Equity results and other results in associates and joint ventures”, of which R$741 (US$142 million) relates to a gain from the sale and R$779 (US$150 million) is due to the reclassification of the cumulative translation adjustments from the equity to the income statement.

d)    Sale of Companhia Siderúrgica do Pecém (“CSP”) - In July 2022, the Company and the other shareholders of CSP signed a binding agreement with ArcelorMittal Brasil S.A. (“ArcelorMittal”) for the sale of CSP for approximately R$11,500 (US$2,200 million). The completion of the transaction will be used in full on the prepayment of CSP’s outstanding net debt of approximately R$11,500 (US$2,200 million), as the Company has already recognized an impairment loss of R$685 (US$135 million) for the year ended December 31, 2022. The Company does not expect any material impact at closing, which is expected to occur in the first quarter 2023, subject to customary regulatory approvals.

e)    Manganese

Operations in Minas Gerais - In January 2022, the Company completed the sale of its ferroalloys operations in Barbacena and Ouro Preto and its manganese mining operations at Morro da Mina, in the state of Minas Gerais, to VDL Group (“VDL”) for a total consideration of R$210 (US$40 million). As the Company had already adjusted the net assets to the fair value less cost of disposal, the closing did not result in an additional impact on the income statement for 2022 (2021: impairment of R$143 (US$25 million)).

Operations in Bahia - In 2020, the Company decided to shut down the Simões Filho operation, located in the State of Bahia, the plant was part of Vale Manganês business and produced manganese ferroalloys. In 2022, the Company signed a binding agreement with Minas Ligas for a partial sale of the assets of this plant for R$60 (US$11 million), which resulted in an impairment loss of R$56 (US$10 million) for the year ended December 31, 2022 (2021: R$49 (US$10 million) and 2020: R$412 (US$76 million)).

f)     Vale Nouvelle-Calédonie S.A.S. (“VNC”) - In December 2020, the Company signed a binding put option agreement to sell its interest in VNC for an immaterial consideration to Prony Resources consortium. With the final agreement signed in March 2021, the Company recorded a loss in the amount of R$549 (US$98 million), presented as “Impairment reversal (impairment and disposals) of non-current assets, net” in the income statement for the year ended December 31, 2021. The Company also recorded a gain of R$6,391 (US$1,132 million) due to the cumulative translation adjustments reclassification from the equity to the income statement as “Other financial items, net

g)    Vale Shipping Holding Pte. Ltd (“VSH”) - In October 2021, the Company approved the liquidation of VSH, its wholly-owned subsidiary that owned and operated the Company's vessels. In November 2021, VSH made a repayment of capital to VISA and, as a result, the Company recognized a gain of R$4,284 (US$771 million), presented as “Other financial items, net” arising from the reclassification of cumulative translation adjustments that was recorded in the Company’s equity to the income statement.

h)    Option exercised in VLI shares - In December 2020, BNDES Participações S.A. (“BNDESPar”), fully exercised its option contained in the Call Option Contract for shares issued by VLI S.A. (“VLI”). In this contract, BNDESPar was granted call options on VLI shares held by Vale of up to 8% of VLI's share capital. With the exercise of this option, Vale received R$1,223 (US$241 million) and now holds 29.6% of VLI's total shares. This transaction resulted in a gain of R$885 (US$172 million), recognized in the income statement as “Equity results and other results in associates and joint ventures” for the year ended December 31, 2020.

i)     Biopalma da Amazônia S.A. Reflorestamento Indústria e Comércio (“Biopalma”) - In November 2020, the Company concluded the sale of Biopalma to Brasil Bio Fuels S.A. As a result of this transaction, a loss of R$681 (US$125 million) was recognized in the income statement as “Impairment reversal (impairment and disposals) of non-current assets, net” for the year ended December 31, 2020.

51

j)     Henan Longyu Energy Resources Co., Ltd (“Longyu”) - In December 2019, the Company entered into an agreement to sell its 25% interest in Longyu, a company that operates two coal mines in China, for a total cash consideration of R$843 (US$156 million). In 2020, the precedent conditions of the agreement were met, and the Company recognized a gain of R$598 (US$116 million), recorded as “Equity results and other results in associates and joint ventures” due to the reclassification of cumulative translation adjustments to the Company’s equity.

k)    Divestment agreement in compliance with PT Vale Indonesia Tbk (“PTVI”) - Contract of Work - PTVI, a public company in Indonesia, has an agreement in place with the government of the Republic of Indonesia to operate its mining licenses, expiring in December 2025. According to the agreement, PTVI must meet certain requirements to extend the period of the mining licenses beyond 2025, including the commitment to have Indonesian participants in its shareholding structure.

Following this commitment, in June 2020, the Company signed together with Sumitomo Metal Mining Co., Ltd. (“SMM”), an agreement for the sale of 20% (14.9% from Vale and 5.1% from SMM) of their aggregate stake in PTVI to PT Indonesia Asahan Aluminium (“PT Inalum”), an Indonesia state-owned enterprise. In October 2020, the Company concluded the transaction and received a cash consideration of R$1.560 (US$278 million). This transaction with non-controlling interests resulted in a loss of R$1,012 (US$179 million), which was recognized in equity for the year ended December 31,2020.

At the closing of the transaction, Vale and SMM which have a stake of 44.3% and 15%, respectively, totaling a 59.3% interest in PTVI, signed a block voting agreement, in which SMM is required to follow Vale’s vote on relevant operational and financial decisions concerning PTVI. Therefore, the Company continues consolidating PTVI in its financial statements.

l)     The Mosaic Company (“Mosaic”) - The Company held 34.2 million common shares of Mosaic, the financial instrument was measured at fair value through other comprehensive income. Thus, changes in the fair value of this investment were accumulated in the Company's equity. In November 2021, the Company sold the entire investment of Mosaic shares for the total amount of R$6.919 (US$1,259 million) and the amount R$2,911 (US$522 million) was reclassified from other reserves to retained earnings reserve and, therefore, did not result in an impact on the income statement for the year ended December 31, 2021.

m)  Minerações Brasileiras Reunidas S.A. (“MBR”) – Until December 2019, the Company held 98.3% of MBR’s share capital. In 2020, the Company purchased the remaining interest in MBR for a net consideration of R$579 (US$107 million), therefore, the Company holds 100% of MBR’s share capital as at December 31, 2022.

n) Vale Oman Pelletizing Company LLC (“VOPC”) – In February 2023 (subsequent event), OQ Group exercised a call option to sell its 30% noncontrolling interest held in VOPC. Upon closing of the transaction, which is expected to take place in the second quarter of 2023, Vale will acquire the remaining interest for approximately R$680 (US$130 million). This transaction should not result in a material impact, which will be recognized in the equity as “Acquisition and disposal of non-controlling interest”. With the acquisition, Vale will hold 100% of VOPC's share capital.

Accounting policy

Business combinations - The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises (i) fair values of the assets transferred; (ii) liabilities assumed of the acquired business; (iii) equity interests issued to the Company; (iv) fair value of any asset or liability resulting from a contingent consideration arrangement, and (v) fair value of any pre-existing equity interest in the subsidiary.

Identifiable assets acquired, and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The Company recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets.

Discontinued operations - The classification as a discontinued operation occurs through disposal, or when the operation meets the criteria to be classified as held for sale if this occurs earlier. A discontinued operation is a component of a Company business comprising cash flows and operations that may be clearly distinct from the rest of the Company and that represents an important separate line of business or geographical area of operations.

The result of discontinued operations is presented in a single amount in the income statement, including the results after income tax of these operations less any impairment loss. Cash flows attributable to operating, investing and financing activities of discontinued operations are disclosed in a separate note.

When an operation is classified as a discontinued operation, the income statements of the prior periods are restated as if the operation had been discontinued since the beginning of the comparative period.

52

Any noncontrolling interest relating to a group disposal held for sale is presented in the equity and is not reclassified in the statement of financial position.

53

17.	Intangibles

		Consolidated
	Notes	Goodwill	Concessions	Software	Research and development project	Total
Balance at December 31, 2020		17,141	28,015	396	2,757	48,309
Additions		-	2,442	257	-	2,699
Disposals		-	(40)	-	(3)	(43)
Amortization		-	(1,288)	(189)	-	(1,477)
Acquisition of NLC	16(a)	-	7,188	-	-	7,188
Impairment of discontinued operations	16(a)	-	(7,510)	-	-	(7,510)
Translation adjustment		764	342	15	-	1,121
Balance at December 31, 2021		17,905	29,149	479	2,754	50,287
Cost		17,905	35,338	2,882	2,754	58,879
Accumulated amortization		-	(6,189)	(2,403)	-	(8,592)
Balance at December 31, 2021		17,905	29,149	479	2,754	50,287
Additions		-	5,670	201	-	5,871
Disposals		-	(69)	-	-	(69)
Amortization		-	(1,180)	(221)	-	(1,401)
Translation adjustment		(1,262)	-	(5)	-	(1,267)
Balance at December 31, 2022		16,643	33,570	454	2,754	53,421
Cost		16,643	40,739	2,945	2,754	63,081
Accumulated amortization		-	(7,169)	(2,491)	-	(9,660)
Balance at December 31, 2022		16,643	33,570	454	2,754	53,421

	Parent Company
	Concessions	Software	Research and development project	Total
Balance at December 31, 2020	28,015	228	-	28,243
Additions	2,355	147	-	2,502
Disposals	(59)	-	-	(59)
Amortization	(1,162)	(84)	-	(1,246)
Balance at December 31, 2021	29,149	291	-	29,440
Cost	35,338	1,471	-	36,809
Accumulated amortization	(6,189)	(1,180)	-	(7,369)
Balance at December 31, 2021	29,149	291	-	29,440
Additions	5,670	149	-	5,819
Disposals	(69)	-	-	(69)
Amortization	(1,180)	(124)	-	(1,304)
Merger of New Steel	-	-	2,754	2,754
Balance at December 31, 2022	33,570	316	2,754	36,640
Cost	40,739	1,619	2,754	45,112
Accumulated amortization	(7,169)	(1,303)	-	(8,472)
Balance at December 31, 2022	33,570	316	2,754	36,640

a)	Concessions – Includes the EFC and EFVM operating concession agreements (note 14a).

b) Goodwill – Includes the goodwill derived from acquisition of iron ore and nickel businesses and the goodwill from the incorporation of Valepar into Vale in 2017. This goodwill was recognized on the acquisition of Vale controlling interest by Valepar, based on the expected future returns of the ferrous segment. The Company has not recognized the deferred taxes over the goodwill, since there are no differences between the tax basis and accounting basis. Annually, the Company assesses the impairment of this asset, or more frequently when an indication of impairment is identified (note 19).

c) Research and development project - Refers to in-process research and development projects and patents identified in the business combination of New Steel Global N.V. acquired in 2019. The intangible assets of research and development are not subject to amortization until the operational phase is reached. Thus, the Company annually assesses the impairment of this asset, or more frequently when an indication of impairment is identified (note 19).

Accounting policy

Intangibles are carried at acquisition cost, net of accumulated amortization and impairment charges.

54

The estimated useful lives are as follows:

Useful life
Railway concessions	5 to 37 years
Research and development project	19 years
Software	5 years

18.	Property, plant, and equipment

		Consolidated
	Notes	Building and land	Facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Other	Constructions in progress	Total
Balance at December 31, 2020		44,646	39,448	25,637	41,853	13,108	8,121	12,968	28,055	213,836
Additions (i)		-	-	-	-	-	1,014	-	28,768	29,782
Disposals		(77)	(171)	(367)	(11)	(49)	-	(26)	(343)	(1,044)
Assets retirement obligation		-	-	-	318	-	-	-	-	318
Depreciation, depletion and amortization		(2,355)	(2,562)	(3,587)	(2,445)	(890)	(938)	(1,435)	-	(14,212)
Acquisition of NLC	16(a)	1,185	663	515	-	1,640	167	10	460	4,640
Impairment	19	(61)	(37)	(66)	(119)	-	(75)	(33)	(336)	(727)
Impairment of discontinued operations (ii)	16(a)	(1,221)	(604)	(451)	-	(1,673)	(172)	(20)	(1,647)	(5,788)
Transfers to assets held for sale	16	(10)	(2)	(8)	-	-	-	(1)	(14)	(35)
Translation adjustment		1,036	591	1,201	2,215	59	462	389	1,272	7,225
Transfers		2,265	3,031	3,589	1,395	829	-	2,012	(13,121)	-
Balance at December 31, 2021		45,408	40,357	26,463	43,206	13,024	8,579	13,864	43,094	233,995
Cost		83,358	64,508	60,099	95,072	20,741	11,240	30,526	43,094	408,638
Accumulated depreciation		(37,950)	(24,151)	(33,636)	(51,866)	(7,717)	(2,661)	(16,662)	-	(174,643)
Balance at December 31, 2021		45,408	40,357	26,463	43,206	13,024	8,579	13,864	43,094	233,995
Additions (i)		-	-	-	-	-	408	-	28,248	28,656
Disposals		(117)	(123)	(97)	(18)	(38)	-	(9)	(756)	(1,158)
Assets retirement obligation		-	-	-	(2,694)	-	-	-	-	(2,694)
Depreciation, depletion and amortization		(2,107)	(2,466)	(3,616)	(2,239)	(822)	(951)	(1,553)	-	(13,754)
Impairment	19	295	177	339	203	-	-	107	-	1,121
Transfers to assets held for sale	16	(295)	(177)	(339)	(203)	-	-	(107)	-	(1,121)
Translation adjustment		(1,333)	(859)	(1,153)	(3,696)	(31)	(444)	(650)	(2,407)	(10,573)
Transfers		4,654	5,052	4,409	2,550	779	-	2,080	(19,524)	-
Balance at December 31, 2022		46,505	41,961	26,006	37,109	12,912	7,592	13,732	48,655	234,472
Cost		83,623	66,885	60,772	85,599	21,385	11,060	30,778	48,655	408,757
Accumulated depreciation		(37,118)	(24,924)	(34,766)	(48,490)	(8,473)	(3,468)	(17,046)	-	(174,285)
Balance at December 31, 2022		46,505	41,961	26,006	37,109	12,912	7,592	13,732	48,655	234,472

(i) The additions are mainly related to the expansion of the Voisey’s Bay mine and the Salobo III project, Sol do Cerrado (solar energy plant) and the execution of the Capanema project. It also includes capitalized interest.

(ii) The Company recognized an impairment loss of R$4,655 (US$882 million) related to NLC assets for the year ended December 31, 2021.

		Parent Company
	Notes	Building and land	Facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Other	Constructions in progress	Total
Balance at December 31, 2020		28,299	30,567	10,232	9,016	12,713	2,115	7,065	11,331	111,338
Additions (i)		-	-	-	-	-	769	-	17,874	18,643
Disposals		(16)	(52)	(38)	-	(52)	(1,025)	(18)	(296)	(1,497)
Assets retirement obligation		-	-	-	(200)	-	-	-	-	(200)
Depreciation, depletion and amortization		(1,365)	(1,665)	(1,568)	(696)	(791)	(200)	(1,099)	-	(7,384)
Merger of subsidiaries	15	434	293	277	641	25	-	104	1,320	3,094
Transfers held for sale	16	(10)	(2)	(8)	-	-	-	(1)	(14)	(35)
Transfers		1,893	2,317	2,293	475	758	-	1,492	(9,228)	-
Balance at December 31, 2021		29,235	31,458	11,188	9,236	12,653	1,659	7,543	20,987	123,959
Cost		41,567	45,178	22,866	13,318	19,920	2,517	17,003	20,987	183,356
Accumulated depreciation		(12,332)	(13,720)	(11,678)	(4,082)	(7,267)	(858)	(9,460)	-	(59,397)
Balance at December 31, 2021		29,235	31,458	11,188	9,236	12,653	1,659	7,543	20,987	123,959
Additions		-	-	-	-	-	241	-	18,856	19,097
Disposals		(83)	(54)	(56)	(13)	(39)	(9)	(8)	(631)	(893)
Assets retirement obligation		-	-	-	1,718	-	-	-	-	1,718
Depreciation, depletion and amortization		(1,206)	(1,703)	(1,636)	(651)	(780)	(374)	(1,257)	-	(7,607)
Merger of subsidiaries	15	11	2	11	-	-	-	7	17	48
Transfers		2,052	3,714	2,357	(27)	749	(3)	1,890	(10,732)	-
Balance at December 31, 2022		30,009	33,417	11,864	10,263	12,583	1,514	8,175	28,497	136,322
Cost		43,524	48,819	24,856	14,996	20,595	2,753	18,481	28,497	202,521
Accumulated depreciation		(13,515)	(15,402)	(12,992)	(4,733)	(8,012)	(1,239)	(10,306)	-	(66,199)
Balance at December 31, 2022		30,009	33,417	11,864	10,263	12,583	1,514	8,175	28,497	136,322

55

Right-of-use assets (leases)

	December 31, 2021	Additions and contract modifications	Depreciation	Translation adjustment	December 31, 2022
Ports	3,797	121	(281)	(213)	3,424
Vessels	2,744	(2)	(222)	(156)	2,364
Pelletizing plants	1,203	102	(241)	-	1,064
Properties	468	121	(138)	5	456
Energy plants	271	-	(34)	(31)	206
Mining equipment and locomotives	96	66	(35)	(49)	78
Total	8,579	408	(951)	(444)	7,592

Lease liabilities are presented in note 23.

Accounting policy

Property, plant, and equipment are recorded at the cost of acquisition or construction, net of accumulated depreciation and impairment charges.

Mineral properties developed internally are determined by (i) direct and indirect costs attributed to build the mining facilities, (ii) financial charges incurred during the construction period, (iii) depreciation of other fixed assets used during construction, (iv) estimated decommissioning and site restoration expenses, and (v) other capitalized expenditures during the development phase (phase when the project demonstrates its economic benefit to the Company, and the Company has ability and intention to complete the project).

The depletion of mineral properties is determined based on the ratio between production and total proven and probable mineral reserves.

Property, plant and equipment, other than mineral properties are depreciated using the straight-line method based on the estimated useful lives, from the date on which the assets become available for their intended use and are capitalized, except for land which is not depreciated.

The estimated useful lives are as follows:

Useful life
Buildings	3 to 50 years
Facilities	3 to 50 years
Equipment	3 to 40 years
Locomotives	12 to 25 years
Wagons	30 to 45 years
Railway equipment	5 to 37 years
Vessels	20 to 25 years
Other	2 to 50 years

The residual values and useful lives of assets are reviewed at the end of each reporting period and adjusted if necessary.

Expenditures and stripping costs

(i) Exploration and evaluation expenditures - Expenditures on mining research are accounted for as operating expenses until the effective proof of economic feasibility and commercial viability of a given field can be demonstrated. From then on, the expenditures incurred are capitalized as mineral properties.

56

(ii) Expenditures on feasibility studies, new technologies and others research - The Company also conducts feasibility studies for many businesses which it operates including researching new technologies to optimize the mining process. After these costs are proven to generate future benefits to the Company, the expenditures incurred are capitalized.

(iii) Maintenance costs - Significant industrial maintenance costs, including spare parts, assembly services, and others, are recorded in property, plant and equipment and depreciated through the next programmed maintenance overhaul.

(iv) Stripping Costs - The cost associated with the removal of overburden and other waste materials (“stripping costs”) incurred during the development of mines, before production takes place, are capitalized as part of the depreciable cost of the mineral properties. These costs are subsequently amortized over the useful life of the mine.

Post-production stripping costs are included in the cost of inventory, except when a new project is developed to permit access to a significant ore deposit. In such cases, the cost is capitalized as a non-current asset and is amortized during the extraction of the ore deposits, over the useful life of the ore deposits.

Leases - The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the lease term or the end of the useful life of the right-of-use asset.

The Company does not recognize right-of-use assets and liabilities for leases with less than 12 months of lease term and/or leases of low-value assets. The payments associated to these leases are recognized as an expense on a straight-line basis over the lease term.

The lease liability is initially measured at the present value of the lease payments, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise: (i) fixed payments, including in-substance fixed payments; (ii) variable lease payments that depend on an index or a rate; and (iii) the exercise price under a purchase option or renewal option that are under the Company’s control and is reasonably certain to be exercised.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate. When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Critical accounting estimates and judgments

Mineral reserves - The estimates of proven and probable reserves are regularly evaluated and updated. These reserves are determined using generally accepted geological estimates. The calculation of reserves requires the Company to make assumptions about expected future conditions that are uncertain, including future ore prices, exchange rates, inflation rates, mining technology, availability of permits and production costs. Changes in assumptions could have a significant impact on the proven and probable reserves of the Company.

The estimated volume of mineral reserves is used as basis for the calculation of depletion of the mineral properties, and also for the estimated useful life which is a major factor to quantify the provision for asset retirement obligation, environmental recovery of mines and impairment of long lived asset. Any changes to the estimates of the volume of mine reserves and the useful lives of assets may have a significant impact on the depreciation, depletion and amortization charges and assessments of impairment.

19.	Impairment reversal (impairment and disposals) of non-current assets

The impairment reversal (impairment loss) recognized are presented below:

	Notes	2022	2021	2020
Midwestern System	16(b)	1,066	(440)	-
Manganese	16(e)	(56)	(192)	(412)
Vale Nouvelle-Calédonie S.A.S. ("VNC")	16(f)	-	(549)	(4,728)
Biopalma	16(i)	-	-	(681)
Impairment reversal (impairment) of non-current assets		1,010	(1,181)	(5,821)

Onerous contracts - Midwestern System	16(b)	4,554	(100)	-
Result of disposals of non-current assets		(1,731)	(1,071)	(1,147)
Result of disposals of non-current assets and other results		2,823	(1,171)	(1,147)
Impairment reversal (impairment and disposals) of non-current assets		3,833	(2,352)	(6,968)

57

The Company tested for impairment the cash generating units (“CGU”) for which a triggering event was identified and for goodwill. The recoverable amount of each CGU under the Company’s impairment test was assessed using the fair value less costs of disposal model (“FVLCD”), through discounted cash flow techniques, which is classified as “level 3” in the fair value hierarchy, taking into consideration offers and purchase agreements, if applicable.

The cash flows were discounted by using a post-tax discount rate expressed in real terms, which represents an estimate of the rate that a market participant would apply having regard to the time value of money and the asset’s specific risk. The Company used its weighted average cost of capital (“WACC”) as a starting point for determining the discount rates, with appropriate adjustments for the risk profile of the countries in which the individual CGU operate.

Climate change

As outlined in note 2, the potential financial impacts on the Company of climate change and the transition to a low carbon economy have been considered in the assessment of the Company’s critical accounting estimates, which includes indicators of impairment, such as: (i) demand for the Company’s commodities decreasing, due to policy, regulatory (including carbon pricing mechanisms), legal, technological, market or societal responses to climate change; and (ii) physical impacts related to risks resulting from increased frequency or severity of extreme weather events, and those related to chronic risks resulting from longer-term changes in climate patterns.

a) Impairment recorded on the sale of investments

In the past few years, the Company has divested non-strategic assets, as detailed in note 16 to these financial statements. These transactions resulted in material impacts on Vale's results, which were recorded under "Impairment reversal (impairment and disposals) of non-current assets, net", as summarized below:

•	Midwestern system (note 16b) – As a result of the agreement for the sale of these assets to J&F, the Company recorded a gain in the amount of R$5,620 (US$1,121 million) due to the reversal of the impairment of property, plant and equipment, of which R$1,121 (US$214 million) relates to the property, plant and equipment, and R$4,559 (US$916 million) is due to the onerous contract, partially offset by losses of R$55 (US$9 million) due to working capital adjustments at the closing of the transaction.

•	Manganese (note 16e) –The Company has entered into agreements to sell its manganese assets, resulting in an impairment loss of R$56 (US$10 million) for the year ended December 31, 2022 (2021: R$192 (US$35 million) and 2020 R$412 (US$76 million)).

•	VNC (note 16f) –As a result of the sale of this asset to Prony Resources, the Company recognized an impairment loss of R$549 (US$98 million) for the year ended December 31, 2021 (2020: R$4,728 (US$882 million)).

•	Biopalma (note 16i)- In November 2020, the Company concluded the sale of this asset to Brasil Bio Fuels, resulting in an impairment loss of R$681 (US$125 million) for the year ended December 31, 2020.

b) Impairment test for the goodwill and other intangibles (note 17)

Goodwill allocated to iron ore and pellet operations

	2022	2021
Carrying amount	R$7,133 (US$1,367 million)	R$7,133 (US$1,278 million)
Impairment testing results	The recoverable amount of the operating segments is higher than the carrying amount and, therefore, there is no impairment to be recognized.	The recoverable amount of the operating segments is higher than the carrying amount and, therefore, there is no impairment to be recognized.
Measurement of recoverable value	FVLCD	FVLCD
Discount rate	6.4%	4.4%
Period of cash flow projections	2052	2051
Range of iron ore forecasted prices	US$/t 75 - 95	US$/t 80 - 90
Sensitivity of key assumptions	A 29% reduction in the long-term prices of all commodities or a 51% reduction in reserves would, alone, result in estimated recoverable amount equal to the carrying value of this CGU.	A 29% reduction in the long-term prices of all commodities or a 52% reduction in reserves would, alone, result in estimated recoverable amount equal to the carrying value of this CGU

58

Goodwill allocated to nickel operations

	2022	2021
Carrying amount	R$9,510 (US$1,822 million)	R$10,772 (US$1,930 million)
Impairment testing results	The recoverable amount of the operating segments is higher than the carrying amount and, therefore, there is no impairment to be recognized.	The recoverable amount of the operating segments is higher than the carrying amount and, therefore, there is no impairment to be recognized.
Measurement of recoverable value	FVLCD	FVLCD
Discount rate	4.5% - 5.3%	3.2% - 3.8%
Period of cash flow projections	2045	2045
Range of nickel forecasted prices	US$/t 21,000 – 24,000	US$/t 17,000 – 19,000
Sensitivity of key assumptions	A 23.7% reduction in the long-term prices of all commodities or an 8.4% reduction in volumes would, alone, result in estimated recoverable amount equal to the carrying value of this CGU.	A 27.9% reduction in the long-term prices of all commodities or an 10.1% reduction in volumes would, alone, result in estimated recoverable amount equal to the carrying value of this CGU.

Other intangibles - Research and development project

	2022	2021
Carrying amount	R$2,754 (US$528 million)	R$2,757 (US$494 million)
Impairment testing results	The recoverable amount of the operating segments is higher than the carrying amount and, therefore, there is no impairment to be recognised.	The recoverable amount of the operating segments is higher than the carrying amount and, therefore, there is no impairment to be recognised.
Measurement of recoverable value	FVLCD	FVLCD
Discount rate	6.4%	4.4%
Period of cash flow projections	2052	2051
Sensitivity of key assumptions	A 77% reduction in in processing and beneficiating iron ore volumes would, alone, result in estimated recoverable amount equal to the carrying value of this CGU.	A 80% reduction in processing and beneficiating iron ore volumes would, alone, result in estimated recoverable amount equal to the carrying value of this CGU.

Accounting policy

Impairment of non-financial assets - Non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount might not be recoverable. An impairment loss is recognized for the amount by which the asset´s carrying value exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal (“FVLCD”) and value in use (“VIU”).

FVLCD is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset from a market participant’s perspective, including any expansion prospects. VIU model is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form. Value in use is determined by applying assumptions specific to the Company’s continued use and cannot take into account future development. These assumptions are different to those used in calculating fair value and consequently the VIU calculation is likely to give a different result to a FVLCD calculation.

Assets that have an indefinite useful life and are not subject to amortization, such as goodwill, are tested annually for impairment.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGU). Goodwill is allocated to Cash Generating Units or Cash Generating Units groups that are expected to benefit from the business combinations in which the goodwill arose and are identified in accordance with the operating segment.

Non-current assets (excluding goodwill) in which the Company recognized impairment in the past are reviewed whenever events or changes in circumstances indicate that the impairment may no longer be applicable. In such cases, an impairment reversal will be recognized.

Onerous Contracts - For certain long-term contracts, a provision is recognized when the present value of the unavoidable cost to meet the Company’s obligation exceeds the economic benefits that could be received from those contracts.

59

Critical accounting estimates and judgments

Significant judgements, estimates and assumptions are required to determine whether an impairment trigger has occurred and to prepare the Company’s cash flows. Management uses the budgets approved as a starting point and key assumptions are, but not limited to: (i) mineral reserves and mineral resources measured by internal experts; (ii) costs and investments based on the best estimate of projects as supported by past performance; (iii) sale prices consistent with projections available in reports published by industry considering the market price when appropriate; (iv) the useful life of each cash-generating unit (ratio between production and mineral reserves); and (v) discount rates that reflect specific risks relating to the relevant assets in each cash-generating unit.

These assumptions are susceptible to risks and uncertainties and may change the Company’s projection and, therefore, may affect the recoverable value of assets.

20.	Financial and capital risk management

The Company is exposed to several financial and capital risk factors that may impact its performance and equity position. The evaluation of the exposure to financial and capital risks is performed periodically to support decision making process regarding the risk management strategy.

The Company's policy aims at establishing a capital structure that will ensure the continuity of our business in the long term. Within this perspective, the Company has been able to deliver value to shareholders through dividend payments and capital gain, and at the same time maintain a debt profile suitable for its activities, with an amortization well distributed over the years, thus avoiding a concentration in one specific period.

The Board of Directors establishes and supervises the management of financial risks with the support of the Capital Allocation and Project Advisory Committee, which ensures that Company's financial activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Company's policies and objectives.

The Company has developed its strategy through an integrated view of the risks to which it is exposed, considering not only the risk, generated by variables traded in the financial market (market risk) and the liquidity risk, but also the risk arising from obligations assumed by third parties to the Company (credit risk), among others.

The Company uses derivative financial instruments to protect its exposure to these market risks arising from operating, financing, and investment activities. The financial instruments portfolio is reassessed monthly, allowing the monitoring of financial results and their impact on cash flow. The Company applies hedge accounting to its net investment in foreign operation and nickel and palladium revenue programs.

The Company does not have any derivatives increasing financial leverage beyond the nominal amount of its contracts. The Company contracts derivatives primarily for mitigation of market risks.

Risks	Origin of the exposure	Management
Market Risk - Exchange Rate	Financial instruments and other financial liabilities that are not denominated in US$	Swap and forward operations
Market risk - Interest rate	Loans and financing indexed to different interest rates including, but not limited to, LIBOR and CDI	Swap operations
Market risk - Product and input prices	Volatility of commodity and input prices	Forward operations and option contracts
Credit Risk	Receivables, derivative transactions, guarantees, advances to suppliers and financial investments	Portfolio diversification and policies for monitoring counterparty solvency and liquidity indicators
Liquidity risk	Contractual or assumed obligations	Availability of revolving credit lines

a) Method and techniques for valuation of derivatives

The risk of the derivatives instruments is measured using the delta-Normal parametric approach and considers that the future distribution of the risk factors and its correlations tends to present the same statistic properties verified in the historical data. The value at risk estimate considers a 95% confidence level for a one-business daytime horizon.

60

The derivative financial instruments were evaluated using the curves and market prices that impact each instrument on the calculation dates. For the pricing options, the Company generally uses the Black & Scholes model. In this model, the fair value of the derivative is obtained as a function of the volatility and price of the underlying asset, the exercise price of the option, the risk-free interest rate and the term to maturity of the option. In the case of options where the result is a function of the average price of the underlying asset in a certain period of the option’s life, known as Asian options, the Company uses the Turnbull & Wakeman model. In this model, in addition to the factors that influence the option price in the Black & Scholes model, the average price formation period is considered.

In the case of swaps, both the present value of the paying and receiving amounts are estimated by discounting the cash flows by the interest rates in the corresponding currencies. The fair value is obtained by the difference between the present value of the paying and receiving amounts of the swap in the reference currency. In the case of swaps linked to Brazilian long-term interest rate (“TJLP”), the fair value calculation considers the current TJLP, i.e., projections of future cash flows in reais are made considering the last TJLP disclosed.

Forward and future contracts are priced using the futures curves of the respective underlying assets. These curves are usually obtained from the exchanges where these assets are traded, such as the London Metals Exchange (“LME”), the Commodities Exchange (“COMEX”) or other market price providers. When there is no price for the desired maturity, the Company uses interpolations between the available maturities.

a.i) Effects of derivatives on the balance sheet

		Consolidated
		December 31, 2022		December 31, 2021
	Reference	Assets	Liabilities	Assets	Liabilities
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	20(b.i)	59	752	-	3,295
IPCA swap	20(b.i)	-	330	228	655
Dollar swap and forward transactions	20(b.i)	2,123	37	158	534
LIBOR swap	20(b.ii)	37	-	68	6
		2,219	1,119	454	4,490
Commodities price risk
Gasoil, Brent and freight	20(c)	406	293	47	14
Energy Transition Materials	20(d)	185	7	158	149
		591	300	205	163
Other	20(d)	-	23	70	3

Total		2,810	1,442	729	4,656

	Parent Company
	December 31, 2022		December 31, 2021
	Assets	Liabilities	Assets	Liabilities
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	59	609	-	2,732
IPCA swap	-	330	274	655
Dollar swap and forward transactions	2,123	37	112	534
	2,182	976	386	3,921

Other	-	-	70	-
Total	2,182	976	456	3,921

a.ii) Net exposure

		Consolidated		Parent Company
	Reference	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	20(b.i)	(693)	(3,295)	(550)	(2,732)
IPCA swap	20(b.i)	(330)	(427)	(330)	(427)
Dollar swap and forward transactions	20(b.i)	2,086	(376)	2,086	(376)
LIBOR swap (i)	20(b.ii)	37	62	-	-
		1,100	(4,036)	1,206	(3,535)
Commodities price risk
Gasoil, Brent and freight	20(c)	113	33	-	-
Energy Transition Materials	20(d)	178	9	-	-
		291	42	-	-

Other	20(d)	(23)	67	-	70

Total		1,368	(3,927)	1,206	(3,465)

(i) In March 2021, the UK Financial Conduct Authority (“FCA”), the financial regulator in the United Kingdom, announced the discontinuation of the LIBOR rate for all terms in pounds, euros, Swiss francs, yen and for terms of one week and two months in dollars at the end of December 2021 and the other terms at the end of June 2023. Vale is in negotiations with some financial institutions to replace the reference interest rate of its financial contracts from LIBOR to Secured Overnight Financing Rate ("SOFR"), with spread adjustments to match the transaction costs. The Company does not expect material impacts on the cash flows of these operations.

61

a.iii)       Effects of derivatives on the income statement

		Consolidated			Parent Company
		Gain (loss) recognized in the income statement
		Year ended December 31,
	Reference	2022	2021	2020	2022	2021
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	20(b.i)	2,054	(725)	(3,498)	1,844	(610)
IPCA swap	20(b.i)	382	146	(1,259)	382	146
Eurobonds swap		-	(154)	182	-	-
Dollar swap and forward operations	20(b.i)	3,286	(250)	(761)	3,286	(292)
LIBOR swap	20(b.ii)	173	92	(37)		-
		5,895	(891)	(5,373)	5,512	(756)
Commodities price risk
Gasoil, Brent and freight	20(c)	128	666	(496)	-	-
Energy Transition Materials	20(d)	87	(8)	58	-	-
		215	658	(438)	-	-
Other	20(d)	(92)	80	285	(70)	76

Total		6,018	(153)	(5,526)	5,442	(680)

a.iv)       Effects of derivatives on the cash flows

		Consolidated			Parent Company
		Financial settlement inflows (outflows)
		Year ended December 31,
	Reference	2022	2021	2020	2022	2021
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	20(b.i)	(508)	(770)	(737)	(337)	(624)
IPCA swap	20(b.i)	284	(97)	1	284	-
Eurobonds swap		-	(162)	(24)	-	-
Dollar swap and forward operations	20(b.i)	824	(459)	(251)	824	(459)
LIBOR swap	20(b.ii)	237	(8)	(2)	-	-
Forwards (i)		(41)	-	-	-	-
		796	(1,496)	(1,013)	771	(1,083)
Commodities price risk
Gasoil, Brent and freight	20(c)	45	1,096	(1,112)	-	-
Energy Transition Materials	20(d)	53	10	55	-	-
		98	1,106	(1,057)	-	-
Other		-	-	327	-	-

Derivatives designated as cash flow hedge accounting
Nickel	20(e)	(1,398)	(371)	1,460	-	-
Palladium	20(e)	79	26	3	-	-
Coal		-	(383)	-	-	-
		(1,319)	(728)	1,463	-	-
Total		(425)	(1,118)	(280)	771	(1,083)

(i) In June 2022, the Company implemented and already settle a protection program for treasury volatility related to tender offer transaction.

b) Market risk - Foreign exchange and interest rates

The Company’s cash flow is exposed to the volatility of several currencies against the U.S. dollar. While most of our product prices are indexed to U.S. dollars, most of our costs, expenses and investments are indexed to currencies other than the U.S. dollar, principally the Brazilian real and the Canadian dollar.

The Company implements hedge transactions to protect its cash flow against the market risks that arises from its debt obligations and other liabilities – mainly currency volatility. The hedges cover most of the debt denominated in Brazilian real. The Company uses swap and forward transactions to convert debt and financial obligations linked to Brazilian real into U.S. dollar, with volumes, flows and settlement dates similar to those of the debt instruments and financial obligations - or sometimes lower, subject to market liquidity conditions.

Hedging instruments with shorter tenors are renegotiated through time, so that their final maturity matches - or becomes closer - to the debt and financial obligations final maturity. At each settlement date, the results of the swap and forward transactions partially offset the impact of the foreign exchange rate in the Company’s obligations, contributing to stabilize the cash disbursements in U.S. dollar.

62

b.i) Protection programs for the R$ denominated debt instruments and other liabilities

To reduce cash flow volatility, swap and forward transactions were implemented to convert into US$ the cash flows from certain liabilities denominated in R$ with interest rates linked mainly to Brazilian Interbank Interest rate (“CDI”), TJLP and consumer price index (“IPCA”). In those swaps, the Company pays fixed or floating rates in US$ and receives payments in R$ linked to the interest rates of the protected liabilities. The swap and forward transactions were negotiated over-the-counter and the protected items are the cash flows from debt instruments and other liabilities linked to R$.

	Notional				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2022	December 31, 2021	Index	Average rate	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2022	2023	2024	2025+
CDI vs. US$ fixed rate swap					(431)	(2,572)	(319)	140	(98)	(65)	(268)
Receivable	R$ 6,356	R$ 8,142	CDI	100.13%
Payable	US$ 1,475	US$ 1,906	Fix	1.80%

TJLP vs. US$ fixed rate swap					(262)	(723)	(189)	20	(30)	(39)	(193)
Receivable	R$ 814	R$ 1,192	TJLP +	1.05%
Payable	US$ 204	US$ 320	Fix	3.44%

					(693)	(3,295)	(508)	160	(128)	(104)	(461)

IPCA vs. US$ fixed rate swap					(330)	(656)	22	30	(2)	(53)	(275)
Receivable	R$ 1,294	R$ 1,508	IPCA +	4.54%
Payable	US$ 320	US$ 373	Fix	3.88%

IPCA vs. CDI swap					-	228	262	-	-	-	-
Receivable	-	R$ 769	IPCA +	0.00%
Payable	-	R$ 1,350	CDI	0.00%

					(330)	(428)	284	30	(2)	(53)	(275)

R$ fixed rate vs. US$ fixed rate swap					1,658	(354)	189	369	775	557	326
Receivable	R$ 20,854	R$ 5,730	Fix	7.48%
Payable	US$ 3,948	US$ 1,084	Fix	0.00%

Forward	R$ 4,342	R$ 6,013	B	5.39	428	(22)	635	66	347	64	17

					2,086	(376)	824	435	1,122	621	343

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Probable	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
CDI vs. US$ fixed rate swap	R$ depreciation	(431)	(2,243)	(4,055)
	US$ interest rate inside Brazil decrease	(431)	(695)	(985)
	Brazilian interest rate increase	(431)	(640)	(847)
Protected item: R$ denominated liabilities	R$ depreciation	n.a.	2,243	4,055

TJLP vs. US$ fixed rate swap	R$ depreciation	(262)	(516)	(770)
	US$ interest rate inside Brazil decrease	(262)	(290)	(321)
	Brazilian interest rate increase	(262)	(311)	(355)
	TJLP interest rate decrease	(262)	(294)	(327)
Protected item: R$ denominated debt	R$ depreciation	n.a.	516	770

IPCA swap vs. US$ fixed rate swap	R$ depreciation	(330)	(731)	(1,131)
	US$ interest rate inside Brazil decrease	(330)	(387)	(449)
	Brazilian interest rate increase	(330)	(414)	(496)
	IPCA index decrease	(330)	(374)	(419)
Protected item: R$ denominated debt	R$ depreciation	n.a.	731	1,131

R$ fixed rate vs. US$ fixed rate swap	R$ depreciation	1,658	(2,988)	(7,636)
	US$ interest rate inside Brazil decrease	1,658	1,199	712
	Brazilian interest rate increase	1,658	759	(68)
Protected item: R$ denominated debt	R$ depreciation	n.a.	2,988	7,636

Forward	R$ depreciation	428	(446)	(1,320)
	US$ interest rate inside Brazil decrease	428	377	325
	Brazilian interest rate increase	428	337	252
Protected item: R$ denominated liabilities	R$ depreciation	n.a.	446	1,320

63

b.ii) Protection program for LIBOR floating interest rate US$ denominated debt

The Company has also exposure to interest rates risks over loans and financings. The US Dollar floating rate debt in the portfolio consists mainly of loans including export pre-payments, commercial banks and multilateral organizations loans. In general, such debt instruments are indexed to the LIBOR in US dollar.

To reduce the cash flow volatility, swap transactions were implemented to convert interest rate indexed to LIBOR from certain debt instruments into fixed interest rate. In those swaps, the Company received floating rates and paid fixed rates in US$. In August 2022, this swap operations were terminated and Vale is currently in negotiations with some financial institutions to replace the reference interest rate of its financial contracts from LIBOR to SOFR, with spread adjustments to match the transaction costs. However, the Company has maintained its swap strategy for the remaining $150 of debt indexed to LIBOR.

	Notional				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2022	December 31, 2021	Index	Average rate	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2022	2023	2024
LIBOR vs. US$ fixed rate swap					37	62	237	6	38	(1)
Receivable	US$ 150	US$ 950	LIBOR	0.85%
Payable	US$ 150	US$ 950	Fix	0.85%
					37	62	237	6	38	(1)

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Probable	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
LIBOR vs. US$ fixed rate swap	US$ LIBOR decrease	37	15	(7)
Protected item: LIBOR US$ indexed debt	US$ LIBOR decrease	n.a.	(15)	7

c) Protection program for product prices and input costs

The Company is also exposed to market risks associated with the price volatility of commodities and inputs, especially freight and fuel costs. In line with its risk management policy, risk mitigation strategies involving commodities are used to reduce cash flow volatility. These mitigation strategies incorporate derivative instruments, predominantly forward, futures and options.

	Notional				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2022	December 31, 2021	Bought / Sold	Average strike (US$)	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2022	2023
Brent crude oil (bbl)
Call options	22,600,500	762,000	B	100	384	39	72	233	384
Put options	22,600,500	762,000	S	66	(267)	(14)	-	53	(267)

Forward Freight Agreement (days)
Freight forwards	2,085	330	B	13,765	(4)	8	(27)	9	(4)

					113	33	45	295	113

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Probable	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
Brent crude oil (bbl)
Options	Price input decrease	117	(953)	(2,861)
Protected item: Part of costs linked to fuel oil prices	Price input decrease	n.a.	953	2,861

Forward Freight Agreement (days)
Forwards	Freight price decrease	(4)	(37)	(71)
Protected item: Part of costs linked to maritime freight prices	Freight price decrease	n.a.	37	71

64

Brent Crude Oil - To reduce the impact of fluctuations in fuel oil prices on the hiring and availability of maritime freight and, consequently, to reduce the Company’s cash flow volatility, hedging operations were carried out through options contracts on Brent Crude Oil for different portions of the exposure. The derivative transactions were traded over-the-counter and the protected item is part of the costs linked to the price of fuel oil used on ships. The financial settlement inflows/outflows are offset by the protected items’ losses/gains.

In 2022, the Company extended, its brent crude oil hedge strategy for 2023 through options contracts on Brent Crude Oil, for different portions of the exposure, in order to reduce the impact of fluctuations in fuel oil prices on the hiring and availability of maritime freight and, consequently, to reduce the Company’s cash flow volatility.

Freight derivative - To reduce the impact of maritime freight price volatility on the Company’s cash flow, freight hedging transactions were implemented, through Forward Freight Agreements (FFAs). The protected item is part of the costs linked to maritime freight spot prices. The financial settlement inflows/outflows of the FFAs are offset by the protected items’ losses/gains due to freight price changes. The FFAs are contracts traded over the counter and can be cleared through a Clearing House, in this case subject to margin requirements.

d) Other derivatives, including embedded derivatives in contracts

	Notional				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2022	December 31, 2021	Bought / Sold	Average strike (US$/tons)	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2022	2023
Fixed price nickel sales protection (tons)
Nickel forwards	766	342	B	21,214	39	8	20	7	39

Hedge program for products acquisition for resale (tons)
Nickel forwards	384	1,206	S	28,657	(7)	(6)	33	3	(7)

					32	2	53	10	32

Option related to a Special Purpose Entity “SPE” (shares)
Call options	-	137,751,623	B	-	-	70	-	-	-

Embedded derivative (pellet price) in natural gas purchase agreement (volume/month)
Call options	746,667	729,571	S	233	(23)	(3)	-	18	(23)

					(23)	67	-	18	(23)

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Probable	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
Fixed price sales protection (tons)
Forwards	Nickel price decrease	39	5	(25)
Protected item: Part of nickel revenues with fixed prices	Nickel price decrease	n.a.	(5)	25

Hedge program for products acquisition for resale (tons)
Forwards	Nickel price increase	(7)	(18)	(33)
Protected item: Part of revenues from products for resale	Nickel price increase	n.a.	18	33

Embedded derivative (pellet price) in natural gas purchase agreement (volume/month)
Embedded derivatives - Gas purchase	Pellet price increase	(23)	(62)	(117)

65

Fixed price sales protection - The Company started an operational program to protect nickel sales, converting fixed price commercial contracts with customers to floating price, therefore maintaining the Company’s exposure to price fluctuations. The transactions usually carried out in this program are nickel purchases for future settlement.

Hedge program for products acquisition for resale - The Company started a hedge program with forward transactions with the objective of reducing the risk of price mismatch between the period of purchase and sale of products to third parties.

Option related to a Special Purpose Entity “SPE” - The Company acquired in January 2019 a call option related to shares of certain special purpose entities, which are part of a wind farm located in Bahia, Brazil. This option was acquired in the context of the Company's signing of electric power purchase and sale agreements with an SPE, supplied by this wind farm.

Maturity occurred in July 2022, without exercising the option.

Embedded derivative (pellet price) in natural gas purchase agreement - The Company has a natural gas purchase agreement in which the amount charged to Vale changes based on the pricing level of the pellets sold by the Company to the market.

e) Hedge accounting

	Consolidated			Parent Company
	Gain (loss) recognized in the other comprehensive income
	Year ended December 31,
	2022	2021	2020	2022	2021
Net investments hedge	447	(646)	(2,732)	447	(646)
Cash flow hedge (Nickel and Palladium)	50	(47)	(631)	(21)	-

Net investment hedge - The Company uses hedge accounting for foreign exchange risk arising from Vale S.A.’s net investments in Vale International S.A. and Vale Holding BV. With the hedge program, the Company's debt with third parties denominated in United States dollars and euros serves as a hedge instrument for investments in these subsidiaries. In March 2021, the Company redeemed all its euro bonds (note 10). As a result, the amount of debt designated as a hedge instrument for this investment is R$12,580(US$2,411 million) as at December 2022. As a result of the hedge program, the impact of the exchange rate variation on the debt denominated in dollars and euros is now partially recorded in other comprehensive income, as “Translation adjustments”.

	Notional (ton)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2022	December 31, 2021	Bought / Sold	Average strike (US$/ton)	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2022	2023

Nickel Revenue Hedge Program
Forward	6,300	39,575	S	34,929	146	(143)	(1,398)	59	146
					146	(143)	(1,398)	59	146
Palladium Revenue Hedge Program
Call options	-	44,228	S	-	-	(5)	-	-	-
Put options	-	44,228	B	-	-	146	79	-	-
					-	141	79	-	-

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Probable	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)

Nickel Revenue Hedge Program
Options	Nickel price increase	146	(97)	(339)
Protected item: Part of nickel revenues with fixed sales prices	Nickel price increase	n.a.	97	339

Cash flow hedge (Nickel) - To reduce the cash flow volatility due to nickel price fluctuations, the Company implemented the Nickel Revenue Hedge Program in 2019. In this program, hedging operations were executed, through option contracts, to protect a portion of the projected volume of sales at floating, highly probable realization prices, guaranteeing prices above the average unit cost of nickel production for the protected volumes.

66

The contracts are traded on the London Metal Exchange or over-the-counter market and the hedged item's P&L is offset by the hedged item’s P&L due to Nickel price variation.

Cash flow hedge (Palladium) - To reduce the volatility of its future cash flows arising from changes in palladium prices, the Company implemented a Palladium Revenue Hedging Program. Under this program, hedge operations were executed using forwards and option contracts to protect a portion of the highly probable forecast sales at floating prices. A hedge accounting treatment is given to this program. The derivative transactions under the program are negotiated over-the-counter and the financial settlement inflows/outflows are offset by the hedged items’ losses/gains due to palladium price changes.

The contracts are traded on the London Metal Exchange or over-the-counter market and the hedged item's P&L is offset by the hedged item’s P&L due to Palladium price variation. In 2022, this program was concluded.

f) Credit risk management

The Company is exposed to credit risk that arises from trade receivables, derivative transactions, guarantees, down payment for suppliers and cash investments. The credit risk management process provides a framework for assessing and managing counterparties’ credit risk and for maintaining our portfolio risk at an acceptable level.

For the commercial credit exposure, which arises from sales to final customers, the risk management area, in accordance with the current delegation level, approves or requests the approval of credit risk limits for each counterparty.

Vale attributes an internal credit risk rating for each counterparty using its own quantitative methodology for credit risk analysis, which is based on market prices, external credit ratings and financial information of the counterparty, as well as qualitative information regarding the counterparty’s strategic position and history of commercial relations.

Based on the counterparty’s credit risk, risk mitigation strategies may be used to manage the Company’s credit risk. The main credit risk mitigation strategies include non-recourse sale of receivables, insurance instruments, letters of credit, corporate and bank guarantees, mortgages, among others.

f.i) Accounts receivable portfolio

Vale has a diversified accounts receivable portfolio from a geographical standpoint, with Asia, Europe and Brazil as the regions with more significant exposures. According to each region, different guarantees can be used to enhance the credit quality of the receivables. Historically, the expected credit loss on the Company’s accounts receivable portfolio is immaterial (note 11).

f.ii) Financial instruments, except for accounts receivable

To manage the credit exposure arising from cash investments and derivative instruments, credit limits are approved to each counterparty with whom the Company has credit exposure. Furthermore, the Company controls the portfolio diversification and monitors different indicators of solvency and liquidity of the different counterparties that were approved for trading. The carrying amount of the financial assets that represent the exposure to credit risk is presented below:

		Consolidated
	Notes	December 31, 2022	December 31, 2021
Cash and cash equivalents	23	24,711	65,409
Short-term investments	23	320	1,028
Restricted cash		404	653
Judicial deposits	28	6,338	6,808
Derivative financial instruments		2,810	729
Investments in equity securities	14	36	33
Total		34,619	74,660

		Parent Company
	Notes	December 31, 2022	December 31, 2021
Cash and cash equivalents	23	7,896	34,266
Short-term investments	23	15	906
Restricted cash		22	358
Judicial deposits	28	6,092	6,543
Derivative financial instruments		2,182	456
Investments in equity securities	14	31	33
Related parties - Other financial assets	31	50	43
Total		16,288	42,605

67

f.iii) Financial counterparties’ ratings

The transactions of derivative instruments, cash and cash equivalents as well as short-term investments are held with financial institutions whose exposure limits are periodically reviewed and approved by the delegated authority. The financial institutions credit risk is performed through a methodology that considers, among other information, ratings provided by international rating agencies.

The table below presents the ratings in foreign currency as published by Moody’s regarding the main financial institutions used by the Company to contract derivative instruments, cash and cash equivalents transaction.

	Consolidated
	December 31, 2022		December 31, 2021
	Cash and cash equivalents and investment	Derivatives	Cash and cash equivalents and investment	Derivatives
Aa1	168	-	712	-
Aa2	1,787	25	1,592	81
Aa3	1,248	-	2,761	187
A1	9,108	515	6,387	19
A2	4,894	760	19,408	220
A3	4,791	332	8,471	111
Baa1	2	-	500	-
Baa2	37	-	59	-
Ba2 (i)	2,142	918	15,420	28
Ba3 (i)	854	286	11,096	-
Other	-	(26)	31	83
	25,031	2,810	66,437	729

(i) A substantial part of the balances is held with financial institutions in Brazil and, in local currency, they are deemed investment grade.

g) Liquidity risk management

The liquidity risk arises from the possibility that Vale might not perform its obligations on due dates, as well as face difficulties to meet its cash requirements due to market liquidity constraints.

The available revolving credit facilities are intended to assist short term liquidity management and to enable more efficiency in cash management and were provided by a syndicate of several global commercial banks. The Company has two revolving credit facilities, in the amount of R$27,903 (US$5,000 million), for which R$16,742 (US$3,000 million) have maturity date in 2024 and R$11,161 (US$2,000 million) in 2026. As at December 31, 2022, these lines are undrawn.

Accounting policy

The Company uses financial instruments to hedge its exposure to certain market risks arising from operational, financing and investing activities. Derivatives are included within financial assets or liabilities at fair value through profit or loss unless they are designated as effective hedging instruments (hedge accounting).

At the beginning of the hedge operations, the Company documents the type of hedge, the relation between the hedging instrument and hedged items, its risk management objective and strategy for undertaking hedge operations. The Company also documents, both at hedge inception and on an ongoing basis that the hedge is expected to continue to be highly effective. The Company has elected to adopt the new general hedge accounting model in IFRS 9/CPC 48 and designates certain derivatives as either:

Cash flow hedge - The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity within "Unrealized fair value gain (losses)". The gain or loss relating to the ineffective portion is recognized immediately in the income statement. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized in profit or loss when the transaction is recognized in the income statement.

68

Net investment hedge - Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in equity within "Cumulative translation adjustments". The gain or loss relating to the ineffective portion is recognized immediately in the income statement. Gains and losses accumulated in equity are included in the statement of income when the foreign operation is partially or fully disposed of or sold.

Derivatives at fair value through profit or loss - Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any of these derivative instruments are recognized immediately in the income statement.

Critical accounting estimates and judgments

The fair values of financial instruments that are not traded in active markets are determined using valuation techniques. Vale uses its own judgment to choose between the various methods. Assumptions are based on the market conditions, at the end of the year. An analysis of the impact if actual results are different from management's estimates is present under “Sensitivity analysis of derivative financial instruments”.

21.	Financial assets and liabilities

The Company classifies its financial instruments in accordance with the purpose for which they were acquired, and determines the classification and initial recognition according to the following categories:

		Consolidated
		December 31, 2022					December 31, 2021
Financial assets	Notes	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total
Current
Cash and cash equivalents	23	24,711	-	-	24,711	65,409	-	-	65,409
Short-term investments	23	-	-	320	320	-	-	1,028	1,028
Derivative financial instruments	20	-	-	1,788	1,788	-	-	619	619
Accounts receivable	11	2,809	-	19,728	22,537	3,921	-	17,919	21,840
		27,520	-	21,836	49,356	69,330	-	19,566	88,896
Non-current
Judicial deposits	28	6,338	-	-	6,338	6,808	-	-	6,808
Restricted cash	32	404	-	-	404	653	-	-	653
Derivative financial instruments	20	-	-	1,022	1,022	-	-	110	110
Investments in equity securities	14	-	36	-	36	-	33	-	33
		6,742	36	1,022	7,800	7,461	33	110	7,604
Total of financial assets		34,262	36	22,858	57,156	76,791	33	19,676	96,500

Financial liabilities
Current
Suppliers and contractors	13	23,278	-	-	23,278	19,393	-	-	19,393
Derivative financial instruments	20	-	-	470	470	-	-	1,355	1,355
Loans, borrowings and leases	23	2,552	-	-	2,552	6,720	-	-	6,720
Liabilities related to the concession grant	14(a)	2,169	-	-	2,169	4,241	-	-	4,241
Other financial liabilities - Related parties	31	2,086	-	-	2,086	2,192	-	-	2,192
Contract liability and other advances		4,000	-	-	4,000	5,111	-	-	5,111
		34,085	-	470	34,555	37,657	-	1,355	39,012
Non-current
Derivative financial instruments	20	-	-	972	972	-	-	3,301	3,301
Loans, borrowings and leases	23	63,778	-	-	63,778	70,189	-	-	70,189
Participative shareholders' debentures	22	-	-	14,218	14,218	-	-	19,078	19,078
Liabilities related to the concession grant	14(a)	13,326	-	-	13,326	8,017	-	-	8,017
Financial guarantees	32	-	-	537	537	-	-	3,026	3,026
		77,104	-	15,727	92,831	78,206	-	25,405	103,611
Total of financial liabilities		111,189	-	16,197	127,386	115,863	-	26,760	142,623

69

		Parent Company
		December 31, 2022					December 31, 2021
Financial assets	Notes	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total
Current
Cash and cash equivalents	23	7,896	-	-	7,896	34,266	-	-	34,266
Short-term investments	23	-	-	15	15	-	-	906	906
Derivative financial instruments	20	-	-	1,160	1,160	-	-	410	410
Accounts receivable	11	47,305	-	75	47,380	46,560	-	1,352	47,912
		55,201	-	1,250	56,451	80,826	-	2,668	83,494
Non-current
Judicial deposits	28	6,092	-	-	6,092	6,543	-	-	6,543
Restricted cash		22	-	-	22	358	-	-	358
Derivative financial instruments	20	-	-	1,022	1,022	-	-	46	46
Investments in equity securities	14	-	31	-	31	-	33	-	33
Other financial assets		50	-	-	50	43	-	-	43
		6,164	31	1,022	7,217	6,944	33	46	7,023
Total of financial assets		61,365	31	2,272	63,668	87,770	33	2,714	90,517

Financial liabilities
Current
Suppliers and contractors	13	14,248	-	-	14,248	10,603	-	-	10,603
Derivative financial instruments	20	-	-	128	128	-	-	879	879
Loans, borrowings and leases	23	1,098	-	-	1,098	3,415	-	-	3,415
Liabilities related to the concession grant	14(a)	2,169	-	-	2,169	4,241	-	-	4,241
Loans - Related parties	31	25,691	-	-	25,691	4,574	-	-	4,574
Other financial liabilities - Related parties	31	3,660	-	-	3,660	2,235	-	-	2,235
Contract liability and other advances		33	-	-	33	25	-	-	25
		46,899	-	128	47,027	25,093	-	879	25,972
Non-current
Derivative financial instruments	20	-	-	848	848	-	-	3,042	3,042
Loans, borrowings and leases	23	16,062	-	-	16,062	16,520	-	-	16,520
Loans - Related parties	31	48,465	-	-	48,465	81,551	-	-	81,551
Participative shareholders' debentures	22	-	-	14,218	14,218	-	-	19,078	19,078
Liabilities related to the concession grant	14(a)	13,326	-	-	13,326	8,017	-	-	8,017
Financial guarantees	32	-	-	537	537	-	-	3,026	3,026
		77,853	-	15,603	93,456	106,088	-	25,146	131,234
Total of financial liabilities		124,752	-	15,731	140,483	131,181	-	26,025	157,206

b) Hierarchy of fair value

			Consolidated
			December 31, 2022			December 31, 2021
	Notes	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Short-term investments	23	320	-	-	320	1,028	-	-	1,028
Derivative financial instruments	20	-	2,810	-	2,810	-	659	70	729
Accounts receivable	11	-	19,728	-	19,728	-	17,919	-	17,919
Investments in equity securities	14	36	-	-	36	33	-	-	33
		356	22,538	-	22,894	1,061	18,578	70	19,709

Financial liabilities
Derivative financial instruments	20	-	1,442	-	1,442	-	4,656	-	4,656
Participative shareholders' debentures	22	-	14,218	-	14,218	-	19,078	-	19,078
Financial guarantees	32	-	537	-	537	-	3,026	-	3,026
		-	16,197	-	16,197	-	26,760	-	26,760

70

			Parent Company
		December 31, 2022				December 31, 2021
	Notes	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Short-term investments		15	-	-	15	906	-	-	906
Derivative financial instruments	20	-	2,182	-	2,182	-	386	70	456
Accounts receivable	11	-	75	-	75	-	1,352	-	1,352
Investments in equity securities	14	31	-	-	31	33	-	-	33
		46	2,257	-	2,303	939	1,738	70	2,747

Financial liabilities
Derivative financial instruments	20	-	976	-	976	-	3,921	-	3,921
Participative shareholders' debentures	22	-	14,218	-	14,218	-	19,078	-	19,078
Financial guarantees	32	-	537	-	537	-	3,026	-	3,026
		-	15,731	-	15,731	-	26,025	-	26,025

There were no transfers between levels 1, 2 and 3 of the fair value hierarchy during the years presented.

b.i) Changes in Level 3 assets and liabilities during the year

	Consolidated		Parent Company
	Derivative financial instruments
	Financial assets	Financial liabilities	Financial assets	Financial liabilities
Balance at December 31, 2021	70	-	70	-
Gain and losses recognized in income statement	(70)	-	(70)	-
Balance at December 31, 2022	-	-	-	-

c) Fair value of loans and borrowings

Loans and borrowings are recorded at their contractual values. To determine the market values of these financial instruments traded in public markets, the closing market quotations on the balance sheet dates were used. The Company considers that for the other financial liabilities measured at amortized cost, their book values are close to their fair values and therefore information on their fair values is not being presented.

	Consolidated
	December 31, 2022		December 31, 2021
	Carrying amount	Fair value	Carrying amount	Fair value
Quoted in the secondary market:
Bonds	32,125	32,626	41,564	51,068
Debentures	1,217	1,177	2,160	2,160
Debt contracts in Brazil in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	1,445	1,452	1,975	2,508
R$, with fixed interest	8	8	73	-
Basket of currencies and bonds in US$ indexed to LIBOR	-	-	61	61
Debt contracts in the international market in:
US$, with variable and fixed interest	22,260	22,912	20,173	18,030
Other currencies, with variable interest	49	44	486	299
Other currencies, with fixed interest	466	474	597	654
Total	57,570	58,693	67,089	74,780

	Parent Company
	December 31, 2022		December 31, 2021
Quoted in the secondary market:
Bonds	2,563	2,442	2,904	3,468
Debentures	1,217	1,177	2,159	2,159
Debt contracts in Brazil in:	-
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	1,445	1,451	1,976	2,077
R$, with fixed interest	8	8	71	-
Basket of currencies and bonds in US$ indexed to LIBOR	-	-	62	62
Debt contracts in the international market in:
US$, with variable interest	10,018	10,650	10,298	9,956
Other currencies, with variable interest	49	44	489	491
Total	15,300	15,772	17,959	18,213

71

Accounting policy

Classification and measurement - The Company classifies financial instruments based on its business model for managing the assets and the contractual cash flow characteristics of those assets. The business model test determines the classification based on the business purpose for holding the asset and whether the contractual cash flows represent only payments of principal and interest.

Financial instruments are measured at fair value through profit or loss (“FVTPL”) unless certain conditions are met that permit measurement at fair value through other comprehensive income (“FVOCI”) or amortized cost. Gains and losses recorded in other comprehensive income for debt instruments are recognized in profit or loss only on disposal.

Investments in equity instruments are measured at FVTPL unless they are eligible to be measured at FVOCI, whose gains and losses are never recycled to profit or loss.

All financial liabilities are initially measured at fair value, net of transaction costs incurred and are subsequently carried at amortized cost and updated using the effective interest rate method. Excepts for Participative shareholders’ debentures and Derivative financial instruments that are measured at FVTPL.

Fair value hierarchy - The Company classifies financial instruments within the fair value hierarchy as:

Level 1: The fair value of financial instruments traded in active markets (e.g. derivatives and publicly traded shares) is based on quoted market prices at the end of the financial statements period.

Level 2: The fair value of financial instruments that are not traded in an active market (e.g. over the counter derivatives) is determined using valuation techniques that maximize the use of observable market data. If all significant data required for the fair value of an instrument are observable, the instrument is included in level 2.

Level 3: If one or more of the significant data are not based on observable market data, the instrument is included in level 3. The fair value of derivatives classified as level 3 is estimated using discounted cash flows and option valuation models with unobservable inputs of discount rates, stock prices and commodity prices.

22.	Participative shareholders’ debentures

At the time of its privatization in 1997, the Company issued a total of 388,559,056 debentures to then-existing shareholders, including the Brazilian Government. The debentures’ terms were set to ensure that pre-privatization shareholders would participate in potential future benefits that might be obtained from exploration of mineral resources. This obligation related to the debentures will cease when all the relevant mineral resources are exhausted, sold or otherwise disposed of by the Company.

Holders of participative shareholders’ debentures have the right to receive semi-annual payments equal to an agreed percentage of revenues less value-added tax, transport fee and insurance expenses related to the trading of the products, derived from these mineral resources.

The effects on the statement of income and on the balance sheet are shown below:

	December 31, 2022			December 31, 2021			December 31, 2020
	Average price (R$)	Financial income	Liabilities	Average price (R$)	Financial expense	Liabilities	Average price (R$)	Financial expense	Liabilities
Participative shareholders’ debentures	36.59	3,285	14,218	49.10	(3,691)	19,078	45.65	(8,250)	17,737

The Company made available for withdrawal as remuneration the following amounts, as disclosed on the “Shareholders’ debentures report” available on the Company’s website, which were not incorporated by reference:

72

	Availability date	Remuneration amount
Remuneration for the first half of 2022	October 3, 2022	715
Remuneration for the second half of 2021	April 1, 2022	1,120
Year ended December 31, 2022	-	1,835

Remuneration for the first half of 2021	October 1, 2021	1,244
Remuneration for the second half of 2020	April 1, 2021	1,073
Year ended December 31, 2021	-	2,317

Remuneration for the first half of 2020	October 1, 2020	494
Remuneration for the second half of 2019	April 1, 2020	506
Year ended December 31, 2020	-	1,000

Accounting policy

The participative shareholders’ debentures are measured at fair value through profit or loss based on the market approach, representing the amount that would be paid for the acquisition of these securities on the measurement date and, therefore, also implicitly includes the remuneration to the debenture holder. To calculate the fair value of the liabilities, the Company uses the weighted average price of the secondary market trades in the last month of period.

23.	Loans, borrowings, leases, cash and cash equivalents and short-term investments

a)      Net debt

The Company monitors the net debt with the objective of ensuring the continuity of its business in the long term.

	Consolidated
	December 31, 2022	December 31, 2021
Debt contracts	58,341	67,967
Leases	7,989	8,942
Total of loans, borrowings and leases	66,330	76,909

(-) Cash and cash equivalents	24,711	65,409
(-) Short-term investments (i)	320	1,028
Net debt	41,299	10,472

(i) Substantially comprises investments in exclusive investment fund, whose portfolio is composed of committed transactions and Financial Treasury Bills (“LFTs”), which are floating-rate securities issued by the Brazilian government.

b)    Cash and cash equivalents

	December 31, 2022	December 31, 2021
R$	9,233	37,468
US$	14,602	26,613
Other currencies	876	1,328
	24,711	65,409

73

c)	Loans, borrowings, and leases

i) Total debt

		Consolidated
		Current liabilities		Non-current liabilities
	Average interest rate (i)	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Quoted in the secondary market:
US$, Bonds	6.00%	-	-	32,125	41,564
R$, Debentures (ii)	10.09%	244	1,038	973	1,122
Debt contracts in Brazil in (iii):
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	10.62%	239	530	1,206	1,445
R$, with fixed interest	3.04%	8	67	-	6
Basket of currencies and bonds in US$ indexed to LIBOR	2.32%	-	61	-	-
Debt contracts in the international market in:
US$, with variable and fixed interest	5.03%	282	2,673	21,978	17,500
Other currencies, with variable interest	4.10%	-	430	49	56
Other currencies, with fixed interest	3.59%	60	67	406	530
Accrued charges		771	878	-	-
		1,604	5,744	56,737	62,223

		Parent Company
		Current liabilities		Non-current liabilities
	Average interest rate (i)	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Quoted in the secondary market:
US$, Bonds	5.66%	-	-	2,563	2,904
R$, Debentures (ii)	10.09%	244	1,037	973	1,122
Debt contracts in Brazil in (iii):
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	10.62%	239	532	1,206	1,444
R$, with fixed interest	3.04%	8	63	-	8
Basket of currencies and bonds in US$ indexed to LIBOR	2.32%	-	62	-	-
Debt contracts in the international market in:
US$, with variable interest	4.95%	-	698	10,018	9,600
Other currencies, with variable interest	4.10%	-	432	49	57
Accrued charges		182	191	-	-
		673	3,015	14,809	15,135

(i) In order to determine the average interest rate for debt contracts with floating rates, the Company used the rate applicable at December 31, 2022.

(ii) The Company has debentures in Brazil with BNDES obtained for the Company's infrastructure investment projects.

(iii) The Company entered into derivatives to mitigate the exposure to cash flow variations of all floating rate debt contracted in Brazil, resulting in an average cost of 3.59% per year in US$.

Future flows of debt payments, principal and interest

	Consolidated		Parent Company
	Principal	Estimated future interest payments (i)	Principal
2023	833	3,517	491
2024	3,188	3,453	3,122
2025	2,356	3,323	724
2026	4,420	3,175	463
2027	8,850	2,615	3,955
Between 2028 and 2030	14,742	6,610	1,586
2031 onwards	23,181	10,731	4,959
	57,570	33,424	15,300

(i) Based on interest rate curves and foreign exchange rates applicable as at December 31, 2022 and considering that the payments of principal will be made on their contracted payments dates. The amount includes the estimated interest not yet accrued and the interest already recognized in the financial statements.

Covenants

74

Some of the Company’s debt agreements with lenders contain financial covenants. The primary financial covenants in those agreements require maintaining certain ratios, such as debt to EBITDA (as defined in note 4a) and interest coverage. The Company did not identify any instances of noncompliance as at December 31, 2022.

ii) Lease liabilities

	Consolidated
	December 31, 2021	Additions and contract modifications	Payments (i)	Interest	Transfer to liabilities held for sale	Translation adjustment	December 31, 2022
Ports	3,982	121	(350)	145	(79)	(220)	3,599
Vessels	2,731	(2)	(327)	90	-	(189)	2,303
Pelletizing plants	1,253	102	(252)	54	-	-	1,157
Properties	577	121	(165)	14	-	2	549
Energy plants	328	-	(31)	17	-	(40)	274
Mining equipment and locomotives	71	66	(29)	10	-	(11)	107
Total	8,942	408	(1,154)	330	(79)	(458)	7,989
Current liabilities	976						948
Non-current liabilities	7,966						7,041
Total	8,942						7,989

(i) The total amount of the variable lease payments not included in the measurement of lease liabilities, which have been recognized straight to the income statement, for the year ended December 31, 2022, 2021 and 2020 was R$1.897 (US$367 million), R$2.119 (US$395 million) and R$335 (US$63 million), respectively.

Annual minimum payments and remaining lease term

The following table presents the undiscounted lease obligation by maturity date. The lease liability recognized in the balance sheet is measured at the present value of such obligations.

	2023	2024	2025	2026	2027 onwards	Total	Average remaining term (years)	Discount rate
Ports	345	342	341	276	3,619	4,923	1 to 20	3% to 5%
Vessels	322	314	306	281	1,523	2,746	2 to 10	3% to 4%
Pelletizing plants	275	230	217	79	527	1,328	1 to 10	2% to 5%
Properties	188	129	81	72	163	633	1 to 7	2% to 6%
Energy plants	32	28	28	28	236	352	1 to 7	5% to 6%
Mining equipment	33	22	19	13	26	113	1 to 5	2% to 6%
Total	1,195	1,065	992	749	6,094	10,095

Accounting policy

Loans and borrowings are initially measured at fair value, net of transaction costs incurred and are subsequently carried at amortized cost and updated using the effective interest rate method. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the Income statement over the period of the loan, using the effective interest rate method. The fees paid in obtaining the loan are recognized as transaction costs. The Company contracts derivatives to protect its exposure to changes in debt cash flows, changing the average cost of debts that have hedge derivatives contracted.

Loans and borrowing costs are capitalized as part of property, plants and equipment if those costs are directly related to a qualified asset. The capitalization occurs until the qualified asset is ready for its intended use. In 2022, 7% (2021: 9%) of total interest incurred was capitalized (note 6). Borrowing costs that are not capitalized are recognized in the income statement in the period in which they are incurred.

The accounting policy applied to lease liabilities is disclosed in note 18.

24.	Brumadinho dam failure

In January 2019, a tailings dam (“Dam I”) experienced a failure at the Córrego do Feijão mine, in the city of Brumadinho, state of Minas Gerais. The failure released a flow of tailings debris, destroying some of Vale’s facilities, affecting local communities and disturbing the environment. The tailings released have caused an impact of around 315 km in extension, reaching the nearby Paraopeba River. The dam failure in Brumadinho (“event”) resulted in 270 fatalities or presumed fatalities, including 3 victims still missing, and caused extensive property and environmental damage in the region.

75

On February 4, 2021, the Company entered into a Judicial Settlement for Integral Reparation (“Global Settlement”), which was under negotiations since 2019, with the State of Minas Gerais, the Public Defender of the State of Minas Gerais and the Federal and the State of Minas Gerais Public Prosecutors Offices, to repair the environmental and social damage resulting from the Dam I rupture. The Global Settlement was ratified by the Minas Gerais State Court on February 4, 2021, and the res judicata was drawn up on April 7, 2021.

As a result of the dam failure, the Company has been recognizing provisions to meet its assumed obligations, including indemnification to those affected by the event, remediation of the impacted areas and compensation to the society, as shown below:

	Consolidated
	December 31, 2021	Operating expense	Monetary and present value adjustments	Disbursements	December 31, 2022
Global Settlement for Brumadinho
Payment obligations	7,964	-	695	(4,057)	4,602
Provision for socio-economic reparation and others	4,757	-	115	(349)	4,523
Provision for social and environmental reparation	3,933	-	352	(228)	4,057
	16,654	-	1,162	(4,634)	13,182
Commitments
Tailings containment and geotechnical safety	1,772	1,568	(19)	(405)	2,916
Individual indemnification	640	-	(23)	(380)	237
Other commitments	671	510	(49)	(185)	947
	3,083	2,078	(91)	(970)	4,100

Liability	19,737	2,078	1,071	(5,604)	17,282

Current liability	6,449				4,926
Non-current liability	13,288				12,356
Liability	19,737				17,282

Discount rate in nominal terms	8.08%				9.08%

(i) The Company has incurred expenses, which have been recognized straight to the income statement, in relation to tailings management, humanitarian assistance, payroll, legal services, water supply, among others. In 2022, the Company incurred expenses in the amount of R$3,199 (US$620 million) (2021: R$3,492 (US$650 million)).

a) Global Settlement for Brumadinho

The Global settlement includes: (i) payment obligations, of which the funds will be used directly by the State of Minas Gerais and Institutions of Justice for socio-economic and socio-environmental compensation projects; (ii) socioeconomic projects in Brumadinho and other municipalities; and (iii) compensation of the environmental damage caused by the dam failure. These obligations are projected for an average period of 5 years.

For the measures (i) and (ii), the agreement specifies an amount for each project and changes in the original budget and deadlines may have an impact in the provision. In addition, the execution of the environmental recovery actions has no cap limit despite having been estimated in the Global Settlement due to the Company's legal obligation to fully repair the environmental damage caused by the dam failure. The expenses related to these obligations are deducted from the income tax calculation, in accordance with the Brazilian tax regulation, which is subject to periodic inspection by the competent authorities. Therefore, although Vale is monitoring this provision, the amount recorded could materially change depending on several factors that are not under the Company’s control.

b) Provision for individual indemnification and other commitments

The Company is also working to ensure geotechnical safety of the remaining structures at the Córrego do Feijão mine, in Brumadinho, and the removal and proper disposal of the tailings of Dam I, including dredging part of the released material and de-sanding from the channel of the river Paraopeba.

For the individual indemnification, Vale and the Public Defendants of the State of Minas Gerais formalized an agreement on April 5, 2019, under which those affected by the Brumadinho’s dam failure may join an individual or family group out-of-Court settlement agreements for the indemnification of material, economic and moral damages. This agreement establishes the basis for a wide range of indemnification payments, which were defined according to the best practices and case law of Brazilian Courts, following rules and principles of the United Nations.

76

c) Contingencies and other legal matters

Public civil actions brought by the State of Minas Gerais and state public prosecutors for damages resulting from the failure of Dam I

The Company is party to public civil actions brought by the State of Minas Gerais and justice institutions, claiming compensation for socioeconomic and socio-environmental damages resulting from the dam failure and seeking a broad range of preliminary injunctions ordering Vale to execute specific remediation and reparation actions. As a result of the Global Settlement, settled in February 2021, the requests for the reparation of socio-environmental and socioeconomic damages caused by the dam failure were substantially resolved. Indemnifications for individual damages was excluded from the Global Settlement, and the Term of Commitment signed with the Public Defendants of the State of Minas Gerais was ratified, whose parameters are utilized as a basis for the settlement of individual agreements. In the same year of 2021, the fulfilment of the Global Settlement was initiated, by Vale and other parties.

Collective Labor Civil Action

In 2021, public civil actions were filed with Labor Court of Betim in the State of Minas Gerais, by a workers' unions claiming the compensation for death damages to own and outsourced employees, who died as a result of the failure of Dam I. Initial decisions sentenced Vale to pay R$1 (US$192 thousand) per fatality. Vale is defending itself in the lawsuits and considers that the likelihood of loss is possible.

U.S. Securities class action suit

Vale is defending itself against a class action brought before a Federal Court in New York and filed by holders of securities - American Depositary Receipts ("ADRs") - issued by Vale. Following the decision of the Court, in May 2020, that denied the Motion to Dismiss presented by the Company, the Discovery phase has started and is expected to be concluded in 2023.

On November 24, 2021, a new complaint was filed before the same Court by eight Plaintiffs, all investment funds, as an “opt-out” litigation from the class action already pending in the Eastern District of New York court, asserting virtually the same allegations in the main class action.

The likelihood of loss of these proceedings is considered possible. However, considering the initial phase of this class action, it is not yet possible to reliably estimate the amount of a potential loss. The amount of damages sought in these claims is unspecified.

Arbitration proceedings filed by minority shareholders and a class association

In Brazil, Vale is name as a defendant in (i) one arbitration filed by 385 minority shareholders, (ii) two arbitrations filed by a class association allegedly representing all Vale’s non-controlling shareholders, and (iii) three arbitrations filed by foreign investment funds.

In the six proceedings, the claimants argue that Vale was aware of the risks associated with the dam and failed to disclose it to its shareholders. Based on such argument, they claim compensation for losses caused by the decrease in share price.

The expectation of loss is classified as possible for the six procedures and, considering the initial phase, it is not possible at this time to reliably estimate the amount of a possible loss.

In one of the proceedings filed by foreign funds, the Claimants initially estimated the amount of the alleged losses would be approximately R$1,800 (US$345 million). In another proceeding filed by foreign funds, the Claimants initially estimated the amount of the alleged losses would be approximately R$3,900 (US$747 million). The Company disagrees with the ongoing proceedings and understands that, in this case and at the current stage of the proceedings, the probability of loss in the amount claimed by the foreign funds is remote.

Securities and Exchange Commission (“SEC”) and investigations conducted by the CVM

On April 28, 2022, SEC filed a suit against Vale alleging violations of U.S. securities laws due to Vale’s disclosures about its dam safety management, including the dam in Brumadinho. The SEC is seeking the imposition of civil monetary penalties, disgorgement and other relief within the SEC’s authority in a lawsuit filed in a federal court. Vale believes that its disclosures did not violate U.S. law and is contesting such allegations. On September 29, 2022, Vale served the SEC with its motion to dismiss the claim. The SEC’s deadline to serve Vale with its Opposition to the motion to dismiss is currently ongoing.

77

CVM is also conducting investigations relating to Vale's disclosure of relevant information to shareholders, investors and the market in general, especially regarding the conditions and management of Vale's dams. The likelihood of loss of this proceeding is classified as possible and it is not yet possible to reliably estimate the amount of a potential loss to the Company.

Criminal proceedings and investigations

In January 2020, the State Prosecutors of Minas Gerais (“MPMG”) filed criminal charges against 16 individuals (including former executive officers of Vale and former employees) for a number of potential crimes, including homicide, and against Vale S.A. for alleged environmental crimes.

In November 2021, the Brazilian Federal Police concluded the investigation on potential criminal responsibility related with the Brumadinho dam failure and the final report sent to the Federal Public Prosecutors (“MPF”).

In January 2023 (subsequent event), after the Federal Supreme Court recognized the competence of the Federal Court, the MPF ratified the complaint presented by MPMG, which was received by the competent authority. The MPF and the Brazilian Federal Police conducted a separate investigation into the causes of the dam failure in Brumadinho, which may result in new criminal proceedings. Vale is defending itself against the criminal claims and is not possible to estimate when a decision will be issued. The likelihood of a financial loss to the Company is classified as possible and it is not yet possible to reliably estimate the amount of a potential loss to Vale.

Decision of the Brazilian Office of the Comptroller General of the Union (“CGU”)

In October 2020, the CGU notified the Company about an administrative proceeding prosecution based on the same allegations mentioned above under the Brazilian Law 12,846/2013 in connection with inspection and monitoring activities related to the Brumadinho dam. In August 2022, the CGU concluded that Vale has failed to present reliable information to the Brazilian National Mining Agency (“ANM”), as once a positive stability condition statement (“DCE”) was issued for the Dam I, where it should be negative in the view of the CGU. Thus, even recognizing the non-existence of corruption acts or practices, the CGU fined Vale R$86 (US$16 million), which is the minimum amount established by law, i.e., the CGU recognizes the non-involvement or tolerance of the Company’s top management. Vale has submitted a request for reconsideration and considers the likelihood of loss for this amount is possible.

d) Insurance

The Company is negotiating with insurers the payment of indemnification under its civil liability and Directors and Officers Liability Insurance. However, these negotiations are still in progress, therefore any payment of insurance proceeds will depend on the coverage definitions under these policies and assessment of the amount of loss. Due to uncertainties, no indemnification related to these insurers was recognized in these financial statements.

Critical accounting estimates and judgments

The provision for social, economic and environmental reparation may be affected by factors including, but not limited to: (i) changes in the current estimated market price of the direct and indirect cost related to products and services, (ii) changes in timing for cash outflows, (iii) changes in the technology considered in measuring the provision, (iv) number of individuals entitled to the indemnification payments, (v) resolution of existing and potential legal claims, (vi) demographic assumptions, (vii) actuarial assumptions, and (viii) updates in the discount rate.

Thus, the amounts actually incurred by the Company may differ from the amounts currently provisioned, due to the confirmation of the assumptions used and which depend on several factors, some of which are not under the Company's control. These changes could result in a material impact on the amount of the provision in future periods. At each presentation date of its financial statements, the Company will reassess the main assumptions used in the preparation of projected cash flows and will adjust the provision, when applicable.

25.	Liabilities related to associates and joint ventures

a) Samarco dam failure

78

In November 2015, the Fundão tailings dam owned by Samarco Mineração S.A. (“Samarco”) experienced a failure, releasing mine tailings downstream, flooding certain communities and impacting communities and the environment along the Doce River. The dam failure resulted in 19 fatalities and caused property and environmental damage to the affected areas. Samarco is a joint venture equally owned by Vale S.A. and BHP Billiton Brasil Ltda. (‘‘BHPB’’).

In 2016, Vale, Samarco and BHPB, entered into a Framework Agreement with the Federal Government of Brazil, the states of Espírito Santo and Minas Gerais and certain other public authorities to establish the Renova Foundation that is developing and executing environmental and socio-economic programs to remediate and provide compensation for damage caused by the Samarco dam failure.

In June 2018, Samarco, Vale and BHPB entered into a comprehensive agreement with the offices of the federal and state (Minas Gerais and Espírito Santo) prosecutors, public defenders and attorney general, among other parties (“TacGov Agreement”), improving the governance mechanism of Renova Foundation and establishing, among other things, a process for potential revisions to the remediation programs under the Framework Agreement.

Under the Framework Agreement, Samarco has primary responsibility for funding Renova Foundation’s annual calendar year budget for the duration of the Framework Agreement. However, to the extent that Samarco does not meet its funding obligations, Vale and BHPB have secondary funding obligations under the Framework Agreement in proportion to their 50 per cent shareholding in Samarco.

Samarco began to gradually recommence operations in December 2020, however, there remains significant uncertainty regarding Samarco’s long-term cash flow generation.

b)       Changes on the provisions in the year

	December 31, 2021	Income statement	Monetary and present value adjustments	Disbursements	December 31, 2022
Renova Foundation reparation and compensation programs	16,245	556	1,278	(1,777)	16,302
De-characterization of the Germano dam	1,126	(106)	6	-	1,026
Liabilities	17,371	450	1,284	(1,777)	17,328

Current liabilities	9,964				9,973
Non-current liabilities	7,407				7,355
Liabilities	17,371				17,328

Discount rate in nominal terms	5.48% - 8.79%				6.20% - 9.51%

c)	Renova Foundation

In 2022 new court decisions were issued on individual compensation for the residents of the towns impacted by the dam failure, impacting the provisioning related to the Renova Foundation. These decisions mainly altered and expanded the number of types of damage, categories and amounts that can be compensated to the impacted towns. The increase in the provision is substantially a result of these judicial decisions.

d)        Germano Dam

In addition to the Fundão tailings dam, Samarco owns the Germano dam, which was also built under the upstream method and has been inactive since the Fundão dam failure. Due to the safety requirements set by the Brazilian National Mining Agency (“ANM”), Samarco prepared a project for the de-characterization of this dam, resulting in a provision for the de-characterization of the Germano tailings dam.

e)	Samarco’s working capital

In addition to the provision, Vale made available the amount of R$113 (US$21 million) for the year ended December 31, 2021 which was fully used to fund Samarco’s working capital and recognized in Vale´s income statement as an expense in “Equity results and other results in associates and joint ventures”. In 2022, Vale was not required to fund Samarco’s working capital.

79

f)	Insurance

Since the Fundão dam failure, the Company has been negotiating with insurers the indemnification payments based on its general liability policies. In 2021, the Company received payments in the amount of R$181 (US$33 million), which was recorded as a gain in the income statement as “Equity results and other results in associates and joint ventures”. The Company did not receive any further insurance in 2022 and does not expect to receive any material amounts in the future.

g)	Judicial recovery of Samarco

In April 2021, Samarco filed for Judicial Reorganization (“JR”) with the Courts of Minas Gerais to renegotiate its debt, which is held by bondholders abroad. The purpose of JR is to restructure Samarco’s debts and establish an independent and sustainable financial position, allowing Samarco to keep working to resume its operations safely and to fulfill its obligations related to the Renova Foundation.

In addition, the ongoing discussions in the context of the JR may lead to the loss of deductibility of part of the expenses incurred with the Renova Foundation and of the deferred taxes over the total provision, depending on the method determined for restructuring Samarco's debts. As at December 31, 2022, the exposure is R$8,454 (US$1,620 million), of which R$2,980 (US$571 million) are expenses already incurred and considered as part of the Company’s uncertain tax positions (note 8).

The Company is working with the perspective that the mechanisms resulting from the JR will continue allowing the deductibility of these expenses. However, future decisions resulting from the negotiations regarding Samarco's capital structure, which are not under Vale's control, could materially change the deferred tax recognized by the Company.

h)	Contingencies related to Samarco accident

These proceedings include public civil actions brought by Brazilian authorities and multiple proceedings involving claims for significant amounts of damages and remediation measures. The Framework Agreements represents a model for the settlement of the public civil action brought by the MPF and other related proceedings. There are also putative securities class actions in the USA against Vale and some of its current and former officers and a criminal proceeding in Brazil. The main updates regarding the lawsuits in the year were as follows:

Public Civil Action filed by the Federal Government and others and public civil action filed by the Federal Public Ministry ("MPF")

Vale is a defendant in several legal proceedings brought by governmental authorities and civil associations claiming socioenvironmental and socioeconomic damages and a number of specific remediation measures as a result of the Samarco’s Fundão dam failure, including a claim brought by the Federal Public Prosecution Office in 2016 seeking R$155 billion (US$29 billion) (the effect for Vale would be 50% of this amount), which has been suspended from the date of ratification of the TacGov Agreement.

However, as pre-requisites established in the TacGov Agreement, for renegotiation of the Framework Agreement were not implemented during the two-year period ended September 30, 2020, the Brazilian Federal and State prosecutors and public defenders filed a request for the immediate resumption of the R$155 billion (US$29 billion) claim. Therefore, Vale, Samarco, BHPB and Federal and State prosecutors have been engaging in negotiations to seek a definitive settlement of the obligations under the Framework Agreement and the R$155 billion (US$29 billion) Federal Public Prosecution Office claim.

The goal in signing a potential agreement is to provide a stable framework for the execution of reparation and compensation programs. The potential agreement is still uncertain as it is subject to conclusion of the negotiations and approval by the Company, relevant authorities and intervenient parties.

The estimate of the economic impact of a potential agreement will depend mainly on (i) a detailed assessment of the estimates of the amounts to be spent on the reparation and compensation projects being discussed, (ii) an analysis of the detailed scope of such projects to determine their overlap with the initiatives and amounts already provisioned; and (iii) the timing of the execution of projects and disbursements, which will impact the present value of the obligations.

Therefore, until any revisions to the Programs are agreed, Renova Foundation will continue to implement the Programs in accordance with the terms of the Framework Agreement and the TacGov Agreement, for which the expected costs are reflected in the Company’s provision.

Criminal proceedings

80

In September 2019, the federal court dismissed all criminal charges against Vale representatives relating to the first group of charges, which concerns the results of the Fundão dam failure, remaining only the legal entity in the passive pole. The second group of charges against Vale S.A. and one of the Company’s employees, which concerns the accusation of alleged crimes committed against the Environmental Public Administration, remained unchanged. The Company cannot estimate when a final decision on the case will be issued. The likelihood of a financial loss to the Company is classified as possible and it is not yet possible to reliably estimate the amount of a potential loss to Vale.

United Kingdom contribution claim

As a result of the rupture of Samarco’s Fundão dam failure, BHP Group Ltd (“BHP”) was named as defendant in group action claims for damages filed in the courts of England and Wales (The “UK Claim”). The UK Claim includes only BHP and was filed on behalf of certain individuals and municipalities in Brazil only against BHP, for the allegedly damages caused by the Fundão dam failure.

In December 2022, BHP filed a contribution claim against Vale, requesting the Company to be responsible for the indemnification payments in the proportion to its interest held in Samarco. The Company believes that it is not subject to the jurisdiction of the English Court and it does not have any contractual obligation in relation to this matter, therefore, the Company has assessed the risk of loss as remote.

i)	Summarized financial information

The summarized financial information of Samarco are as follows. The stand-alone financial statements of Samarco may differ from the financial information reported herein, which is prepared considering Vale’s accounting policies.

	December 31, 2022	December 31, 2021
Current assets	2,369	3,132
Non-current assets	14,337	16,301
Total assets	16,706	19,433

Current liabilities	56,393	60,840
Non-current liabilities	38,616	39,287
Total liabilities	95,009	100,127
Negative reserves	(78,303)	(80,694)

Net income (loss) for the year ended	55	(17,311)

Following the recent decision of the STF, as detailed in note 8(e), the Company expects that Samarco will also recognize a material liability in its financial statements and, therefore, it may impact Samarco’s ability to meet its cash obligations in the future. However, as described in its accounting policy, the Company does not have an obligation to provide funding to Samarco and it did not record a provision accordingly. Moreover, the Company already has a provision related to Renova Foundation and this matter does not have any impact in the existing provision recorded by Vale as at December 31, 2022.

Critical accounting estimates and judgments

Under Brazilian legislation and the terms of the joint venture agreement, the Company does not have an obligation to provide funding to Samarco. Accordingly, the Company’s investment in Samarco was fully impaired and no provision was recognized in relation to the Samarco’s negative equity.

The provision related to Renova Foundation requires the use of assumptions that may be mainly affected by: (i) changes in scope of work required under the Framework Agreement as a result of further technical analysis and the ongoing negotiations with the Federal Prosecution Office, (ii) activity level of Samarco´s operations; (iii) updates of the discount rate; and (iv) resolution of existing and potential legal claims.

Moreover, the main critical assumptions and estimates applied in the Germano dam provision considers, among others: (i) volume of the waste to be removed based on historical data available and interpretation of the enacted laws and regulations; (ii) location availability for the tailings disposal; and (iii) acceptance by the authorities of the proposed engineering methods and solution.

As a result, future expenditures may differ from the amounts currently provided and changes to key assumptions could result in a material impact to the amount of the provision in future reporting periods. At each reporting period, the Company reassess the key assumptions used by Samarco in the preparation of the projected cash flows and adjust the provision, if required.

26. Provision for de-characterization of dam structures and asset retirement obligations

81

The Company is subject to local laws and regulations, that requires the decommissioning of the assets and mine sites that Vale operates at the end of their useful lives, therefore, expenses for demobilization occur predominantly after the end of operational activities. Depending on the geotechnical characteristics of the structures, the Company is required to de-characterize the structures, as shown in item a) below.

Laws and regulations related to dam safety

In September 2020, the Federal Government enacted Law no. 14,066, which modified the National Dam Safety Policy (Law no. 12,334/2020), reinforcing the prohibition of constructing and raising upstream dams in Brazil. The law also requires companies to de-characterize the structures built using the upstream method by 2022, or by a later date if it is proven that the de-characterization is not technically feasible by 2022. As made available to competent bodies, a substantial part of the Company's de-characterization projects will be completed in a period exceeding the date established in the legislation due to the characteristics and safety levels of the Company's geotechnical structures.

Thus, in February 2022, the Company filed with the relevant bodies a request for an extension to perform the projects and, as a result, signed a Term of Commitment establishing legal and technical certainty for the process of de-characterization of the upstream dams, considering that the deadline defined was technically unfeasible, especially due to the necessary actions to increase safety during the works. With the signing of the agreement, the Company recorded an additional provision of R$192 (US$37 million) to make investments in social and environmental projects over a period of 8 years.

In December 2022, the Federal Government published decree no. 11,310, which regulates dispositions of the National Dam Safety Policy, regulates dam supervision activities, establishes the competence to regulate the extension of the self-rescue zone for authorities acting in dam emergency situations, and presents guidelines on technical reports regarding the causes of a breach and other aspects of management of geotechnical structures. This decree also determined that companies must present guarantees for dams in an alert situation, however, the measures for measuring and executing these guarantees are still being discussed by the responsible public agencies and may result in a material impact on the value of the provision in future periods.

a) De-characterization of upstream and centerline geotechnical structures

As a result of the Brumadinho dam failure (note 24) and, in compliance with Law 14,066, the Company has decided to speed up the plan to “de-characterize” of all its tailings dams built under the upstream method, certain “centerline structures” and dikes, located in Brazil. The Company also operates tailings dams in Canada, including upstream compacted dams. However, the Company decided that these dams will be decommissioned using other methods, thus, the provision to carry out the decommissioning of dams in Canada is recognized as “Obligations for decommissioning assets and environmental obligations”, as presented in item (b) below.

These structures are in different stages of maturity, some of them still in the conceptual engineering phase, for which the estimate of expenditures includes in its methodology a high degree of uncertainty in the definition of the total cost of the project in accordance with best market practices.

The cash flow for de-characterization projects are estimated for a period up to 13 years and were discounted at present value at a rate, which increased from 5.48% to 6.14%. Changes in the provisions are as follows:

	Consolidated
	2022	2021
Balance at January 1,	19,666	11,897
Additional provision	375	9,747
Disbursements	(1,806)	(1,822)
Present value valuation	(608)	(156)
Balance at December 31,	17,627	19,666

Current liabilities	1,865	2,518
Non-current liabilities	15,762	17,148
Liabilities	17,627	19,666

Evacuation of communities

82

In December 2022, Vale entered into an agreement to extinguish the Public Civil Action of the Nova Lima dam (B3/B4) in the amount of R$500 (US$96 million), part of which had already been registered by the Company in previous periods. Thus, the Company recorded an additional provision in the amount of R$292 (US$57 million) for the year ended December 31, 2022.

Additionally, the Company is defending itself in two public civil actions filed by the Public Prosecutor's Office of the State of Minas Gerais claiming injunctions and socio-economic damages arising from the evacuations of communities located within the self-rescue zones of the dams located in Ouro Preto (Doutor) and Barão de Cocais (Sul Superior). The Company assessed that the risk of loss is possible and, at this moment, it is not possible to reliably estimate the amount of a possible loss for the Company.

Operational stoppage and idle capacity

In addition, due to the de-characterization projects, the Company has suspended some operations due to judicial decisions or technical analysis performed by Vale on its upstream dam structures located in Brazil. The Company has been recording losses in relation to the operational stoppage and idle capacity of the Iron Solutions segment in the amounts of R$1,392 (US$269 million) and R$2,041 (US$376 million) for the year ended December 31, 2022 and 2021, respectively. The Company is working on legal and technical measures to resume all operations at full capacity.

83

b) Asset retirement obligations and environmental obligations

	Consolidated		Parent Company		Discount rate		Cash flow maturity
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Liability by geographical area
Brazil	9,331	7,786	8,748	7,118	6.20%	5.48%	2096	2119
Canada	8,781	15,221	-	-	1.11%	0.00%	2148	2151
Oman	596	684	-	-	3.90%	3.03%	2035	2035
Indonesia	382	432	-	-	4.33%	4.20%	2061	2061
Other regions	752	1,432	-	-	1.84% - 2.00%	0.00 - 0.57%	-	-
	19,842	25,555	8,748	7,118

Provision changes during the year

	Consolidated
	2022			2021
	Asset retirement obligations	Environmental obligations	Total	Asset retirement obligations	Environmental obligations	Total
Balance at January 1,	23,906	1,649	25,555	21,929	1,571	23,500
Adjustment to present value	103	33	136	622	108	730
Disbursements	(531)	(136)	(667)	(475)	(310)	(785)
Revisions on projected cash flows (i)	(3,109)	240	(2,869)	1,000	276	1,276
Transfer to assets held for sale	(231)	(9)	(240)	(278)	-	(278)
Translation adjustment	(2,054)	(19)	(2,073)	1,108	4	1,112
Balance at December 31,	18,084	1,758	19,842	23,906	1,649	25,555
Current	1,095	490	1,585	400	550	950
Non-current	16,989	1,268	18,257	23,506	1,099	24,605
Liability	18,084	1,758	19,842	23,906	1,649	25,555

(i) Among other factors, includes the reduction in liability of R$4,408 (US$870 million), due to the update in the discount rate of the asset retirement obligation in Canada, which increased from 0.00% to 1.11% for the year ended December 31, 2022.

Decommissioning plan and future use

The Company is subject to regulations, which provide for the obligation to decommission the assets that Vale operates at the end of their useful life. These obligations are regulated by the ANM at the federal level and by environmental agencies at the state level. Among the requirements, the decommissioning plans must consider the physical, chemical and biological stability of the areas and post-closure actions for the period necessary to verify the effectiveness of the decommissioning. These obligations are accrued and are subject to critical estimates and assumptions applied to the measurement of costs by the Company.

In addition, the implementation and execution of future use projects, after the decommissioning, is not required by law. However, the Company has been studying a governance to assess the future use, considering its aptitudes, post-operational usage intention, socio-economic development of the community and the characteristics of the physical and biotic environments in which Vale operates. Any future commitments, if assumed by Vale, may result in material impact on the amount of the provision.

Critical accounting estimates and judgments

De-characterization of dam structures - The main critical assumptions and estimates applied in the de-characterization provision considers, among others: (i) volume of the waste to be removed based on historical data available and interpretation of the enacted laws and regulations; (ii) location availability for the tailings disposal; (iii) engineering methods and solutions; (iv) security levels; (v) productivity of the equipment used; (vi) advances in geological studies and new hydrological information; and (vii) discount rate update

Therefore, future expenditures may differ from the amounts currently provided because the realized assumptions and various other factors are not always under the Company’s control. These changes to key assumptions could result in a material impact to the amount of the provision in future reporting periods. At each reporting period, the Company will reassess the key assumptions used in the preparation of the projected cash flows and will adjust the provision, if required.

Asset retirement obligations - When the provision is recognized, the corresponding cost is capitalized as part of property, plant and equipment and it is depreciated over the useful life of the related mining asset.

84

The long-term liability is discounted at presented value using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability and the unwinds are recorded in the income statement and is reduced by payments for mine closure and decommissioning of mining assets. The accrued amounts of these obligations are not deducted from the potential costs covered by insurance or indemnities.

Judgment is required to determine key assumptions used on the asset retirement obligation measurement such as, interest rate, cost of closure, useful life of the mining asset considering the current conditions of closure and the projected date of depletion of each mine. Any changes in these assumptions may significantly impact the recorded provision. Therefore, the estimated costs for closure of the mining assets are deemed to be a critical accounting estimate and annually reviewed.

27.	Provisions
				Consolidated
		Current liabilities		Non-current liabilities
	Notes	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Provisions for litigation	28	551	516	6,187	5,647
Employee post retirement obligation	29	344	553	6,572	8,556
Payroll, related charges and other remunerations		4,507	4,553	-	-
Onerous contracts	19	-	208	-	4,879
		5,402	5,830	12,759	19,082

		Parent Company
		Current liabilities		Non-current liabilities
	Notes	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Provisions for litigation	28	551	511	5,810	5,260
Employee post retirement obligation	29	99	249	2,331	2,236
Payroll, related charges and other remunerations		3,282	3,259	-	-
		3,932	4,019	8,141	7,496

Accounting policy

The long-term liability is discounted at presented value using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability and the unwinds are recorded in the income statement and is reduced by payments. The accrued amounts of these obligations are not deducted from the potential costs covered by insurance or indemnities.

28.	Litigations

The Company is a defendant in numerous legal actions in the ordinary course of business, including civil, tax, environmental and labor proceedings.

The Company makes use of estimates to recognize the amounts and the probability of outflow of resources, based on reports and technical assessments and on management’s assessment. Provisions are recognized for probable losses of which a reliable estimate can be made.

Arbitral, legal and administrative decisions against the Company, new jurisprudence and changes of existing evidence can result in changes regarding the probability of outflow of resources and on the estimated amounts, according to the assessment of the legal basis.

a)        Provision for legal proceedings

The Company has considered all information available to assess the likelihood of an outflow of resources and in the preparation on the estimate of the costs that may be required to settle the obligations.

Tax litigations - Mainly refers to the lawsuit filed in 2011 by Valepar (merged by Vale) seeking the right to exclude the amount of dividends received in the form of interest on capital (“JCP”) from the PIS and COFINS tax base. The amount reserved for this proceeding as at December 31, 2022 is R$2,598 (US$498 million) (2021: R$2,243 (US$402 million)). This proceeding is fully guaranteed by a judicial deposit.

85

Civil litigations - Refers to lawsuits for: (i) indemnities for losses, payments and contractual fines due to contractual imbalance or non-compliance that are alleged by suppliers, and (ii) land claims referring to real estate Vale's operational activities.

Labor litigations - Refers to lawsuits for individual claims by in-house employees and service providers, primarily involving demands for additional compensation for overtime work, moral damages or health and safety conditions.

Environmental litigations - Refers mainly to proceedings for environmental damages and issues related to environmental licensing.

The lawsuits related to Brumadinho event (note 24) and the Samarco dam failure (note 25) are presented in its specific notes to these financial statements and, therefore, are not disclosed below.

	Consolidated
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2020	2,520	1,354	1,741	56	5,671
Additions and reversals, net	24	105	397	5	531
Payments	(57)	(117)	(301)	(20)	(495)
Indexation and interest	57	238	164	1	460
Translation adjustment	-	-	5	-	5
Acquisition of NLC	-	11	38	-	49
Discontinued operations - Coal	(2)	(12)	(44)	-	(58)
Balance at December 31, 2021	2,542	1,579	2,000	42	6,163
Current liabilities	77	118	314	7	516
Non-current liabilities	2,465	1,461	1,686	35	5,647
Balance at December 31, 2021	2,542	1,579	2,000	42	6,163
Additions and reversals, net	212	195	355	31	793
Payments	(208)	(354)	(295)	(2)	(859)
Indexation and interest	466	128	93	5	692
Translation adjustment	-	-	-	-	-
Transfer to held for sale	(4)	(39)	(8)	-	(51)
Balance at December 31, 2022	3,008	1,509	2,145	76	6,738
Current liabilities	93	107	339	12	551
Non-current liabilities	2,915	1,402	1,806	64	6,187
Balance at December 31, 2022	3,008	1,509	2,145	76	6,738

	Parent Company
	Tax litigation (i)	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2020	2,410	1,090	1,687	50	5,237
Additions and reversals, net	24	44	365	5	438
Payments	(57)	(113)	(263)	(20)	(453)
Indexation and interest	57	113	167	1	338
Merger of subsidiaries	79	125	4	3	211
Balance at December 31, 2021	2,513	1,259	1,960	39	5,771
Current liabilities	78	112	314	7	511
Non-current liabilities	2,435	1,147	1,646	32	5,260
Balance at December 31, 2021	2,513	1,259	1,960	39	5,771
Additions and reversals, net	209	173	342	29	753
Payments	(207)	(329)	(280)	(2)	(818)
Indexation and interest	463	91	95	6	655
Balance at December 31, 2022	2,978	1,194	2,117	72	6,361
Current liabilities	93	107	339	12	551
Non-current liabilities	2,885	1,087	1,778	60	5,810
Balance at December 31, 2022	2,978	1,194	2,117	72	6,361

(i) Includes amounts regarding to social security claims that were classified as labor claims.

b)       Contingent liabilities

	Consolidated		Parent Company
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Tax litigations	34,383	28,891	33,694	28,377
Civil litigations	6,625	8,384	5,513	6,461
Labor litigations	2,970	2,882	2,877	2,785
Environmental litigations	5,750	5,322	4,765	4,391
Total	49,728	45,479	46,849	42,014

86

The main contingent liabilities, updated by applicable interest rates, for which the likelihood of loss is considered possible are presented by nature as follows:

Tax proceedings (“CFEM”) - The Company is engaged in numerous administrative and judicial proceedings related to the mining royalty known as CFEM. These proceedings arise out of a large number of assessments by the Brazilian National Mining Agency (“Agência Nacional de Mineração – ANM”, former “DNPM”), which main discussions involve the deduction of insurance and transportation costs indicated in the corresponding invoice payment of royalties on pellet sales and CFEM charges on the revenues provided by our subsidiaries abroad. The Company estimates the possible losses resulting from these proceedings to be R$9,555 (US$1,831 million) as at December 31, 2022 (2021: R$8,893 (US$1,594 million)).

Tax proceedings - PIS/COFINS - The Company is a party to several collections related to the alleged improper use of PIS and COFINS credits (federal taxes levied on the companies' gross revenue). Brazilian tax legislation authorizes taxpayers to use PIS and COFINS tax credits, such as those referring to the acquisition of inputs for the production process and other items. The tax authorities mainly claim that (i) some credits were not related to the production process, and (ii) the right to use the tax credits was not adequately proven. The Company is discussing the aforementioned charges related to credits determined as at 2002. The chances of loss related to these lawsuits classified as possible total R$8,975
(US$1,720 million) as at December 31, 2022 (2021: R$5,667 (US$1,016 million)).

Tax proceedings - Tax on Services (“ISS”) - The Company is party to a number of administrative and judicial proceedings related to the collection of ISS in several Brazilian municipalities. The tax authorities’ main allegations for those proceedings are: (i) the tax basis used for computing the tax payable was incorrect; (ii) failure to pay ISS related to third parties asset management services; and (iii) the incidence of ISS over own goods port handling services (“self-service”). As at December 31, 2022, the total amount of the possible loss is R$3,268 (US$626 million) (2021: R$2,935 (US$526 million)).

Tax proceedings - Value added tax on services and circulation of goods (“ICMS”) - Vale is engaged in several administrative and court proceedings relating to additional charges of ICMS by the tax authorities of different Brazilian states. In each of these proceedings, the tax authorities claim that (i) use of undue tax credit; (ii) failing to comply with certain accessory obligations; (iii) the Company is required to pay the ICMS on acquisition of electricity (iv) operations related to the collection of tax rate differential (“DIFAL”) and (v) incidence of ICMS on its own transportation. The total amount classified as a possible loss is US$558 (R$2,910 million) as at December 31, 2022 (2021: R$2,923 (US$524 million)).

Tax proceedings - Fines arising from offsets not approved for settlement of federal debts - Vale is a party to several assessments by the Brazilian Federal Revenue Service (“RFB”) referring to the imposition of fines of 50% on the value of compensation not approved for the settlement of federal debts. The RFB understands that these offsets were made with undue credits. The Company contests the aforementioned fines and also the non-approval of compensation in other proceedings. If the Company is successful in the proceedings in which the non-approval of the compensation is being discussed, the expectation is that the corresponding collection of fines will be cancelled. The constitutionality of the fine collection is discussed by another company in a leading case before the STF, and a favorable decision in this case will be applicable to all taxpayers who dispute this thesis. As at December 31, 2022, the total amount of fines imposed was R$2,735 (US$524 million) (2021: R$1,604 (US$287 million)).

Civil proceedings - Environmental licensing of the Company's operations in the State of Pará, Brazil- The Company is a party to several civil proceedings, which are not individually material. Among these processes, the Company is engaged on public civil actions brought by associations representing the Kayapó and Xikrin indigenous communities, in the state of Pará, which seek to suspend the Company’s environmental licenses for Onça Puma (nickel), Salobo (copper) and S11D (iron ore). Those associations claim, among other things, that during the environmental licensing process, the Company did not perform appropriate studies on the impacts from those operations over the surrounding indigenous communities, which were ordinarily processed and approved by the competent licensing bodies.

In 2022, the Company entered into an indemnity agreement with the indigenous communities Xikrin do Cateté and Kayapó (note 2), for social and economic compensation. However, the Company is still defending itself against the environmental claims, which likelihood of loss is deemed as possible, however, it is not yet possible to estimate the amount of a potential loss due to the interruption of these operations or any potential agreement to mitigate and compensate.

Civil proceedings– Environmental licensing of the Company's operations in the States of Minas Gerais and Espírito Santo, Brazil - The Company is a party to a public civil action filed by associations representing the owners of areas near to the Mar Azul, Tamanduá and Capão Xavier mines. The associations are requesting the cancellation of Vale's mining and environmental licenses to operate those mines, mainly claiming that the mining activities are contaminating the water springs in the region. Those mining operations are currently suspended, and the Company is defending itself against the lawsuit, which it believes that the likelihood of loss is possible, however, it is not yet possible to estimate the amount of a potential loss due to the interruption of these operations or any potential agreement to mitigate and compensate.

87

In addition, the Company is also a party to public civil actions filed by the Public Ministry of the State of Minas Gerais and by the municipality of Juceaba requesting the Company to stop disposing tailings at Maravilhas II and III dams (Vargem Grande complex), Forquilhas V (Fábrica complex) and Dam 7 (Viga mine). The Company believes that the likelihood of loss is possible, however, it is not yet possible to estimate the amount of a potential loss due to an interruption of these operations or any potential agreement to mitigate and compensate.

Labor litigations– Safety requirements at dams in the State of Pará, Brazil - In March 2022, the Labor Prosecutor's Office of the State of Pará filed two public civil actions requesting an indemnification payment of R$590 (US$113 million) and the adoption of several work safety measures related to the Mirim and Pera Jusante dams to restrict access only to the employees that are strictly necessary at the site. The Company believes that the likelihood of loss is possible.

Environmental litigations– Iron ore operations in Itabira - The Company is a party to several environmental proceedings, which are not individually material. Among these processes, the Company is a defendant in two separate actions brought by the municipality of Itabira, in the Brazilian state of Minas Gerais. In the first action, filed in August 1996, the municipality alleges that Vale iron ore operations have caused environmental and social harm, and claims damages with respect to the alleged environmental degradation, as well as the immediate restoration of the affected ecological complex and the performance of compensatory environmental programs in the region. In the second action, filed in September 1996, the municipality of Itabira claims the right to be reimbursed for expenses it has incurred in connection with public services rendered due to mining activities. The damages sought, as adjusted from the date of the claim, amount to approximately R$2,249 (US$431 million) (2021: R$1,925 (US$345 million)).

c) Judicial deposits

	Consolidated		Parent Company
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Tax litigations	4,928	5,341	4,835	5,227
Civil litigations	640	559	506	431
Labor litigations	701	783	683	760
Environmental litigations	69	125	68	125
Total	6,338	6,808	6,092	6,543

d) Guarantees contracted for legal proceedings

In addition to the above-mentioned tax, civil, labor and environmental judicial deposits, the Company contracted R$12 billion (US$2.3 billion) in guarantees for its lawsuits, as an alternative to judicial deposits.

e) Contingent Assets

Arbitration related to Simandou - In 2010, the Company acquired a 51% interest in BSG Resources Limited G ("BSGR"), which held concession rights and permits for iron ore exploration in the Republic of Guinea. In 2014, the Republic of Guinea revoked these concessions based on evidence that BSGR had obtained them through bribery of Guinean government officials. The Republic of Guinea did not make any finding of any involvement or responsibility on the Company’s part. The arbitral tribunal in London ruled in the Company’s favor and ordered BSGR to pay to the Company the amount of approximately R$11,161 (US$2.1 billion) (with interest and costs). BSGR went into administration in March 2018, and the Company has commenced legal proceedings against BSGR before courts in London, England and in the United States District Court for the Southern District of New York to enforce the arbitral award against BSGR. The Company continues to pursue the enforcement of the award and collection of the amounts due by all legally available means, but since there can be no assurance as to the timing and amount of any collections, the asset was not recognized in its financial statements.

Accounting policy

A provision is recognized when it is considered probable that an outflow of resources will be required to settle the obligation and can be reliably estimated. The liability is accounted against an expense in the income statement. This obligation is updated based on the developments of the judicial process or interest accretion and can be reversed if the expectation of loss is not considered probable due to changes in circumstances or when the obligation is settled.

Contingent assets are disclosed when the related economic benefits are probable and are only recognized in the financial statements in the period in which their realization is virtually certain.

88

Critical accounting estimates and judgments

Litigations are contingent by nature, that is, it will be resolved when one or more future event occurs or fails to occur. Typically, the occurrence or not of such events is outside of the Company’s control. Legal uncertainties involve the application of significant estimates and judgments by management regarding the potential outcomes of future events.

29.	Employee benefits

a) Employee post retirement obligation

In Brazil, the management of the pension plans is the responsibility of Fundação Vale do Rio Doce de Seguridade Social (“Valia”) a nonprofit entity with administrative and financial autonomy. The Brazilian plans are as follows:

Benefit plan Vale Mais (“Vale Mais”) and benefit plan Valiaprev (“Valiaprev”) - The Company's employees participating in Valia are associated, for the most part, with the Vale Mais plan, which has a defined benefit component (settled benefit from the former Defined Benefits Plan and specific benefit to cover death, disability retirement and sickness benefit) and defined contribution component (for programmable benefits). The Valiaprev plan is similar to the Vale Mais plan, with the exception of not having the benefit settled and the sickness benefit. Both Vale Mais and Valiaprev plans were overfunded as at December 31, 2022 and 2021.

Defined benefit plan (“Plano BD”) - The Plano BD is closed to new entrants since 2000, when the Vale Mais plan was implemented. It is a plan that has defined benefit characteristics, covering almost exclusively retirees and their beneficiaries. It was overfunded as at December 31, 2022 and 2021 and the contributions made by the Company are not material.

“Abono complementação” benefit plan - The Company sponsors a specific group of former employees entitled to receive additional benefits from Valia regular payments. The contributions made by the Company finished in 2014. The “abono complementação” benefit was overfunded as at December 31, 2022 and 2021.

Other benefits - The Company sponsors medical plans for employees that meet specific criteria and for employees who use the “abono complementação” benefit. Although those benefits are not specific retirement plans, actuarial calculations are used to calculate future commitments. As those benefits are related to health care plans they have nature of underfunded benefits, and are presented as underfunded plans as at December 31, 2022 and 2021.

The foreign plans are managed in accordance with their region. They are divided between plans in Canada, US A, UK and Indonesia. Pension plans in Canada are composed of a defined benefit and defined contribution component. Currently the defined benefit plans do not allow new entrants. The foreign defined benefit plans are underfunded as at December 31, 2022 and 2021.

Employers’ disclosure about pensions and other post-retirement benefits on the status of the defined benefit elements of all plans is provided as follows.

89

i. Evolution of present value obligation

	Consolidated			Parent Company
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Benefit obligation as at December 31, 2020	16,138	24,073	9,007	16,138	1,650	2,417
Service costs	52	364	6	38	-	153
Interest costs	1,056	658	179	1,032	103	-
Benefits paid	(1,269)	(1,387)	(303)	(1,211)	(163)	(98)
Participant contributions	-	(167)	-	-	1	-
Effect of changes in the actuarial assumptions	(1,778)	(1,349)	(1,408)	(1,647)	(271)	(790)
Translation adjustment	18	1,627	486	-	-	-
Transfer	1,591	(1,591)	-	-	-	-
Benefit obligation as at December 31, 2021	15,808	22,228	7,967	14,350	1,320	1,682
Service costs	230	207	68	27	-	-
Interest costs	1,680	202	310	1,197	129	145
Benefits paid	(2,756)	(301)	(296)	(1,736)	(166)	(100)
Participant contributions	-	(157)	-	-	2	-
Effect of changes in the actuarial assumptions	(4,010)	(557)	(1,757)	(98)	1	(53)
Translation adjustment	(922)	(1,656)	(671)	-	-	-
Other	-	-	(99)	-	-	-
Transfer	16,798	(16,798)	-	-	-	-
Benefit obligation as at December 31, 2022	26,828	3,168	5,522	13,740	1,286	1,674

ii. Evolution of assets fair value

	Consolidated			Parent Company
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Fair value of plan assets as at December 31, 2020	20,626	20,744	-	20,626	566	-
Interest income	1,368	548	-	1,347	34	-
Employer contributions	158	214	303	86	15	98
Participant contributions	-	1	-	-	1	-
Benefits paid	(1,269)	(1,387)	(303)	(1,211)	(163)	(98)
Return on plan assets (excluding interest income)	(1,450)	999	-	(1,606)	63	-
Translation adjustment	(8)	1,485	-	-	-	-
Transfer	1,518	(1,518)	-	-	-	-
Fair value of plan assets as at December 31, 2021	20,943	21,086	-	19,242	516	-
Interest income	2,133	92	-	1,626	47	-
Employer contributions	231	75	296	77	18	100
Participant contributions	-	2	-	-	2	-
Benefits paid	(2,756)	(301)	(296)	(1,736)	(166)	(100)
Return on plan assets (excluding interest income)	(3,855)	(157)	-	(647)	113	-
Translation adjustment	(1,042)	(1,598)	-	-	-	-
Transfer	17,425	(17,425)	-	-	-	-
Fair value of plan assets as at December 31, 2022	33,079	1,774	-	18,562	530	-

iii. Reconciliation of assets and liabilities recognized in the statement of financial position

	Consolidated
	Plans in Brazil
	December 31, 2022			December 31, 2021
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Balance at beginning of the year	4,892	-	-	4,488	-	-
Interest income	426	-	-	313	-	-
Changes on asset ceiling	(496)	-	-	91	-	-
Balance at end of the year	4,822	-	-	4,892	-	-

Amount recognized in the statement of financial position
Present value of actuarial liabilities	(13,740)	(1,286)	(1,674)	(14,350)	(1,320)	(1,681)
Fair value of assets	18,562	530	-	19,242	516	-
Effect of the asset ceiling	(4,822)	-	-	(4,892)	-	-
Liabilities	-	(756)	(1,674)	-	(804)	(1,681)

90

Current liabilities	-	(17)	(82)	-	(226)	(23)
Non-current liabilities	-	(739)	(1,592)	-	(578)	(1,658)
Liabilities	-	(756)	(1,674)	-	(804)	(1,681)
	Consolidated
	Foreign plan
	December 31, 2022			December 31, 2021
	Overfunded pension plans (i)	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Movements of assets ceiling
Balance at beginning of the year	243	-	-	-	-	-
Interest income	4	-	-	-	-	-
Changes on asset ceiling and onerous liability	830	-	-	235	-	-
Translation adjustment	(83)	-	-	8	-	-
Balance at end of the year	994	-	-	243	-	-

Amount recognized in the statement of financial position
Present value of actuarial liabilities	(13,088)	(1,882)	(3,848)	(1,458)	(20,908)	(6,285)
Fair value of assets	14,517	1,244	-	1,701	20,569	-
Effect of the asset ceiling	(994)	-	-	(243)	-	-
Assets (liabilities)	435	(638)	(3,848)	-	(339)	(6,285)

Current liabilities	-	(35)	(210)	-	(41)	(263)
Non-current assets (liabilities)	435	(603)	(3,638)	-	(298)	(6,022)
Assets (liabilities)	435	(638)	(3,848)	-	(339)	(6,285)

	Consolidated
	Total
	December 31, 2022			December 31, 2021
	Overfunded pension plans (i)	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Balance at beginning of the year	5,135	-	-	4,488	-	-
Interest income	430	-	-	313	-	-
Changes on asset ceiling	334	-	-	326	-	-
Translation adjustment	(83)	-	-	8	-	-
Balance at end of the year	5,816	-	-	5,135	-	-

Amount recognized in the statement of financial position
Present value of actuarial liabilities	(26,828)	(3,168)	(5,522)	(15,808)	(22,228)	(7,967)
Fair value of assets	33,079	1,774	-	20,943	21,086	-
Effect of the asset ceiling	(5,816)	-	-	(5,135)	-	-
Assets (liabilities)	435	(1,394)	(5,522)	-	(1,142)	(7,967)

Current liabilities	-	(52)	(292)	-	(266)	(287)
Non-current assets (liabilities)	435	(1,342)	(5,230)	-	(876)	(7,680)
Assets (liabilities)	435	(1,394)	(5,522)	-	(1,142)	(7,967)

(i) The pension plan asset is recorded as “Other non-current assets” in the balance sheet.

	Parent Company
	Plans in Brazil
	December 31, 2022			December 31, 2021
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Balance at beginning of the year	4,892	-	-	4,488	-	-
Interest income	426	-	-	313	-	-
Changes on asset ceiling	(496)	-	-	91	-	-
Balance at end of the year	4,822	-	-	4,892	-	-

Amount recognized in the statement of financial position
Present value of actuarial liabilities	(13,740)	(1,286)	(1,674)	(14,350)	(1,320)	(1,681)

91

Fair value of assets	18,562	530		19,242	516	-
Effect of the asset ceiling	(4,822)	-		(4,892)	-	-
Liabilities	-	(756)	(1,674)	-	(804)	(1,681)

Current liabilities	-	(17)	(82)	-	(226)	(23)
Non-current liabilities	-	(739)	(1,592)	-	(578)	(1,658)
Liabilities	-	(756)	(1,674)	-	(804)	(1,681)

iv. Costs recognized in the income statement

	Consolidated
	Year ended December 31,
	2022			2021			2020
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Service cost	230	207	68	52	364	6	37	268	89
Interest expense	1,680	202	310	1,056	658	179	1,123	681	328
Interest income	(2,133)	(92)	-	(1,368)	(548)	-	(1,503)	(545)	-
Interest expense on effect of (asset ceiling)/ onerous liability	430	-	-	313	-	-	376	-	-
Total of cost, net	207	317	378	53	474	185	33	404	417

	Parent Company
	Year ended December 31,
	2022			2021
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Service cost	27	-	-	38	-	-
Interest expense	1,197	129	145	1,032	103	153
Interest income	(1,626)	(47)	-	(1,347)	(34)	-
Interest expense on effect of (asset ceiling)/ onerous liability	426	-	-	313	-	-
Total of cost, net	24	82	145	36	69	153

v. Costs recognized in the statement of comprehensive income

	Consolidated
	Year ended December 31,
	2022			2021			2020
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Balance at beginning of the year	(525)	(514)	(962)	(525)	(2,078)	(1,870)	(695)	(1,852)	(960)
Effect of changes actuarial assumptions	4,010	557	1,757	1,778	1,349	1,420	(622)	(1,579)	(1,321)
Return on plan assets (excluding interest income)	(3,855)	(157)	-	(1,450)	999	-	(248)	1,794	-
Change of asset ceiling	(334)	-	-	(330)	-	-	1,120	-	-
Other	(12)	-	8	(27)	17	24	-	45	74
	(191)	400	1,765	(29)	2,365	1,444	250	260	(1,247)
Deferred income tax	59	(133)	(520)	27	(713)	(463)	(85)	(76)	462
Others comprehensive income	(132)	267	1,245	(2)	1,652	981	165	184	(785)
Translation adjustments	4	14	43	2	(88)	(73)	-	(402)	(125)
Transfers/ disposal/ others	-	-	-	-	-	-	5	(8)	-
Accumulated other comprehensive income	(653)	(233)	326	(525)	(514)	(962)	(525)	(2,078)	(1,870)

	Parent Company
	Year ended December 31,
	2022			2021
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Balance at beginning of the year	(558)	(359)	(562)	(525)	(579)	(1,111)
Effect of changes actuarial assumptions	98	(1)	53	1,647	271	789
Return on plan assets (excluding interest income)	(647)	113	-	(1,606)	63	-
Change of asset ceiling	496	-	-	(91)	-	-
Other	-	(1)	46	-	-	42
	(53)	111	99	(50)	334	831
Deferred income tax	18	(37)	(33)	17	(114)	(282)
Others comprehensive income	(35)	74	66	(33)	220	549
Accumulated other comprehensive income	(593)	(285)	(496)	(558)	(359)	(562)

92

vi. Risks related to plans

The Administrators of the plans have committed to strategic planning to strengthen internal controls and risk management. This commitment is achieved by conducting audits and assessments of internal controls, which aim to mitigate operational market and credit risks. Risks are presented as follow:

Legal - Lawsuits: issuance of periodic reports to the audit and Board of Directors, including the lawyers' analysis of the chances of success (remote, probable or possible), focusing on the administrative decision on provisions. Promote and monitor adaptations to new legal obligations and monitor compliance with established legal obligations. Due diligence of third parties from the perspective of the Integrity Program.

Actuarial - The annual actuarial evaluation of the benefit plans comprises the assessment of taxes, income and adequacy of the costing plans. Technical study of compliance with the assumptions adopted in the actuarial evaluation of benefit plans prepared by an external actuary, in accordance with current legislation. Monitoring of biometric, demographic and economic-financial assumptions.

Market – Technical allocation studies are carried out with the objective of evaluating investment portfolios of the different obligations of the plans and projecting the future result of these portfolios. Asset Liability Management studies are carried out for defined benefit type obligations (Asset Liability Management study), while for defined contribution type obligations there are efficient frontier studies (investment profiles) and glidepath (life cycles). Periodic monitoring of the plans' short-term market risk based on risk indicators (VaR - Value at Risk, Benchmark VaR, Maximum Drawdown, Stress Tests, among others).

Credit - Risk classification of securities from corporate and bank issuers based on quantitative and qualitative assessments of the credit risk of the issuer, the asset and its guarantees, from acquisition to maturity. This internal rating sensitizes provisions for credit risk losses, as well as verified defaults, in accordance with current legislation. Provisions for loan losses with participants are realized based on default verified in payments.

Liquidity - Technical study of the liquidity of plans with defined benefit obligations, focusing on the long term, whose objective is to verify the sufficiency of the assets in fulfilling the plan's obligations. Monitoring of short-term liquidity with a focus on cash available to meet plan obligations for the coming years. The defined contribution bond portfolios (investment profiles and life cycles) have assets available for sale at any time in normal market situations.

vii. Actuarial and economic assumptions and sensitivity analysis

All calculations involve future actuarial projections about some parameters, such as: salaries, interest, inflation, mortality and disability.

The economic and actuarial assumptions adopted have been formulated considering the long-term period for maturity and should therefore be analyzed accordingly. In the short term they may not be realized.

The following assumptions were adopted in the assessment:

	Brazil
	December 31, 2022			December 31, 2021
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Discount rate to determine benefit obligation	9.77% - 9.88%	10.66%	9.81% - 9.90%	8.62% - 8.82%	10.25%	8.68% - 8.86%
Nominal average rate to determine expense/ income	9.77% - 9.88%	10.66%	N/A	8.62% - 8.82%	10.25%	N/A
Nominal average rate of salary increase	3.50% - 5.36%	6.86%	N/A	3.25% - 5.32%	7.50%	N/A
Nominal average rate of benefit increase	3.50% - 4.02%	6.86%	N/A	3.25%	7.50%	N/A
Immediate health care cost trend rate	N/A	N/A	6.35%	N/A	N/A	6.35%
Ultimate health care cost trend rate	N/A	N/A	6.35%	N/A	N/A	6.35%
Nominal average rate of price inflation	3.50%	4.25%	3.50%	3.25%	5.00%	3.25%

93

	Foreign
	December 31, 2022			December 31, 2021
	Overfunded pension plans	Underfunded pension plans	Other benefits	Underfunded pension plans	Other benefits
Discount rate to determine benefit obligation	5.10%	5.10%	5.14%	2.84%	3.03%
Nominal average rate to determine expense/ income	2.84%	2.84%	3.03%	2.62%	2.62%
Nominal average rate of salary increase	3.23%	3.23%	N/A	3.28%	N/A
Nominal average rate of benefit increase	3.00%	3.00%	N/A	3.00%	N/A
Immediate health care cost trend rate	N/A	N/A	5.11%	N/A	5.11%
Ultimate health care cost trend rate	N/A	N/A	4.57%	N/A	4.57%
Nominal average rate of price inflation	2.06%	2.06%	N/A	2.10%	N/A

For the sensitivity analysis, the Company applies the effect of 1.0% in nominal discount rate to the present value of the Company´s actuarial liability. The effects of this analysis on the Company´s actuarial liability and assumptions adopted are as follows:

	Brazil
	December 31, 2022
	Overfunded pension plans	Underfunded pension plans	Other benefits
Nominal discount rate - 1% increase
Actuarial liability adjusted for sensitivity test	12,787	1,236	2,156
Assumptions made	10.83%	11.66%	10.86%

Nominal discount rate - 1% reduction
Actuarial liability adjusted for sensitivity test	14,842	1,339	1,671
Assumptions made	8.83%	9.66%	8.86%

	Foreign
	December 31, 2022
	Overfunded pension plans	Underfunded pension plans	Other benefits
Nominal discount rate - 1% increase
Actuarial liability adjusted for sensitivity test	11,706	1,679	3,387
Assumptions made	6.11%	6.11%	6.14%

Nominal discount rate - 1% reduction
Actuarial liability adjusted for sensitivity test	14,606	2,103	4,339
Assumptions made	4.11%	4.11%	4.14%

viii. Assets of pension plans

Brazilian plan assets as at December 31, 2022 and 2021 includes respectively (i) investments in a portfolio of Vale’s share and other instruments in the amount of R$245 (US$47 million) and R$281 (US$50 million), which are presented as “Investments funds – Equity” and (ii) Brazilian Federal Government securities in the amount of R$21,986 (US$4,214 million) and R$20,550 (US$3,682 million), which are presented as “Debt securities governments” and “Investments funds – Fixed” Foreign plan assets as at December 31, 2022 and 2021 includes Canadian Government securities in the amount of R$2,368 (US$454 million) and R$3,806 (US$682 million), respectively.

94

ix. Overfunded pension plans

Assets by category are as follows:

	Consolitaded
	December 31, 2022				December 31, 2021
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	-	288	-	288	-	5	-	5
Equity securities	5,820	-	-	5,820	-	-	-	-
Debt securities - Corporate	3	1,913	-	1,916	7	412	-	419
Debt securities - Government	17,501	2,270	-	19,771	11,394	-	-	11,394
Investments funds - Fixed Income	5,426	694	-	6,120	10,660	978	-	11,638
Investments funds - Equity	2,372	7	-	2,379	2,524	-	-	2,524
International investments	120	1,203	-	1,323	510	-	-	510
Structured investments - Private Equity funds	-	983	1,255	2,238	-	718	573	1,291
Structured investments - Real estate funds	-	-	14	14	-	-	24	24
Real estate	-	-	1,527	1,527	-	-	1,187	1,187
Loans to participants	-	-	665	665	-	-	597	597
Total	31,242	7,358	3,461	42,061	25,095	2,113	2,381	29,589
Funds not related to risk plans (i)				(8,982)				(8,646)
Fair value of plan assets at end of year				33,079				20,943

(i) Financial investments not related to coverage of overfunded pension plans. Funds are related to the Company´s unconsolidated entities and former employees.

Measurement of overfunded plan assets at fair value with no observable market variables (level 3) are as follows:

	December 31, 2022
	Private equity funds	Real estate funds	Real estate	Loans to participants	Total
Balance as at December 31, 2020	653	28	1,325	545	2,551
Return on plan assets	56	(5)	(80)	87	58
Assets purchases	1	2	19	360	382
Assets sold during the year	(137)	(1)	(77)	(395)	(610)
Balance as at December 31, 2021	573	24	1,187	597	2,381
Return on plan assets	(24)	(10)	76	132	174
Assets purchases	54	-	127	1,442	1,623
Assets sold during the year	(188)	-	(115)	(1,506)	(1,809)
Translation adjustment	(7)	-	(1)	-	(8)
Transfer	847	-	253	-	1,100
Balance as at December 31, 2022	1,255	14	1,527	665	3,461

x.	Underfunded pension plans

Assets by category are as follows:

	Consolidated
	December 31, 2022				December 31, 2021
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	-	12	-	12	29	391	-	420
Equity securities	287	-	-	287	9,532	17	-	9,549
Debt securities - Corporate	-	127	-	127	-	3,106	-	3,106
Debt securities - Government	237	100	-	337	744	3,811	-	4,555
Investments funds - Fixed Income	213	-	-	213	211	-	-	211
Investments funds - Equity	34	29	2	65	16	964	298	1,278
Structured investments - Private Equity funds	-	-	42	42	-	-	1,010	1,010
Real estate	-	-	32	32	-	-	19	19
Loans to participants	-	-	8	8	-	-	7	7
Other	-	-	651	651	-	-	931	931
Total	771	268	735	1,774	10,532	8,289	2,265	21,086

95

Measurement of underfunded plan assets at fair value with no observable market variables (level 3) are as follows:

	Consolidated
	Private equity funds	Equity pool	Real estate	Loans to participants	Other	Total
Balance as at December 31, 2020	1,299	-	28	12	936	2,274
Return on plan assets	58	76	-	-	(76)	58
Assets purchases	151	210	-	-	-	361
Assets sold during the year	(588)	-	(4)	(3)	-	(595)
Translation adjustment	90	12	(5)	(2)	71	166
Balance as at December 31, 2021	1,010	298	19	7	931	2,265
Return on plan assets	5	-	-	1	(171)	(165)
Assets purchases	-	-	5	-		5
Assets sold during the year	(11)	-	(3)	-		(14)
Translation adjustment	(115)	(22)	(10)	-	(109)	(256)
Transfer between surplus and deficit plans	(847)	(274)	21	-	-	(1,100)
Balance as at December 31, 2022	42	2	32	8	651	735

xi. Disbursement of future cash flow

Vale expects to disburse R$318 (US$61 million) in 2023 in relation to pension plans and other benefits.

xii. Expected benefit payments

The expected benefit payments, which reflect future services, are as follows:

	December 31, 2022
	Overfunded pension plans	Underfunded pension plans	Other benefits
2023	1,294	160	117
2024	1,315	158	123
2025	1,334	155	126
2026	1,350	153	133
2027	1,364	151	139
2028 and thereafter	6,921	721	798

b)        Profit sharing program (“PLR”)

The Company recorded as cost of goods sold and services rendered and other operating expenses related to the profit sharing program R$2,578 (US$499 million), R$ 2,555 (US$474 million) and R$2,167 (US$416 million) for the years ended on December 31, 2022, 2021 and 2020, respectively.

c) Long-term incentive programs

For the long-term awarding of eligible executives, the Company compensation plans includes Matching program and Performance Share Unit program (“PSU”), with three-year-vesting cycles, respectively, with the aim of encouraging employee’s retention and encouraging their performance. The fair value of the programs is recognized on a straight-line basis over the three-year required service period, net of estimated losses.

Matching Program

For the Matching program, the participants can acquire Vale’s common shares in the market without any benefits being provided by Vale. If the shares acquired are held for a period of three years and the participants keep an employment relationship with Vale, the participant is entitled to receive from Vale an award in shares, equivalent to the number of shares originally acquired by the executive. It should be noted that, although a specific custodian of the shares is defined by Vale, the share initially purchased by the executives have no restriction and can be sold at any time. However, if it’s done before the end of the three-year-vesting period, they would lose its right of receiving the related award to be paid by Vale.

Performance Shares Units (“PSU”)

96

Under the PSU, eligible executives can earn, during a three-year vesting cycle, an award equivalent to the market value of a certain number of common shares and conditioned to Vale's performance factor measured based on Total Shareholder Return ("TSR") and Environmental, Social and Governance ("ESG") metrics. It is comprised of 75% of TSR metrics and 25% of ESG indicators and health and safety.

d) New accounting policy adopted in 2021

IFRS 2 defines that the accounting for share-based payments depends on the form of settlement of the plans, which can be “cash-settled” or “equity-settled”. When a plan is settled in cash, the payment obligation to the employee is recognized as a liability, which is updated to fair value recognized in the income statement at each reporting date and on the settlement date of the obligation. When the plan is settled with equity instruments, the fair value of the plan is calculated only on the grant date of the benefit and the fair value of the plan is recognized in the income statement for the year on a straight-line basis to equity over the period of service required.

Until December 2020, the long-term incentive programs for the Company's executives, were recorded as liabilities based on the practice adopted by the Company to settle its obligation related to these programs with cash payment instead of Vale’s shares for its executives.

On April 30, 2021, the modification of the Regulation of the Performance Share Unit program(“PSU”) was approved at the Ordinary and Extraordinary Annual General Meeting (“date of modification”), enabling the use of treasury shares of the Company to settle the obligation. Thus, the plans started to be treated as “equity-settled” and their fair value was remeasured on the modification date.

Remeasurement of the fair value of plans

The fair value of the Matching program was estimated using the Company's share price and ADR on the modification date, in the amount of R$109.02 and US$20.12 per share, respectively. The number of shares granted on the grant date for the 2019, 2020 and 2021 cycles were 1,222,721, 2,154,534 and 1,046,255, respectively.

For the PSU, the program was remeasured by estimating the performance factor using Monte Carlo simulations for the Return to Shareholders Indicator and health and safety and sustainability indicators. The assumptions used for the Monte Carlo simulations are shown in the table below, as well as the result used to calculate the expected value of the total performance factor.

December 31, 2021
Granted shares	1,474,723
Date shares were granted	04/30/2021
VALE (BRL)	109.02
VALE ON (USD)	20.12
Expected volatility	39.00% p.y.
Expected term (in years)	3
Expected shareholder return indicator	51.20%
Expected performance factor	60.96%

e) Measurement of the fair value of the 2022 plans

On March 30, 2022, a new cycle of the Matching program started and the Company estimates a fair value based on the prices of Company’s shares and ADRs on the share grant date of US$20.03 and R$95.87 per share. In relation to the 2022 cycle, the Company will grant 1,437,588 shares (2021: 1,046,255 shares).

During 2022, a new cycle of the PSU program has started as well and the Company will grant 1,709,955 shares (2021: 1,474,723 shares). The assumptions used for the Monte Carlo simulations are shown in the table below, as well as the result used to calculate the expected value of the total performance factor.

December 31, 2022
Granted shares	1,709,955
Date shares were granted	01/03/2022
VALE (BRL)	78.00
VALE ON (USD)	13.81
Expected volatility	39.00%p.y.
Expected term (in years)	3
Expected shareholder return indicator	51.20%
Expected performance factor	53.08%

97

Accounting policy

Employee benefits

i. Current benefits – wages, vacations and related taxes

Payments of benefits such as wages or accrued vacation, as well the related social security taxes over those benefits are recognized monthly in income, on an accrual basis.

ii. Current benefits – profit sharing program

The Company has the Annual Incentive Program (AIP) based on Team and business unit’s contribution and Company-wide performance through operational cash generation. The Company makes an accrual based on evaluation periodic of goals achieved and Company result, using the accrual basis and recognition of present obligation arising from past events in the estimated outflow of resources in the future. The accrual is recorded as cost of goods sold and services rendered or operating expenses in accordance with the activity of each employee.

iii. Non-current benefits – long-term incentive programs

The Company has established a procedure for awarding certain eligible executives (Matching and Performance Share unit (“PSU”) Programs) with the goal of encouraging employee retention and optimum performance. Share-based long-term compensation programs are equity-settled, under which the Company receives employee services as consideration for equity instruments. The fair value of employee services received in exchange for the grant of options is recognized as an expense. The total amount of expenses is recognized during the period in which the right is acquired; period during which the specific vesting conditions are met.

iv. Non-current benefits – pension costs and other post retirement benefits

The Company has several retirement plans for its employees.

For defined contribution plans, the Company's obligations are limited to a monthly contribution linked to a pre-defined percentage of the remuneration of employees enrolled into these plans.

For defined benefit plans, actuarial calculations are periodically obtained for liabilities determined in accordance with the Projected Unit Credit Method in order to estimate the Company’s obligation. The liability recognized in the statement of financial position represents the present value of the defined benefit obligation as at that date, less the fair value of plan assets. The Company recognized in the income statement the costs of services, the interest expense of the obligations and the interest income of the plan assets. The remeasurement of gains and losses, return on plan assets (excluding the amount of interest on return of assets, which is recognized in income for the year) and changes in the effect of the ceiling of the active and onerous liabilities are recognized in comprehensive income for the year.

For overfunded plans, the Company recognizes the net defined benefit assets limited to the present value of the economic benefits available as refunds or reductions in future contributions, considering minimum funding requirements applicable. For underfunded plans, the Company recognizes net defined benefit liabilities. The gain or loss on recognition/remeasurement of these net assets/liabilities are recognized in income statement or in comprehensive income, when arising from the actuarial valuation.

Critical accounting estimates and judgments

Post retirement benefits for employees - The amounts recognized depend on several factors that are determined based on actuarial calculations using various assumptions in order to determine costs and liabilities. One of these assumptions is selection and use of the discount rate. Any changes to these assumptions will affect the amount recognized.

At the end of each year the Company and external actuaries review the assumptions that will be used for the following year. These assumptions are used in determining the fair values of assets and liabilities, costs and expenses and the future values of estimated cash outflows, which are recorded in the plan obligations.

98

30.	Equity

a)       Share capital

As at December 31, 2022, the share capital was US$61,614 corresponding to 4,778,889,263 shares issued and fully paid without par value. The Board of Directors may, regardless of changes to by-laws, approve the issue and cancellation of common shares, including the capitalization of profits and reserves to the extent authorized.

	December 31, 2022
Shareholders	Common shares	Golden shares	Total
Shareholders with more than 5% of total capital	1,616,023,334	-	1,616,023,334
The Capital Group Companies, Inc	648,304,234	-	648,304,234
Previ	409,087,156	-	409,087,156
Mitsui&co	286,347,055	-	286,347,055
Blackrock, Inc	272,284,889	-	272,284,889
Free floating	2,867,055,366	-	2,867,055,366
Golden shares	-	12	12
Total outstanding (without shares in treasury)	4,483,078,700	12	4,483,078,712
Shares in treasury	295,810,551	-	295,810,551
Total capital	4,778,889,251	12	4,778,889,263

The information presented above is based on communications sent by shareholders pursuant to Instruction 358 issued by the Brazilian Securities Exchange Commission (“CVM”).

b) Cancellation of treasury shares

During 2022 and 2021, the Board of Directors approved cancellations of common shares issued by the Company, acquired and held in treasury, without reducing the amount of its share capital, as shown below. The effects were transferred in shareholders' equity as "Treasury shares used and cancelled", between the "Revenue reserve" and "Treasury shares".

	Number of canceled shares	Carrying amount
Cancellation approved on February 24, 2022	133,418,347	14,589
Cancellation approved on July 28, 2022	220,150,800	19,466
Year ended December 31, 2022	353,569,147	34,055

Cancellation approved on September 16, 2021	152,016,372	6,347
Year ended December 31, 2021	152,016,372	6,347

c)	Shares buyback program and treasury shares

During 2022 and 2021, the Board of Directors approved shares buyback programs for Vale’s shares, as described below.

	Total of shares repurchased		Effect on cash flows
	2022	2021	2022	2021
Shares buyback program for 470,000,000 shares (i)
Acquired by Parent	81,855,600	139,018,347	7.467	15.574
Acquired by wholly owned subsidiaries	96,959,900	152,166,153	8.758	13.547
	178,815,500	291,184,500	16.225	29.121

Shares buyback program for 500,000,000 shares (ii)
Acquired by Parent	87,779,900	-	7.114	-
Acquired by wholly owned subsidiaries	90,847,177	-	7.301	-
	178,627,077	-	14.415	-
Shares buyback program	357,442,577	291,184,500	30.640	29.121

(i) On April 1, 2021, the Board of Directors approved the common shares buyback program, limited to a maximum of 270,000,000 common shares or their respective ADRs. Continuing the previous program, the Board of Directors approved a new shares buyback program on October 28, 2021, with a limit of up to 200,000,000 common shares or their respective ADRs. Both programs were concluded in 2022.

(ii) On April 27, 2022, the Board of Directors approved the common shares buyback program, limited to a maximum of 500,000,000 common shares or their respective ADRs.

In February 2023 (subsequent event), the Company approved the transfer of 85 million shares from its wholly-owned subsidiaries to the Parent Company.

99

d) Profit distribution

	2022	2021
Net income attributable to Vale's shareholders	95,924	121,228
Appropriation to legal reserve	(1,387)	(6,061)
Appropriation to tax incentive reserve	(5,818)	(13,779)
Net income after appropriations to legal reserve and tax incentive reserve	88,719	101,388
Reclassification of the fair value adjustment reserve (note 16l)	-	2,911

Minimum mandatory remuneration	23,428	25,346

Additional remuneration
from statutory reserve	-	7,411
from the net income for the year	2,265	36,338
	2,265	43,749

Total remuneration to shareholders	25,693	69,095
Appropriation to statutory reserve	44,359	42,616
Appropriation to retained earnings reserve	18,667	-

Remuneration approved

The Company's By-laws determines as its minimum mandatory remuneration to Vale shareholders an amount equal to 25% of the net income, after appropriations to legal and tax incentive reserves. The remuneration approved as interest on capital (“JCP”) is gross up with the income tax applicable to Vale’s shareholders. The remuneration to Vale’s shareholders was based on the following resolutions:

•	On February 16, 2023 (subsequent event), the Board of Directors approved the shareholder’s remuneration of R$8,130 (US$1,569 million), of which R$5,865 (US$1,132 million) is part of the minimum mandatory remuneration, recorded as a liability for the year ended December 31, 2022, and R$2,265 (US$437 million) as an additional remuneration, recorded in equity as “Additional remuneration reserve”. The payment will be held in March 2023.

•	On December 1, 2022, the Board of Directors approved interest on capital to shareholders in the amount of R$1.319 (US$254 million), as an anticipation of the income for the year ended December 31, 2022, which is part of the minimum mandatory remuneration, recorded as a liability for the year ended December 31, 2022. The payment will be held in March 2023.

•	On July 28, 2022, the Board of Directors approved the remuneration to shareholders in the amount of R$16,243 (US$3,000 million), which is part of the minimum mandatory remuneration, recorded as a liability for the year ended December 31, 2022. It was fully paid in September 2022.

•	On February 24, 2022, the Board of Directors approved the remuneration to shareholders in the amount of R$17.849 (US$3,500 million) as an additional remuneration for the year ended December 31, 2021, recorded in equity as “Additional remuneration reserve”. It was fully paid in March 2022.

•	In 2021, the Company approved and paid dividends and interest on capital to shareholders in the amount of R$51,246 (US$9,844 million), as follows: (i) R$11,046 (US$2,200 million), as approved by the Board of Directors on June 17, 2021; and (ii) R$40,200 (US$7,644 million), approved by the Board of Directors on September 16, 2021. Of the total amount paid, R$25.346 (US$4,542 million) was the minimum mandatory remuneration for the year ended December 31, 2021, R$7,411 (US$1,476 million) was paid out the Company’s profits reserve and the remaining amount was paid as an anticipation of the income for the year ended December 31, 2021.

•       On February 25, 2021, the Board of Directors approved the shareholder’s remuneration in the amount of R$21,866 (US$3,972 million). Of the total amount, R$6,342 (US$1,152 million) represented the minimum mandatory remuneration for 2020. The remaining amount of R$15,524 (US$2,820 million) was approved as additional remuneration and was recorded in the equity as “Additional remuneration reserve. This amount was paid in full in March 2021.

100

e) Profit reserves

	Legal reserve	Tax incentive reserve	Statutory reserve	Retained earnings reserve	Additional remuneration reserve	Total of profit reserves
Balance as at December 31, 2020	8,011	3,427	9,636	-	15,524	36,598
Allocation of income	6,061	13,779	42,616	-	17,849	80,305
Deliberated dividends and interest on capital of Vale's shareholders	-	-	(7,411)	-	(15,524)	(22,935)
Treasury shares cancellation	-	-	(6,347)	-	-	(6,347)
Balance as at December 31, 2021	14,072	17,206	38,494	-	17,849	87,621
Allocation of income	1,387	5,818	44,359	18,667	2,265	72,496
Deliberated dividends and interest on capital of Vale's shareholders	-	-	-	-	(17,849)	(17,849)
Treasury shares cancellation	-	-	(34,055)	-	-	(34,055)
Transfers of reserves	-	16	(16)	-	-	-
Balance as at December 31, 2022	15,459	23,040	48,782	18,667	2,265	108,213

Legal reserve - Is a legal requirement for Brazilian public companies to retain 5% of the annual net income up to 20% of the capital. The reserve can only be used to compensate losses or to increase capital.

Tax incentive reserve - Results from the option to designate a portion of the income tax for investments in projects approved by the Brazilian Government as well as tax incentives.

Statutory reserve - Aims to ensure the maintenance and development of the main activities that comprise the Company’s operations and to retain budgeted capital for investments. Based on the Company’s by-laws, this reserve is capped to 50% of the annual distributable net income, up to the amount of the share capital.

Retained earnings reserve – It is intended to be used in investments for capital expenditures as allowed by the Brazilian Corporate Law.

Additional remuneration reserve - Results from the remuneration proposed by Management that exceeds the mandatory minimum remuneration of 25% of the adjusted net income.

Accounting policy

Share capital and treasury shares - The Company holds shares in treasury for a future sale, cancellation or for the payment of the executives' long-term compensation programs. These shares are recognized in a specific account as a reduction of equity to the acquisition value and maintained at the cost of the transaction. Incremental costs directly attributable to the issue of new shares or options are recognized in equity as a deduction from the amount raised, net of taxes.

Shareholder’s remuneration - The shareholder’s remuneration is paid on dividends and interest on capital. This remuneration is recognized as a liability in the financial statements of the Company based on bylaws. Any amount above the minimum mandatory remuneration approved by the by-laws shall only be recognized in current liabilities on the date that is approved by shareholders.

The Company is permitted to distribute interest attributable to equity. The calculation is based on the equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the Brazilian Government Long-term Interest Rate (“TJLP”) determined by the Central Bank of Brazil. Also, such interest may not exceed 50% of the net income for the year or 50% of retained earnings plus profit reserves as determined by Brazilian corporate law.

The benefit to the Company, as opposed to making a dividend payment, is a reduction in the income tax burden because this interest charge is tax deductible in Brazil. Income tax of 15% is withheld on behalf of the shareholders relative to the interest distribution. Under Brazilian law, interest attributed to equity is considered as part of the annual minimum mandatory dividend. This notional interest distribution is treated for accounting purposes as a deduction from equity in a manner similar to a dividend and the tax deductibility recorded in the income statement.

101

31.	Related parties

The Company’s related parties are subsidiaries, joint ventures, associates, shareholders and its related entities and key management personnel of the Company.

Related party transactions were made by the Company on terms equivalent to those that prevail in arm´s-length transactions, with respect to price and market conditions that are no less favorable to the Company than those arranged with third parties.

Net operating revenue relates to sale of iron ore to the steelmakers and right to use capacity on railroads. Cost and operating expenses mostly relates to the variable lease payments of the pelletizing plants.

Purchases, accounts receivable and other assets, and accounts payable and other liabilities relate largely to amounts charged by joint ventures and associates related to the pelletizing plants operational lease and railway transportation services.

a)       Transactions with related parties

	Consolidated
	Year ended December 31,
	2022			2021			2020
	Net operating revenue	Cost and operating expenses	Financial result	Net operating revenue	Cost and operating expenses	Financial result	Net operating revenue	Cost and operating expenses	Financial result
Joint Ventures
Companhia Siderúrgica do Pecém	2,231		(14)	3,438	-	14	1,845	-	38
Aliança Geração de Energia S.A.		(625)		26	(564)	-	100	(540)	-
Pelletizing companies (i)		(1,733)	(173)	-	(1,872)	(79)	-	(507)	(87)
MRS Logística S.A.	6	(2,039)	-	-	(1,498)	-	-	(1,187)	-
Norte Energia S.A.		(695)	-	-	(612)	-	-	(515)	-
Other	210	(42)	(2)	-	(53)	(3)	-	(70)	(3)
	2,447	(5,134)	(189)	3,464	(4,599)	(68)	1,945	(2,819)	(52)
Associates
VLI	1,487	(133)	(12)	1,374	(115)	(9)	1,208	(127)	(6)
Other	6	(3)	(6)	5	-	-	25	-	15
	1,493	(136)	(18)	1,379	(115)	(9)	1,233	(127)	9
Major shareholders
Bradesco	-	-	2,029	-	-	(2,978)	-	-	(255)
Banco do Brasil	-	-	14	-	-	72	-	-	89
Mitsui	2,151	-	-	1,416	-	-	964	-	-
	2,151	-	2,043	1,416	-	(2,906)	964	-	(166)

Total of continuing operations	6,091	(5,270)	1,836	6,259	(4,714)	(2,983)	4,142	(2,946)	(209)
Discontinued operation - Coal	-	-	-	-	(518)	81	-	(2,078)	116
Total	6,091	(5,270)	1,836	6,259	(5,232)	(2,902)	4,142	(5,024)	(93)

102

	Parent Company
	Year ended December 31,			Year ended December 31,
	2022			2021
	Net operating revenue	Cost and operating expenses	Financial result	Net operating revenue	Cost and operating expenses	Financial result
Subsidiaries
Vale International	120,708	-	(5,759)	193,650	-	(1,631)
Other	218	(752)	(137)	171	(2,510)	(51)
	120,926	(752)	(5,896)	193,821	(2,510)	(1,682)
Joint Ventures
Companhia Siderúrgica do Pecém	2,218		(14)	3,428	-	14
Aliança Geração de Energia S.A.	-	(625)		-	(564)	-
Pelletizing companies (i)	-	(1,733)	(45)	-	(1,872)	(39)
MRS Logística S.A.	6	(2,039)	-	-	(1,498)	-
Norte Energia S.A.	-	(695)	-	-	(612)	-
Other	210	(42)	(2)	-	(53)	(3)
	2,434	(5,134)	(61)	3,428	(4,599)	(28)
Associates
VLI	1,487	(133)	(12)	1,374	(115)	(9)
Other	3	-	(6)	5	-	-
	1,490	(133)	(18)	1,379	(115)	(9)
Major shareholders
Bradesco	-	-	1,972	-	-	(2,978)
Banco do Brasil	-	-	5	-	-	67
	-	-	1,977	-	-	(2,911)

Total	124,850	(6,019)	(3,998)	198,628	(7,224)	(4,630)

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

b)       Outstanding balances with related parties

	Consolidated
	December 31, 2022			December 31, 2021
	Assets			Assets
	Cash and cash equivalents	Accounts receivable	Dividends receivable	Cash and cash equivalents	Accounts receivable	Dividends receivable
Joint Ventures
Companhia Siderúrgica do Pecém	-	475	89	-	414	219
Pelletizing companies (i)	-	-	128	-	-	208
MRS Logística S.A.	-	-	128	-	-	105
Other	-	19	260	-	5	4
	-	494	605	-	419	536
Associates
VLI	-	71	-	-	87	-
Other	-	-	12	-	15	17
	-	71	12	-	102	17
Major shareholders
Bradesco	1,749	-	802	9,744	-	28
Banco do Brasil	156	-	-	440	-	-
Mitsui	-	467	-	-	23	-
	1,905	467	802	10,184	23	28
Pension plan	-	70	-	-	64	-
Total	1,905	1,102	1,419	10,184	608	581

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

103

	Consolidated
	December 31, 2022		December 31, 2021
	Liabilities		Liabilities
	Supplier and contractors	Financial instruments and other liabilities	Supplier and contractors	Financial instruments and other liabilities
Joint Ventures
Pelletizing companies (i)	326	2,086	73	2,192
MRS Logística S.A.	299	-	228	-
Other	157	-	87	-
	782	2,086	388	2,192
Associates
VLI	27	274	32	262
Other	16	-	25	-
	43	274	57	262
Major shareholders
Bradesco	-	391	-	1,479
Mitsui	7	-	9	-
	7	391	9	1,479
Pension plan	62	-	54	-
Total	894	2,751	508	3,933

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

	Parent Company
	December 31, 2022			December 31, 2021
	Assets			Assets
	Cash and cash equivalents	Accounts receivable	Dividends receivable	Cash and cash equivalents	Accounts receivable	Dividends receivable
Subsidiaries
Vale International S.A.	-	46,021	-	-	45,430	-
Minerações Brasileiras Reunidas S.A.	-	-	229	-	-	213
Salobo Metais	-	-	400	-	34	711
Other	-	44	111	-	11	112
	-	46,065	740	-	45,475	1,036
Joint Ventures
Companhia Siderúrgica do Pecém	-	475	89	-	401	219
Pelletizing companies (i)	-	-	128	-	-	208
MRS Logistica S.A.	-	-	23	-	-	18
Other	-	19	260	-	2	4
	-	494	500	-	403	449
Associates
VLI	-	71	-	-	87	-
Other	-	-	3	-	15	17
	-	71	3	-	102	17
Major shareholders
Bradesco	744	-	802	7,970	-	28
Banco do Brasil	15	-	-	385	-	-
	759	-	802	8,355	-	28
Pension Plan	-	70	-	-	64	-
Total	759	46,700	2,045	8,355	46,044	1,530

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

104

	Parent Company
	December 31, 2022			December 31, 2021
	Liabilities			Liabilities
	Supplier and contractors	Loans	Financial instruments and other liabilities	Supplier and contractors	Loans	Financial instruments and other liabilities
Subsidiaries
Vale International S.A.	-	74,156	5,037	-	86,125	5,367
Minerações Brasileiras Reunidas S.A.	-	-	-	-	-	-
Other	101	-	3,762	135	-	2,337
	101	74,156	8,799	135	86,125	7,704
Joint Ventures
Pelletizing companies (i)	326	-	-	73	-	-
MRS Logística S.A.	299	-	-	228	-	-
Other	157	-	-	86	-	-
	782	-	-	387	-	-
Associates
VLI	27	-	274	32	-	262
Other	1	-	-	10	-	-
	28	-	274	42	-	262
Major shareholders
Bradesco	-	-	391	-	-	1,479
Mitsui	7	-	-	-	-	-
	7	-	391	-	-	1,479
Pension plan	61	-	-	54	-	-
Total	979	74,156	9,464	618	86,125	9,445

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

c)       Key management personnel compensation

	Year ended December 31,
	2022	2021	2020
Short-term benefits
Wages	54	49	48
Direct and indirect benefits	8	7	7
Profit sharing program (“PLR”)	60	56	39
	122	112	94
Long-term benefits
Shares based	95	67	63

Severance	10	8	34
	227	187	191

32.	Commitments and guarantee

a) Commitments

	December 31, 2022	December 31, 2021
Financial guarantees without registration effect	34,095	27,984
Purchase of energy	13,592	15,322
	47,687	43,306

Commitments arise mainly from contracts for the acquisition of fuel and power and the purchase of raw materials and services. They represent the minimum required and non-cancelable payments related to contractual obligations.

105

b) Guarantee

	December 31, 2022			December 31, 2021
	Guarantee	Restricted cash	Liability (i)	Guarantee	Restricted cash	Liability (i)
Associates and joint ventures	7,941	-	537	8,443	-	3,026
Assets retirement obligations	3,361	381	-	3,373	278	-
Loans and financing	-	-	-	458	-	-
	11,302	381	537	12,274	278	3,026

(i) The fair value of these financial guarantees is recorded as “Other financial liabilities” (note 14).

Guarantees for associates and joint ventures - The Company has issued financial guarantees to certain associates and joint ventures to the extent of its direct and indirect ownership interest. In 2022, there was an improvement in the credit risk rating of the associates and as a result of the decrease in the probability of default on the guaranteed debts, resulting in a gain in the amount of R$2,488 (US$481 million) (2021: R$1,536 (US$312 million) (note 6).

Guarantees related to asset retirement obligations - The Company has financial guarantees provided for the asset retirement obligations of its Energy Transition Materials operations in Canada. In addition, for Indonesia, as collateral in relation to the bank guarantees issued by the bank in relation to the reclamation and mine closure guarantees Vale has bank deposits as collateral in relation to the bank guarantees issued by the bank in relation to the reclamation and mine closure guarantees.

Fixed assets given as guarantee for loans and financing - The Company had loans and financing amounting to secured by fixed assets, which were terminated on June 30, 2022. In addition, the securities issued through Vale’s wholly owned finance subsidiary Vale Overseas Limited are fully and unconditionally guaranteed by Vale and no other subsidiary of the Parent Company guarantees those securities.

106

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

Date: February 16, 2023